Form 20-F
period 2026-03-31
Mint Inc Ltd
filed 2026-08-14
CIK 1998560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,512,500 Class A Ordinary Shares of no par value and 4,900,000 Class B Ordinary Shares of no par value issued and outstanding as of March 31, 2026, in each case before giving effect to the Company’s 1-for-10 reverse stock split of its issued and unissued Class A and Class B ordinary shares effective May 6, 2026. 12,690,742 Class A Ordinary Shares of no par value and 701,879 Class B Ordinary Shares of no par value issued and outstanding as of the date of this annual report.

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

INTRODUCTION

Throughout this annual report, unless the context indicates otherwise, references to “Mint,” “we,” “Group,” “us,” the “Company,” “our,” “our company,” or “MIMI” refer to Mint Incorporation Limited, a British Virgin Islands holding company and its subsidiaries, collectively. Unless otherwise indicated, in this annual report, references to:

●	“Amended and Restated Memorandum and Articles of Association” refers to the Second Amended and Restated Memorandum and Articles of Mint Incorporation Limited, adopted by resolution of directors passed on March 31, 2026 and filed with the Registry of Corporate Affairs of the BVI on April 8, 2026;

●	“Axonex AI” refers to Axonex AI Limited (former name: Aspiration Group Limited), a company incorporated in the British Virgin Islands with limited liability, which is a wholly-owned subsidiary of Mint and serves as the intermediate holding company for Axonex Intelligence HK and Axonex Intelligence Singapore;

●	“Aspiration X” refers to Aspiration X Limited, a company incorporated in the British Virgin Islands with limited liability, which is a wholly-owned subsidiary of Mint;

●	“Axonex Automation” refers to Axonex Automation Limited, a company incorporated in Hong Kong with limited liability on March 3, 2026 and has not yet commenced business;

●	“Axonex Intelligence HK” refers to Axonex Intelligence Limited, a company incorporated in Hong Kong with limited liability on January 10, 2025;

●	“Axonex Intelligence Singapore” refers to Axonex Intelligence Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore on October 24, 2025;

●	“Axonex Robotics” refers to Axonex Robotics Limited, a company incorporated in Hong Kong with limited liability on October 30, 2025 and a 60%-owned joint venture entity of Mint;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act, 2004 (as amended) of the British Virgin Islands;

●	“China” or “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, the Macau Special Administrative Region of the People’s Republic of China, and Taiwan;

●	“CKL Holding” refers to CKL Holding Limited, a company incorporated in the British Virgin Islands with limited liability, which is a wholly-owned subsidiary of Mint and serves as the intermediate holding company for Matter International, Grand Engineering, and Spark Interiors;

●	“Class A Ordinary Shares” refers to the Class A ordinary shares of Mint, with no par value, each carrying one vote per share;

●	“Class B Ordinary Shares” refers to the Class B ordinary shares of Mint, with no par value, each carrying twenty (20) votes per share;

●	“Company,” “Our Company” or “Mint” refers to Mint Incorporation Limited, a BVI business company incorporated under the laws of the British Virgin Islands with limited liability;

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

●	“Grand Engineering” refers to Grand Engineering and Construction Limited, a company incorporated in Hong Kong with limited liability on February 10, 2025, which is an indirect wholly-owned subsidiary of Mint through CKL Holding;

●	“HK$” or “Hong Kong dollars” refer to Hong Kong dollars, the lawful currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Interior Design and Fit-Out Subsidiaries” refers collectively to Grand Engineering and Construction Limited, Matter International Limited, and Spark Interiors Limited;

●	“Intermediate Holding Companies” refers to our direct wholly-owned subsidiaries that hold our Operating Subsidiaries, being, as of the date of this annual report, CKL Holding Limited, Axonex AI Limited, and Aspiration X Limited, each incorporated in the British Virgin Islands;

●	“Joint Venture Entities” refers to Axonex Robotics Limited, YAS JV, and Rice JV, collectively the partially owned joint venture entities of the Group;

●	“Matter International” refers to Matter International Limited (formerly known as Matter Interiors Limited), a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of Mint through CKL Holding;

●	“Operating Subsidiaries” refers to the operating subsidiaries of Mint and the joint venture entities over which Mint has control in which Mint holds, directly or indirectly, a majority voting interest, namely, Matter International, Grand Engineering, Spark Interiors, Axonex HK, Axonex Singapore, Rice JV, and Axonex Robotics, collectively;

●	“Ordinary Shares” refers to the Class A Ordinary Shares and the Class B Ordinary Shares, collectively;

●	“Rice JV” refers to Rice Robotics AGI Holding Limited, a company incorporated in the British Virgin Islands and a joint venture entity co-owned with Rice Robotics Holdings Limited;

●	“Robotics and AI Subsidiaries” refers collectively to Axonex Intelligence Limited, Axonex Intelligence Pte. Ltd., Axonex Automation Limited, Axonex Robotics Limited, and Rice Robotics AGI Holding Limited, being the subsidiaries of the Company engaged in robotics and artificial intelligence activities;

●	“SEC” or “Commission” refer to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

●	“Spark Interiors” refers to Spark Interiors Limited, a company incorporated in Hong Kong with limited liability on December 23, 2025, which is an indirect wholly-owned subsidiary of Mint through CKL Holding;

●	“US$,” “USD” or “U.S. dollars” refer to United States dollars, the lawful currency of the United States;

●	“we,” “us,” “our,” “our Group,” and “the Group” refer to Mint Incorporation Limited and its subsidiaries, taken as a whole, except where the context otherwise requires; and

●	“YAS JV” refer to YAS Robotics Limited, a company incorporated in Hong Kong and a joint venture entity co-owned with YAS Digital Group Limited.

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

	For the years ended March 31,
	2024	2025	2026
Average rate	7.82	7.79	7.80

	As of March 31,
	2024	2025	2026
Year-end spot rate	7.83	7.78	7.84

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

Item 3. Key Information

Overview

Corporate Structure

The following diagram illustrates our corporate structure, as of the date of this annual report:

Mint Incorporation Limited was incorporated on October 18, 2023, as a BVI business company with limited liability under the laws of the BVI. As of the date of this annual report, the Company is authorized to issue a maximum of 28,000,000 shares of no par value each divided into (i) 25,200,000 Class A Ordinary Shares of no par value and (ii) 2,800,000 Class B Ordinary Shares of no par value, of which 12,690,742 Class A Ordinary Shares and 701,879 Class B Ordinary Shares are issued and outstanding, in each case after giving effect to the Reverse Stock Split described below under “Recent Developments”. Mint is a holding company and is currently not actively engaging in any business.

CKL Holding Limited was incorporated on October 27, 2023 under the laws of the BVI with limited liability. CKL is a wholly owned subsidiary of Mint and is an investment holding company with no active operations of its own. CKL Holding Limited serves as the intermediate holding company for Matter International Limited, Grand Engineering and Construction Limited and Spark Interiors Limited.

Matter International Limited (formerly known as Matter Interiors Limited) was formed on November 16, 2018, as a limited company under the laws of Hong Kong. It is the Group’s principal interior design and fit-out operating subsidiary and is held indirectly through CKL. On September 15, 2025, Matter Interiors Limited changed its name to Matter International Limited.

Axonex AI Limited (formerly known as Aspiration Group Limited) was incorporated on March 5, 2025, as a BVI business company with limited liability. It serves as an intermediate investment holding company within the Group’s structure and has no active operations of its own.

Grand Engineering and Construction Limited was incorporated on February 10, 2025, as a limited company under the laws of Hong Kong. It was transferred into the Group as an indirect wholly owned subsidiary through CKL on August 7, 2025, for administrative purposes and nominal consideration. Grand Engineering is engaged in the provision of building works and related construction services in Hong Kong.

Axonex Intelligence Limited was incorporated on January 10, 2025, as a limited company under the laws of Hong Kong under the name Smartland Capital Limited. It was transferred into the Group as an indirect wholly owned subsidiary through Aspiration Group on August 7, 2025, for administrative purposes and nominal consideration, and was renamed Axonex Intelligence Limited on August 6, 2025. Axonex Intelligence is engaged in the provision of smart facility management solutions integrating robotics, IoT, and AI technologies, serving enterprises, real estate operators, shopping centers, and government agencies in Hong Kong and across the Asia Pacific region.

Aspiration X Limited was incorporated on October 3, 2025, as a BVI business company with limited liability. It serves as an intermediate investment holding company and is the vehicle through which the Group pursues its robotics and physical AI partnerships.

Axonex Robotics Limited was incorporated on October 30, 2025, as a limited company under the laws of Hong Kong. The Company indirectly holds 60% of its issued share capital, with the remaining 40% held by AIMO (HK) Limited, an independent Hong Kong-based robotics company. Axonex Robotics is engaged in robotics design.

Axonex Intelligence Pte. Ltd. was incorporated on October 24, 2025, as a private company limited by shares under the laws of Singapore. It is an indirect wholly owned subsidiary of the Company and is engaged in software and application development.

Spark Interiors Limited was incorporated on December 23, 2025, as a limited company under the laws of Hong Kong. It is an indirect wholly owned subsidiary of the Company through CKL and is engaged in the provision of interior design and fit-out services with a focus on residential customers.

Axonex Automation Limited was incorporated on March 3, 2026 under the laws of Hong Kong. It is not engaging in any active operation as of the date of this annual report.

Rice Robotics AGI Holding Limited, a joint venture co-owned with Rice Robotics Holdings Limited, was incorporated on May 20, 2026 under the laws of the British Virgin Islands. Rice Robotics AGI Holding Limited mainly focuses on the development and sales of the next generation of AI companion robots.

YAS Robotics Limited was incorporated on September 28, 2022 under the laws of Hong Kong as a wholly-owned subsidiary of YAS Digital Group Limited (“YAS Digital”). On June 9, 2026, Aspiration X Limited, our wholly-owned subsidiary, entered into a joint venture agreement with YAS Digital in respect of YAS Robotics (the “YAS JV Agreement”). Pursuant to the YAS JV Agreement, YAS Digital transferred 25% of the issued and outstanding shares of YAS Robotics to Aspiration X Limited on June 29, 2026, following which YAS Robotics became a joint venture in which we hold a 25% equity interest and YAS Digital holds the remaining 75%. YAS Robotics focuses principally on the development, marketing, and distribution of robotics and AI-related insurance products.

Transfers of Cash to and from Our Subsidiaries

Mint has no operations of its own. It conducts its operations through our Operating Subsidiaries. Mint may rely on dividends or payments to be paid by our Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Cash is usually transferred through our Group in the following manner: (i) funds may be transferred from Mint, our holding company incorporated in BVI, to our Intermediate Holding Companies, and further to their respective Operating Subsidiaries, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiaries to Mint through our intermediate holding companies. If Mint intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to Mint through our intermediate holding companies in accordance with the applicable laws and regulations of the relevant jurisdictions, and the dividends will be distributed by Mint to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

There is no restriction under the BVI Act on the amount of funding that Mint may provide to its subsidiaries through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Mint. Our Operating Subsidiaries incorporated in Hong Kong are also permitted under the laws of Hong Kong to provide funding to Mint through dividend distributions or payments without restrictions on the amount of the funds.

We can distribute accumulated and realized profits (so far as not previously utilized by distribution or capitalization) available for distribution less their accumulated loss (to the extent that they have not been previously written off in a reduction or reorganization of capital) by dividends from our Operating Subsidiaries incorporated in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Act and our currently in effect Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and Mint will be able to satisfy our debts as they fall due in the ordinary course of business. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company incorporated in Hong Kong may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Furthermore, as of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies or the remittance of currencies out of Hong Kong, nor is there any restriction under the laws of Hong Kong on the use of foreign exchange to transfer cash between Mint and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations under the laws of Hong Kong on the distribution of earnings from our business and subsidiaries, to Mint and U.S. investors or on the payment of and amounts owed. The laws and regulations of Mainland China do not currently have any impact on our ability to transfer cash or assets among Mint, our Intermediate Holding Companies and our Operating Subsidiaries, or to investors in the United States. However, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are held in Hong Kong or by a Hong Kong entity (such as our Operating Subsidiaries incorporated in Hong Kong), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to intervention by the PRC government in, or the imposition by the PRC government of, restrictions and limitations on the ability of Mint, our Intermediate Holding Companies or our Operating Subsidiaries to transfer cash or assets. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on the ability of Mint, our Intermediate Holding Companies, or the Operating Subsidiaries to transfer or distribute cash within our Group, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. Any limitation, if imposed in the future, on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. For a more detailed discussion of how the cash is transferred within our organization, see “Item 3. Key Information—D. Risk Factors — Risks relating to our corporate structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our Operating Subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.” in this annual report for further details.

For the fiscal years ended March 31, 2024, 2025, and 2026, the only cash flows and transfers of assets between Mint and its Operating Subsidiaries, and among the subsidiaries, were as follows:

During the fiscal year ended March 31, 2026,

(i)	Mint transferred approximately HK$3,000,000 (US384,615.38) to Matter International for repayment of intercompany balance, HK$5,000,000 (US$641,025.64) to Axonex Intelligence HK for intercompany loan, and HK$200,000 (US$25,641.03) to Grand Engineering for intercompany loan;

(ii)	Matter International transferred approximately HK$20,000 (US$2,564.10) to Mint for operating expenses;

(iii)	Axonex Intelligence HK transferred approximately HK$51,239.44 (US$6,569.16) to Matter International for settlement of expense paid;

(iv)	Matter International transferred approximately HK$600,000 (US$76,923.08) to Grand Engineering for initial operating expense;

During the fiscal year ended March 31, 2025,

(i)	Mint transferred approximately HK$24,000,000 to Matter International for payment of expenses;

(ii)	Matter International transferred approximately HK$790,000 to Mint for expenses related to our initial public offering.

These transfers were made as intercompany loans and not as dividend payments or distributions. Mint has not declared or paid any dividends or other distributions to its shareholders, nor have any dividends or distributions been made by our Operating Subsidiaries to Mint (other than the transfer of cash disclosed above). For the fiscal years ended March 31, 2024, 2025 and 2026, our Operating Subsidiaries declared aggregate dividends of US$nil, US$nil and US$nil. Our other subsidiaries have not declared or made any dividends or other distributions to their shareholders in FY2024, FY2025 or FY2026.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiaries by way of dividend payments.

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

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in December 2025. As of the date of this annual report, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to the continued listing and trading of our Class A Ordinary Shares, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to our Class A Ordinary Shares - Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 36 of this annual report.

Regulatory Development in the PRC

We are a holding company incorporated in the BVI with all of the operations conducted by our Operating Subsidiaries in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary in Mainland China, nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

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

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments, and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

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

Our Operating Subsidiaries may collect and store data (including certain personal information) from their customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). We do not expect the Measures to have an impact on our business or operations, given that (i) our Operating Subsidiaries are incorporated in Hong Kong, (ii) we have no subsidiary, VIE structure nor any direct operations in Mainland China, and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the Mainland China shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We believe that our Operating Subsidiaries will not be deemed to be an “Operator” required to file for cybersecurity review in connection with our listing in the United States, because (i) our Operating Subsidiaries were incorporated and operate in Hong Kong without any subsidiary or VIE structure in Mainland China and each of the Measures, the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of the date of this annual report, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this annual report, our Operating Subsidiaries have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review or a CSRC review.

Data Security Law

The PRC Data Security Law (the “Data Security Law” or “DSL”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, DSL applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operations or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

CSRC Filing or Approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this annual report, we are not required to submit an application to the CSRC for its approval of our IPO and the continued listing and trading of our Class A Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion.

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

Since recent statements, laws and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. It also remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or are denied permission from Mainland China or Hong Kong authorities, we will not be able to maintain the listing of our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

As of the date of this annual report, we have no operations in Mainland China. Our Operating Subsidiaries are located, and operate, in Hong Kong, a special administrative region of the PRC. We believe that the PRC government does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China, as of the date of this annual report. We do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

However, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. In light of PRC’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Permissions required from Hong Kong and PRC authorities

We have been advised by D.Fan & Co., our counsel as to the laws of Hong Kong, that based on their understanding of the current Hong Kong laws, as of the date of this annual report, we and our Operating Subsidiaries are not required to obtain any permissions or approvals from Hong Kong authorities to maintain our listing in the United States and issue our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this annual report, apart from business registration certificates, we and our Operating Subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our Hong Kong Operating Subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their business in Hong Kong, including but not limited to their business registration certificates.

As advised by our PRC Counsel, China Commercial Law Firm, based on PRC laws and regulations effective as of the date of this annual report, the Company is not required to obtain permissions or approvals from any PRC authorities for maintaining our listing in the United States, including the filings under the Trial Measures, and to issue our Class A Ordinary Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listings like ours are subject to this regulation; and (ii) our Operating Subsidiaries were established and operate in Hong Kong and are not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. As further advised by China Commercial Law Firm, we and our Operating Subsidiaries are not required to obtain any permissions or approvals from any Chinese authorities to operate our business as of the date of this annual report. No permissions or approvals have been applied for by us or denied by any relevant authority.

In the event that the operation of us or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we may face the risks and uncertainties associated with the legal system in the Mainland China, its complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. In the event that the operation of us or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we may face the risks and uncertainties associated with the legal system in the Mainland China, its complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and PRC government may exercise significant oversight over the conduct of business in Hong Kong.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks as those operated in Mainland China, including the ability to offer securities to investors, maintain listing on a U.S. or other foreign exchanges, conduct business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

Risk Factors Summary

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information - 3.D. Risk Factors” of this annual report. The following is a summary of what we view as our most significant risk factors:

Risks Relating to Our Business and Operations

●	Our interior design and fit-out business is project-based, and our profitability depends on the terms negotiated under each project agreement and may vary significantly from period to period. (See page 16)

●	Several of our operating subsidiaries have limited operating histories, and their future profitability is subject to greater uncertainty than that of our established interior design and fit-out business. (See page 16)

●	The cost of sales of our Operating Subsidiaries has historically fluctuated. If we experience any significant increase in cost of sales, gross profit margin might decrease and our business operations and financial position might be materially and adversely affected. (See page 16)

●	Inaccurate project cost estimates or cost overruns could adversely affect our results of operations. (See page 16)

●	We invest significant time and cost in the design stage of a project and there is a risk that a customer may reject the design proposal. (See page 17)

●	We rely heavily on recurring customers and referrals, our means of obtaining new business are limited, and our number of recurring customers has declined significantly. (See page 17)

●	A significant portion of the revenue of our interior design and fit-out segment is derived from a limited number of major customers, and the loss of business from any of them could materially and adversely affect our business and financial performance. (See page 17)

●	Our ability to retain customers in our interior design and fit-out segment depends on our ability to anticipate and respond to their design preferences and operational requirements, and any failure to do so could materially and adversely affect our business. (See page 18)

●	The Group is exposed to liquidity risk and the credit risk of its customers. (See page 18)

●	Our Operating Subsidiaries are subject to quality, safety, and environmental standards, and any failure to meet these standards could result in remediation costs and reputational harm. (See page 19)

●	Our business depends on the positive perception of our quality by customers and multiple stakeholders. (See page 19)

●	Negative publicity could harm our business. (See page 19)

●	We may face warranty claims and product liability exposure from customers and end-users. (See page 19)

●	We depend on our core management personnel. The concentration of authority in a single individual as both Chairman and Chief Executive Officer heightens our key-person risk. (See page 19)

●	Our Operating Subsidiaries’ performance depends on designers, engineers, technology specialists, and other skilled workers. Retaining and recruiting such personnel is challenging. (See page 20)

●	Our fit-out and construction operations are labor-intensive and reliant on subcontractors. Labor shortages or cost increases could adversely affect our results. (See page 20)

●	We depend on materials suppliers and subcontractors. Any disruption to these relationships could adversely affect our business. (See page 20)

●	Our subcontractors’ failure to comply with applicable laws and regulations could expose us to liability. (See page 20)

●	Our business depends on seamless communication and cooperation among our staff and across our Operating Subsidiaries. (See page 20)

●	Disruptions to our supply chains, including for technology hardware, semiconductors, and robotics components, could have a material adverse effect on our operating and financial results. (See page 21)

●	Epidemics, natural disasters, political unrest, or other force majeure events could disrupt our operations and adversely affect our results. (See page 21)

●	Industrial accidents at work sites could expose us to liability and reputational harm. (See page 21)

●	Our insurance coverage may be insufficient to cover all losses we may incur. (See page 21)

●	We may be unable to protect our intellectual property rights, including technology IP developed through joint ventures. (See page 21)

●	We may be subject to intellectual property disputes, including in respect of AI, robotics, and software technologies. (See page 22)

●	We are in the process of registering trademarks for multiple brands and, therefore, rely on common law protection until registration is complete. (See page 22)

●	We may not be able to implement our business strategies and expansion plans, including our strategic expansion into Robotics and AI, effectively to achieve future growth. (See page 22)

●	We may face legal disputes and proceedings in the ordinary course of our business. (See page 22)

●	We may not be successful in integrating newly established or acquired businesses with our existing operations. (See page 23)

●	Any disruption to our IT systems and infrastructure could adversely affect our business. (See page 23)

●	Cybersecurity risks have increased materially as a result of the Group’s expansion into AI, IoT-enabled smart facility management, and connected robotics systems. (See page 23)

●	The Group’s AI, robotics, and technology business lines are at an early stage of development and may not achieve commercial viability. (See page 23)

●	U.S. export controls, technology restrictions, and geopolitical tensions may adversely affect the Group’s ability to procure technology components and develop its Robotics and AI products. (See page 24)

●	Increased regulatory scrutiny of U.S.-listed companies with operations in Hong Kong and China, and related legislative and regulatory developments, may create uncertainties for our business, share price, and reputation. (See page 24)

●	Unfavorable scrutiny or allegations directed at U.S.-listed companies with operations in Hong Kong and China could affect us even if such scrutiny or allegations are not directed at or applicable to us specifically. (See page 24)

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

We face risks and uncertainties relating to doing business in Hong Kong in general, including, but not limited to the following:

●	Substantially all of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain. (See page 25)

●	There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. (See page 27)

●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. (See page 30)

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. (See page 31)

●	The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business. (See page 31)

●	The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering. (See page 32)

●	There are political risks associated with conducting business in Hong Kong. (See page 32)

●	Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. (See page 32)

Risks Relating to Our Corporate Structure

There are risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, funds or assets may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our Operating Subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. (See page 33)

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong. (See page 34)

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws. (See page 34)

●	As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.. (See page 34)

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs. (See page 36)

Risks Relating to our Class A Ordinary Shares

There are risks and uncertainties relating to our Class A Ordinary Shares, including, but not limited to the following:

●	Our Class A Ordinary Shares may be delisted or prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. (See page 36)

●	Regulatory developments and market scrutiny relating to companies with operations in China or Hong Kong may affect investor perception of our Company and the trading price of our shares. (See page 37)

●	Negative publicity, market commentary, regulatory inquiries or allegations involving us or similarly situated companies could adversely affect our reputation, business and share price. (See page 38)

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Share, and could result in substantial losses to you. (See page 38)

●	We have a dual-class share structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Such dual-class share structure will limit your ability to influence corporate matters, and allow our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders, which could severely limit the ability of other shareholders to influence certain matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial. (See page 40)

●	If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets. (See page 40)

●	In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules. (See page 40)

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. (See page 41)

●	You must rely on price appreciation of our Class A Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors. (See page 41)

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price. (See page 41)

●	Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders. (See page 42)

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline. (See page 42)

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences. (See page 42)

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline. (See page 43)

●	We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors. (See page 44)

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company. (See page 45)

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. (See page 45)

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. (See page 45)

●	Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our Class A ordinary shares without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days. (See page 46)

●	Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A ordinary shares without any cure period or opportunity to regain compliance. (See page 46)

●	We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares. (See page 47)

Risks Relating to Our Business and Operations

Our interior design and fit-out business is project-based, and our profitability depends on the terms negotiated under each project agreement and may vary significantly from period to period.

Our interior design and fit-out business is conducted on a project-by-project basis. Profitability on any given project depends on the terms negotiated under the relevant project agreement, including contract price, scope, payment milestones, allocation of cost overrun risk, and variation and change order mechanics. Margins accordingly vary from project to project and, in aggregate, from period to period. Our overall gross profit margin in this segment is also affected by the mix of services delivered in a given period and by strategic decisions we make from time to time regarding pricing and project selection. Past performance in this segment is not indicative of future performance.

For the fiscal year ended March 31, 2026, total revenues generated by our interior design and fit-out segment declined by approximately 41.6% year-over-year to approximately $1,906,190, while gross margin compressed sharply from approximately 22.2% to approximately 7.4%, primarily reflecting a shift in service mix from higher-margin design-only engagements toward more cost-intensive fit-out projects. This deterioration illustrates the sensitivity of our results in this segment to project mix and to pricing decisions taken under individual project agreements. There can be no assurance that gross margins in this segment will recover in future periods, and margins may deteriorate further.

Several of our operating subsidiaries have limited operating histories, and their future profitability is subject to greater uncertainty than that of our established interior design and fit-out business.

Several of our operating subsidiaries, including those engaged in smart facility management, robotics design, and residential interior design, were established or acquired relatively recently and have limited operating histories. As a result, we have limited historical financial data on which to evaluate their businesses, assess their prospects, or forecast their future revenue, cost structure, and margin profile. These businesses may require sustained investment before achieving profitability, if they achieve profitability at all, and their margin profiles may differ materially from those of our established interior design and fit-out operations. Our limited operating history in these businesses makes it difficult for investors to evaluate our current business and future prospects, and increases the risk that our actual results will differ materially from our expectations.

The cost of sales of our Operating Subsidiaries has historically fluctuated. If we experience any significant increase in cost of sales, gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.

The cost of sales of our Operating Subsidiaries has historically fluctuated. If our Operating Subsidiaries experience any significant or material increase in cost of sales, their gross profit margin might decrease and the business operations and financial position might be materially and adversely affected.

As demonstrated by the results for the year ended March 31, 2026, in which gross margin fell from approximately 22.2% to approximately 7.4%, cost of revenue increases, driven by a change in service mix toward fit-out projects and higher direct project costs, can materially and rapidly erode profitability. The Group may not always be able to pass increased costs on to its customers, particularly in competitive tender situations or where project contracts have been agreed on a fixed-price basis.

The Group’s more recently established technology-oriented subsidiaries will also incur research and development costs, hardware procurement costs, and technology integration costs, the levels of which are uncertain and may increase as those businesses develop.

Inaccurate project cost estimates or cost overruns could adversely affect our results of operations.

We prepare cost estimates for each project prior to contract execution, and our pricing and margin expectations for a project are based on those estimates. If actual project costs exceed our estimates, whether due to changes in the scope of works, increases in material or subcontractor costs, unforeseen site conditions, delays, or other factors, we may be unable to recover the excess costs from the customer, particularly under fixed-price contracts. We may also be exposed to liquidated damages or similar contractual remedies where cost overruns are accompanied by delays in completion.

Significant cost overruns on one or more projects could adversely affect our results of operations and financial condition. Our shift in recent periods toward more fit-out-intensive projects increases our exposure to this risk relative to design-only engagements, in which our direct cost exposure is lower.

We invest significant time and cost in the design stage of a project and there is a risk that a customer may reject the design proposal.

We invest significant in-house design resources in preparing proposals for prospective customers in our interior design and fit-out segment, including the development of two-dimensional layout plans and three-dimensional technical drawings. These costs are generally incurred before a project contract is executed and are not separately chargeable to the customer. If a customer rejects a design proposal at an advanced stage of development, or if a project does not proceed to the fit-out stage, we may be unable to recover all or any of the design costs we have incurred.

We expect to incur analogous pre-sales and development costs as we develop our Robotics and AI business lines, including costs associated with preparing technology proposals, conducting proofs of concept, and configuring demonstration solutions for prospective customers. There is no assurance that such proposals will be accepted or that projects will be awarded to us, and any costs incurred in unsuccessful pursuits will not be recoverable.

Our Operating Subsidiaries rely heavily on recurring customers and referrals, and their means of obtaining new business is limited. The number of recurring customers has declined significantly.

Our Operating Subsidiaries rely heavily on their recurring customers for business and on word-of-mouth referrals. Their means of obtaining new business is limited.

For FY2024, FY2025 and FY2026, Matter International had 16, 7, and 17 recurring customers, respectively, representing approximately 47%, 22%, and 38% of its total customer base for those years. The significant decline in recurring customers between FY2024 and FY2025 means that Matter International is increasingly dependent on new project origination to sustain revenue levels.

If Matter International is not successful in attracting new customers or retaining existing ones, this will continue to affect its revenue and growth potential. In addition, the Group’s more recently established Operating Subsidiaries have no established customer base and must develop new client relationships from inception. There can be no assurance that these subsidiaries will be successful in acquiring customers, and their failure to do so would adversely affect the Group’s financial results.

A significant portion of the revenue of our interior design and fit-out segment is derived from a limited number of major customers, and the loss of business from any of them could materially and adversely affect our business and financial performance.

Our interior design and fit-out operations are conducted through three operating subsidiaries: Grand Engineering and Construction Limited, Matter International Limited, and Spark Interiors Limited (collectively, the “Interior Design and Fit-Out Subsidiaries”). A significant portion of the revenue generated by this segment is derived from a limited number of major customers.

The Interior Design and Fit-Out Subsidiaries do not enter into long-term master contracts with their customers. Engagements are entered into on a single-project basis, and there is no assurance that any customer will engage any of the Interior Design and Fit-Out Subsidiaries again upon completion of a project.

During FY2024, FY2025, and FY2026, the five largest customers of the interior design and fit-out segment contributed approximately 57.4%, 63.1%, and 59.7%, respectively, of the segment’s total revenue. The single largest customer accounted for approximately 16.2% of segment revenue in FY2024, approximately 32.9% in FY2025, and approximately 15.9% in FY2026. The number of recurring customers in the segment declined from 16 in FY2024, representing approximately 47% of the segment’s total customer base, to 7 in FY2025, representing approximately 22% of that base, and to 15 in FY2026, representing approximately48.0% of that base.

A customer may decline to engage any of the Interior Design and Fit-Out Subsidiaries in the future for reasons including that it no longer requires interior design or fit-out services, that it lacks sufficient budget, that it elects to engage a competing contractor, or for any other reason. There can be no assurance that the Interior Design and Fit-Out Subsidiaries will be able to replace revenue lost from departing customers or customers that reduce their spending, on acceptable terms or at all. Any such loss could materially and adversely affect our business, results of operations, and financial condition.

Our ability to retain customers in our interior design and fit-out segment depends on our ability to anticipate and respond to their design preferences and operational requirements, and any failure to do so could materially and adversely affect our business.

The success of our interior design and fit-out segment depends on the ability of the Interior Design and Fit-Out Subsidiaries to develop design proposals that accurately reflect each customer’s brand identity, operational needs, and aesthetic preferences. Customer expectations in this segment are subjective, vary considerably between customers, and may evolve over the course of a project.

If we fail to satisfy a customer’s expectations at any stage of a project, whether at the design proposal stage, during fit-out execution, or during any post-completion defects liability period, the customer may decline to engage us for future projects, may require rectification work to be performed at our cost, may withhold retention monies or progress payments, may claim liquidated damages, or may terminate the project contract. Any of these outcomes could result in cost overruns, reduced or delayed revenue recognition, disputes, and reputational harm within the customer’s industry, which could in turn impair our ability to win future work. Because our engagements are project-based and we do not hold long-term master contracts, the loss of a customer relationship is generally not offset by contractual entitlement to future work.

The Group is exposed to liquidity risk and the credit risk of its customers.

As of March 31, 2026, we held cash and cash equivalents of approximately US$964,142 and total shareholders’ equity of approximately US$3,284,813. We recorded a net loss of approximately US$10,315,204 for the year ended March 31, 2026. Approximately US$7,820,000 of that loss comprised share-based compensation recognized within selling and marketing expenses, principally in connection with business development activities, and was non-cash in nature. While the non-cash component of our loss did not itself consume cash resources, our liquidity position has nonetheless tightened over the period.

Our exposure to customer credit risk arises principally from trade receivables. Our engagements in the interior design and fit-out segment are project-based and typically provide for payment against progress milestones, with retention monies withheld until completion or expiry of any defects liability period. Payment is accordingly received in stages and in some cases substantially after costs have been incurred. Because a significant portion of the revenue in that segment is derived from a limited number of customers, the failure of any single customer to pay amounts owed to us when due, or at all, could have a disproportionate effect on our cash position. We may be required to recognize impairment losses on receivables that we are unable to collect, and any material deterioration in the creditworthiness of our customers, or in our ability to collect receivables on a timely basis, could impair our ability to fund our operations and to meet our obligations as they fall due.

We may also require additional capital to fund the development and commercialization of our more recently established Robotics and AI businesses, which are at an early stage and are expected to require sustained investment before generating positive cash flow, if they do so at all. There can be no assurance that additional capital will be available to us on commercially acceptable terms, or at all. If we are unable to raise the funding we require, we may be compelled to scale back, delay, or abandon elements of our business plan, which could have a material adverse effect on our business, results of operations, and financial condition.

Our Operating Subsidiaries are subject to quality, safety, and environmental standards, and any failure to meet these standards could result in remediation costs and reputational harm.

Our Operating Subsidiaries are required to comply with applicable quality, safety, and environmental standards in the conduct of their respective businesses. Our Interior Design and Fit-Out Subsidiaries are subject to occupational safety and health regulations applicable to construction and fit-out work sites in Hong Kong. In addition, the Group’s Robotics and AI subsidiaries may be subject to safety and quality standards applicable to the deployment of robotic systems in commercial and residential environments, including standards relating to human-robot interaction. Any failure to meet applicable standards could expose the Group to regulatory penalties, remediation costs, and reputational harm, any of which could adversely affect our business and financial condition.

Our business depends on the positive perception of our quality by customers and multiple stakeholders.

The reputation of our Operating Subsidiaries for delivering high-quality interior design, fit-out, and technology solutions is central to our ability to attract and retain customers and business partners. Our projects involve multiple stakeholders, including customers, subcontractors, landlords, and regulatory authorities, and any dissatisfaction among these parties, whether or not attributable to the Group’s performance, could harm the Group’s reputation. As the Group expands into Robotics and AI, reputational risks associated with product malfunctions, data incidents, or unmet performance expectations are of a different character and potentially greater severity than those associated with interior design work.

Negative publicity could harm our business.

Negative publicity about the Group, its management, its products and services, or its business partners, whether substantiated or not, could harm the Group’s reputation and adversely affect its ability to attract and retain customers, employees, and business partners. The Group’s expansion into Robotics and AI increases its public profile and may attract additional media attention. Any adverse publicity, including in relation to the performance of the Group’s technology products or its joint venture activities, could materially and adversely affect the Group’s business and the market price of our Class A Ordinary Shares.

We may face warranty claims and product liability exposure from customers and end-users.

We may face warranty claims by our customers in respect of interior design and fit-out works performed by Interior Design and Fit-Out Subsidiaries. In addition, the Group’s Robotics and AI subsidiaries, including those engaged in smart facility management, robotics design, and consumer robotics product development, may give rise to product liability and warranty claims of a materially different character, including claims arising from the malfunction of deployed robotic systems, defects in AI-driven software outputs, personal injury in human-robot interaction environments, and property damage caused by automated systems. The regulatory and legal framework governing product liability for Robotics and AI products is evolving, and the Group may be subject to claims and liabilities not currently anticipated. The Group’s existing insurance coverage may not be adequate to address these new categories of liability, and any significant uninsured claim could adversely affect our financial condition.

We depend on our core management personnel. The concentration of authority in a single individual as both Chairman and Chief Executive Officer heightens our key-person risk.

We depend on our core management personnel to operate our business. As competition for such management talent is intense and new hires may not necessarily integrate well with the current management team, any failure in retaining our key management personnel or hiring suitable talent may be detrimental to our business and prospects.

In January 2026, Mr. Cheong Shing Ku resigned as Chairman of the Board, remaining on the Board as a director. Following his resignation, Mr. Hoi Lung Chan, the Company’s Chief Executive Officer, was appointed Chairman of the Board effective the same date. As a result, Mr. Chan now serves as both Chairman and Chief Executive Officer of the Company, concentrating a significant degree of executive and governance authority in a single individual. The loss of Mr. Chan’s services, or any inability on his part to devote sufficient time and attention to his expanded responsibilities across both the Company’s established and more recently established business lines, could have a material adverse effect on the Company’s business, strategy execution, and results of operations.

Our Operating Subsidiaries’ performance depends on designers, engineers, technology specialists, and other skilled workers. Retaining and recruiting such personnel is challenging.

Our Operating Subsidiaries’ financial performance relies on designers, engineers, AI specialists, robotics technicians, software developers, and other skilled workers hired by them to complete their projects and develop their products and services. The retention and recruitment of these skilled professionals is challenging. We cannot be certain that our Operating Subsidiaries will be able to retain their existing designers and other skilled workers, or recruit additional qualified professionals, including AI engineers and robotics specialists for the Group’s more recently established technology businesses, to support their future operations and growth. Any failure to do so may adversely affect the business and growth of the Group. Competition for experienced Robotics and AI talent in Hong Kong and Singapore is intense, and the Group may be required to offer compensation packages that increase its cost base.

Our fit-out and construction operations are labor-intensive and reliant on subcontractors. Labor shortages or cost increases could adversely affect our results.

Matter International’s fit-out operations and Grand Engineering’s construction services both rely on subcontracted labor for the execution of project works. The Group does not directly employ construction workers and is therefore dependent on the availability and performance of its subcontractor network. Any shortage of available skilled subcontractors, significant increases in subcontractor labor costs, or deterioration in subcontractor performance quality could adversely affect the Group’s ability to complete projects on time and within budget, and could result in cost overruns, delays, and customer disputes.

We depend on materials suppliers and subcontractors. Any disruption to these relationships could adversely affect our business.

Our Operating Subsidiaries depend on a network of materials suppliers and subcontractors to complete their projects. For the interior design and construction businesses, any disruption to the supply of fit-out materials, furniture, or specialist components, whether due to supply chain disruption, price increases, or supplier failure, could delay project completion and increase costs. For the Group’s Robotics and AI businesses, supply chain dependency extends to technology hardware, semiconductor components, robotics parts, and specialized computing equipment. The supply of advanced semiconductors and robotics hardware is subject to geopolitical risks, including potential export restrictions, which could impair the Group’s ability to source required components at acceptable prices and in a timely manner.

Our subcontractors’ failure to comply with applicable laws and regulations could expose us to liability.

Our Operating Subsidiaries engage subcontractors to perform fit-out works, construction services, and certain technical activities. If our subcontractors fail to comply with applicable laws and regulations, including occupational safety and health requirements, employment laws, and licensing requirements, we could be exposed to legal liability, regulatory penalties, and reputational harm, even if such non-compliance is attributable solely to the subcontractor. We seek to engage approved and reputable subcontractors, but we cannot guarantee that all subcontractors will at all times comply with applicable requirements.

Our business depends on seamless communication and cooperation among our staff and across our Operating Subsidiaries.

The Group has expanded significantly in the number of Operating Subsidiaries and the geographic scope of its activities since mid-2025, with operations now spanning Hong Kong, Singapore, and other Asia Pacific markets. Effective coordination across these entities, and among staff engaged in distinct business lines, is essential to the Group’s ability to deliver projects and services consistently. Any breakdown in internal communication, management oversight, or operational coordination, whether arising from the pace of the Group’s expansion, cultural and geographic differences, or other factors, could adversely affect the quality of the Group’s services and its financial results.

Disruptions to our supply chains, including for technology hardware, semiconductors, and robotics components, could have a material adverse effect on our operating and financial results.

Disruptions to our supply chains could have a material adverse effect on our operating and financial results. In addition to the materials supply chain risks facing Matter International’s interior design and fit-out operations and Grand Engineering’s building works, the Group’s Robotics and AI subsidiaries are dependent on the supply of technology hardware, semiconductor components, robotics parts, and specialized computing equipment.

The supply of advanced semiconductors and robotics components is subject to geopolitical risks, including restrictions imposed by the United States government on the export of certain technology to entities in or connected to the People’s Republic of China. While the Group’s operations are based in Hong Kong and Singapore, the application of U.S. export control regulations to Hong Kong-based entities has been tightened in recent years. Any restrictions on the Group’s ability to procure required hardware or components could delay product development, increase costs, or prevent commercialization of the Group’s Robotics and AI products. There can be no assurance that current or future export control regulations will not materially affect the Group’s supply chain.

Epidemics, natural disasters, political unrest, or other force majeure events could disrupt our operations and adversely affect our results.

Our business operations could be materially and adversely affected by epidemics, pandemics, natural disasters, political unrest, civil disturbances, acts of terrorism, or other force majeure events affecting Hong Kong, Singapore, or other markets in which the Group operates or seeks to expand. Any such event could disrupt project execution, impair our ability to source materials and subcontractors, restrict the movement of our personnel, damage our facilities or equipment, or reduce customer demand for our services. The impact of any such event on the Group’s financial results would depend on its nature, severity, and duration, and there can be no assurance that the Group’s business continuity arrangements would be sufficient to mitigate the effects of a significant disruptive event.

Industrial accidents at work sites could expose us to liability and reputational harm.

The fit-out operations of Matter International, the construction activities of Grand Engineering, and the deployment of robotic systems by the Group’s Robotics and AI subsidiaries all involve work site activities that carry inherent safety risks. Any industrial accident at a work site managed or supervised by the Group or its subcontractors, including accidents involving injury to workers, customers, or third parties, could result in regulatory investigations, civil liability, reputational harm, and project delays. The Group maintains safety policies and requires its subcontractors to comply with applicable occupational safety and health standards, but there can be no assurance that accidents will not occur.

Our insurance coverage may be insufficient to cover all losses we may incur.

The Group maintains insurance coverage for its operations, including coverage for project-related risks in its interior design and construction businesses. However, as the Group has expanded into AI, robotics, and smart facility management, the nature and scope of potential liabilities has changed. Product liability for deployed robotic systems, professional indemnity in respect of AI-driven technology solutions, and construction-related insurance requirements may not all be adequately covered by the Group’s existing policies. Any significant uninsured or underinsured loss could have a material adverse effect on the Group’s financial condition. There can be no assurance that the Group will be able to obtain adequate insurance coverage for all of its business activities at commercially acceptable premiums.

We may be unable to protect our intellectual property rights, including technology IP developed through joint ventures.

The Group holds or is developing intellectual property across multiple subsidiaries and joint venture entities, including smart facility management software and IoT integration protocols, robotics designs, digital twin and drone flight control technology, and consumer robotics products. The Group’s intellectual property in joint venture entities is subject to shared ownership arrangements, the terms of which may limit the Group’s ability to assert or exclusively exploit such IP. If a joint venture partner disputes ownership of jointly developed intellectual property, or if the Group’s IP is misappropriated by a third party, the costs of enforcement and the loss of competitive advantage could materially harm the Group’s business.

The Group may not have registered all of its intellectual property in relevant jurisdictions and may rely on trade secret protection and contractual arrangements that may prove insufficient. Any failure to adequately protect its intellectual property could adversely affect the Group’s competitive position, business, and financial condition.

We may be subject to intellectual property disputes, including in respect of AI, robotics, and software technologies.

The Group’s expansion into AI, robotics, and software development materially increases its exposure to technology IP disputes, including patent infringement claims, trade secret misappropriation claims, and software copyright disputes. The Robotics and AI technology sector is characterized by a high volume of patent filings and active IP litigation, and the Group may inadvertently infringe on patents or other IP rights held by third parties in the ordinary course of developing its technology products. Any such dispute could require the Group to pay substantial damages, obtain licenses on unfavorable terms, or redesign its products, any of which could delay commercialization and adversely affect the Group’s financial results.

We are in the process of registering trademarks for multiple brands and, therefore, rely on common law protection until registration is complete.

We are in the process of registering trademarks in relation to our trading names and services across our Operating Subsidiaries and brands. Until registration is complete, we rely on common law trademark protection. The Group has launched a number of new brands in connection with its Robotics and AI expansion and its residential interior design business. If third parties register similar marks before the Group does in relevant jurisdictions, the Group may be prevented from using its intended brand names, which could require costly rebranding and adversely affect its business. There can be no assurance that pending trademark applications will be granted or that existing registrations will provide adequate protection.

We may not be able to implement our business strategies and expansion plans, including our strategic expansion into Robotics and AI, effectively to achieve future growth.

We may not be able to implement our business strategies and expansion plans effectively to achieve future growth. Since mid-2025, the Group has pursued a significant strategic expansion, establishing multiple new Operating Subsidiaries and entering into joint ventures across AI, robotics, smart facility management, construction, and residential interior design. The Group is now operating across a greater number of distinct business lines than at any previous point in its history.

Executing this multi-sectoral expansion strategy involves significant risks, including the Group’s limited experience in AI, robotics, and technology product commercialization; the need to recruit and retain specialized technical talent; the capital requirements of research and development for technology products; the dependence on joint venture partners whose interests may not align with those of the Group; the risk that early-stage products will not achieve commercial viability or market acceptance; and the risk that management’s attention and resources will be insufficient to support all business lines simultaneously. The Group’s interior design and fit-out revenues declined by approximately 41.64% for the year ended March 31, 2026, demonstrating that the existing core business faces its own challenges at the same time as the Group is investing in new ventures. There can be no assurance that the Group will successfully implement its expansion strategy or that the more recently established business lines will generate positive returns.

We may face legal disputes and proceedings in the ordinary course of our business.

The Group may be subject to legal disputes, claims, and proceedings in the ordinary course of its business, including in connection with project contracts, employment matters, intellectual property, and subcontractor relationships. As the Group expands into Robotics and AI, additional categories of potential disputes arise, including product liability claims, technology contract disputes, and joint venture disagreements. Any significant legal proceeding could be costly, time-consuming, and disruptive to the Group’s operations, and an adverse outcome in any material proceeding could have a significant adverse effect on the Group’s financial condition and results of operations.

We may not be successful in integrating newly established or acquired businesses with our existing operations.

Since the completion of our IPO, the Group has been actively engaging in business expansion through adding multiple new subsidiaries and entering into several joint venture arrangements, each operating in a different industry and at a different stage of development. The integration of these entities presents significant organizational, operational, and financial challenges. Failure to integrate these entities effectively, or to realize the strategic and commercial benefits anticipated, could result in cost overruns, management distraction, and financial losses.

Furthermore, joint venture structures introduce the risk of disagreements with joint venture partners over strategy, governance, and profit allocation, which could impair the Group’s ability to manage these entities or realize value from its investments. The Group may also pursue further acquisitions or joint ventures as part of its stated expansion strategy, and any such future transactions would carry similar integration and execution risks. There can be no assurance that the Group will be successful in integrating its existing or future businesses.

Any disruption to our IT systems and infrastructure could adversely affect our business.

The Group’s operations depend on the reliable functioning of its information technology systems, including project management systems, financial reporting systems, customer communication platforms, and, increasingly, the AI platforms and IoT-connected systems that underpin its smart facility management and robotics products. Any disruption to these systems, whether arising from hardware or software failure, cyberattack, power outage, or other cause, could interrupt the Group’s business operations, delay project delivery, compromise customer data, and damage the Group’s reputation. As the Group’s Robotics and AI operations grow, its dependence on technology infrastructure increases, as does the potential impact of any system disruption.

Cybersecurity risks have increased materially as a result of the Group’s expansion into AI, IoT-enabled smart facility management, and connected robotics systems.

The Group’s expansion into AI-driven smart facility management, IoT-connected robotic systems, and consumer robotics products has materially increased its exposure to cybersecurity risks. Our smart facility management solutions collect and process data from IoT sensors deployed across commercial and residential properties, including data that may relate to the occupants and operations of those properties. A breach of the security of these systems, whether through hacking, malware, insider threat, or other means, could result in unauthorized access to sensitive data, disruption of automated building systems, liability to property owners and occupants, and damage to the Group’s reputation.

In addition, the Group’s robotics products may be susceptible to software vulnerabilities that could be exploited to cause the robots to malfunction or behave in unsafe ways. Any cybersecurity incident affecting the Group’s products or systems could result in product recalls, regulatory investigations, litigation, and reputational harm. The Group’s current cybersecurity infrastructure and protocols may not be sufficient to protect against all threats, particularly as the Group’s technology footprint expands. There can be no assurance that the Group’s insurance coverage will be adequate to address losses arising from cybersecurity incidents.

The Group’s AI, robotics, and technology business lines are at an early stage of development and may not achieve commercial viability.

The Group’s more recently established Operating Subsidiaries engaged in Robotics and AI are at an early stage of development and have limited or no established revenue track record. The commercialization of AI-driven smart facility management solutions, robotics products, and consumer AI robotics involves significant technological, regulatory, market adoption, and execution risks. There can be no assurance that the Group’s technology products will achieve the level of performance, reliability, and cost-effectiveness required for commercial adoption.

The Robotics and AI market is highly competitive, with well-capitalized incumbents and a high rate of technological change. The Group may be required to invest significant capital in research and development, product certification, marketing, and distribution before generating meaningful revenues from these business lines. Even if these products achieve market acceptance, there can be no assurance that the Group will be able to commercialize them at a scale and margin sufficient to justify the investment made. Any failure to achieve commercial viability in these new business lines could result in impairment of the Group’s investments and materially affect its financial condition.

U.S. export controls, technology restrictions, and geopolitical tensions may adversely affect the Group’s ability to procure technology components and develop its Robotics and AI products.

The Group’s Robotics and AI operations are subject to risks arising from U.S. export controls and technology restrictions. The U.S. Bureau of Industry and Security has significantly tightened restrictions on the export of advanced semiconductors, AI chips, and related technology to entities in or associated with China and Hong Kong. While the Group’s operations are based in Hong Kong and Singapore, the regulatory treatment of Hong Kong under U.S. export control regimes has changed materially in recent years.

If the Group or any of its joint venture partners, suppliers, or customers is subject to export control restrictions, the Group’s ability to procure technology components, enter into commercial arrangements, and access U.S. capital markets could be adversely affected. In addition, U.S. trade policies and tariffs affecting technology imports could increase the cost of hardware components for the Group’s products. The current international trade environment is uncertain, and any adverse developments, including new export restrictions, additional tariffs, or escalation of geopolitical tensions, could materially and adversely affect the Group’s business, financial condition, and results of operations.

Increased regulatory scrutiny of U.S.-listed companies with operations in Hong Kong and China, and related legislative and regulatory developments, may create uncertainties for our business, share price, and reputation.

U.S.-listed companies with substantially all of their operations in China, including Hong Kong, have been subject to heightened regulatory scrutiny and evolving legislative requirements in recent years. In particular, the Holding Foreign Companies Accountable Act (the “HFCAA”), enacted in December 2020 and amended in December 2022 to reduce the consecutive-year inspection threshold from three years to two, provides that if the PCAOB determines that it is unable to inspect or investigate completely an issuer’s registered public accounting firm for two consecutive years, the issuer’s securities will be subject to a trading prohibition on U.S. stock exchanges. Although our auditor, WWC, P.C., is a California-based registered public accounting firm that is subject to PCAOB inspection and is not currently subject to any PCAOB determination that would trigger the HFCAA trading prohibition, there can be no assurance that our auditor will remain inspectable by the PCAOB in future periods. Any such determination could result in our Class A Ordinary Shares being subject to a trading prohibition or delisting from the Nasdaq Capital Market.

More broadly, U.S. regulatory agencies, including the SEC, have in recent periods increased their scrutiny of disclosure practices, internal control frameworks, and corporate governance standards applicable to foreign private issuers with operations in Hong Kong and China. Nasdaq has similarly proposed and, in certain instances, implemented enhanced listing standards applicable to companies from certain jurisdictions. These developments reflect a regulatory environment that continues to evolve and may result in additional disclosure obligations, compliance costs, or listing requirements being imposed on us that we did not anticipate at the time of our most recent annual filing.

We believe that, as of the date of this annual report, we are in compliance with applicable SEC rules and Nasdaq listing requirements, and we are committed to maintaining the standards of disclosure and corporate governance required of a Nasdaq-listed foreign private issuer. However, if we were to become subject to regulatory inquiries, enforcement proceedings, or unfavorable public attention, whether or not such attention is substantiated, we would be required to devote significant management time and financial resources to responding to and resolving those matters. Such proceedings could be disruptive to our operations, divert management attention from the execution of our business strategies, and result in reputational harm or a decline in the value of our Class A Ordinary Shares. We cannot predict with certainty how the current or future regulatory environment will affect our operations, our access to the U.S. capital markets, or investor sentiment toward companies with operations in Hong Kong and China.

Unfavorable scrutiny or allegations directed at U.S.-listed companies with operations in Hong Kong and China could affect us even if such scrutiny or allegations are not directed at or applicable to us specifically.

Although we believe our financial reporting, internal controls, and corporate governance practices comply with applicable requirements, we cannot assure you that we will not be affected by the broader reputational and market sentiment risks associated with the heightened scrutiny directed in recent periods at U.S.-listed companies with operations in Hong Kong and China. Adverse investor sentiment toward this category of issuer, whether or not arising from circumstances applicable to us, could negatively affect the market price of our Class A Ordinary Shares independent of our actual financial performance or compliance record.

If we were to become the subject of unfavorable allegations, regulatory inquiries, or negative media attention, whether or not such allegations or attention are substantiated, we would be required to devote significant management time and financial resources to investigating such matters and defending the Company. This would be costly and time-consuming and could divert management attention from the execution of our business strategies. If any such allegations were ultimately not resolved in our favor, our business, financial condition, results of operations, and the market price of our Class A Ordinary Shares could be materially and adversely affected.

We note that, while substantially all of our operations are based in Hong Kong, certain of our customers are based in Mainland China. To the extent that regulatory scrutiny of companies with Mainland China connections intensifies, or that our customer relationships with Mainland China-based clients are characterized in a manner that subjects us to additional regulatory requirements or reputational risk, our business and the market price of our Class A Ordinary Shares could be adversely affected.

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

Substantially all of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain.

We have no operations in Mainland China. Our Operating Subsidiaries are located and operate its business in Hong Kong, a special administrative region of the PRC, and Singapore. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of certain PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political arrangement, or other unforeseeable reasons.

In the event that we or our Operating Subsidiaries in Hong Kong were to become subject to the PRC laws and regulations, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiaries are located and operate in Hong Kong and Singapore, we are not currently required to obtain permission from the PRC government to maintain our listing or conduct offerings on a U.S. securities exchange. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollars into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

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

Although our Operating Subsidiaries in Hong Kong may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purpose, as advised by our PRC Counsel, China Commercial Law Firm, we and our Operating Subsidiaries will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations in Hong Kong, since (i) our Operating Subsidiaries are incorporated and operate in Hong Kong and Singapore only, without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of the date of this annual report, our Operating Subsidiaries have in aggregate collected and stored the personal information of less than one thousand individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we nor our Operating Subsidiaries have been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, as advised by our PRC Counsel, China Commercial Law Firm, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we operate principally in Hong Kong, all of our revenues and profits are generated by our Operating Subsidiaries in Hong Kong, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, as further advised by our PRC Counsel, China Commercial Law Firm, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries and the continued listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering apply to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the continued listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiaries in Hong Kong, our operation and the continued listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiaries’ operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems it fit to do so. See “Item 4. Information on the Company – 4.B. Business Overview - Regulations” on page 51 of this annual report.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for future offerings. However, if we or our Operating Subsidiaries, which conduct business operations in Hong Kong, have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

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

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed into law the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if there are any changes in relation to the political arrangements which allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

There are political risks associated with conducting business in Hong Kong.

Substantially all of our operations are in Hong Kong. During the period covered by the financial information included in this annual report, we derive all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incident may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since substantially all of our operations are based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

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

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares are quoted in United States dollars on Nasdaq, and we may need to convert funds we raise in United States dollars from financing activities into Hong Kong dollars in order to use them in our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect the amount of funds we have available for our business.

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

Risks Relating to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our Operating Subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

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

Currently, the PRC law and regulations and foreign currency control in Mainland China have no impact on the transfer of cash or assets between Mint, CKL, Axonex AI and our Operating Subsidiaries, or vice versa. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong in the future due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Mint, CKL, Axonex AI or our Operating Subsidiaries to transfer cash and/or assets. Any limitation, if imposed in the future, on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Substantially all of our assets are located outside the United States and our principal business operation is conducted in Hong Kong. In addition, our directors and officers reside in Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws.

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

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management based on Hong Kong laws.

Currently, our Operating Subsidiaries’ operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers reside in Hong Kong, and a substantial portion of their assets are located in Hong Kong and outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management, as there are currently no treaties or other arrangements providing for reciprocal enforcement of judgments between Hong Kong and the United States and judgments entered in the United States may be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong as a cause of action in itself and sued upon as a debt between the parties. If you want to enforce a judgment of the United States in Hong Kong, it must, among other things, be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder..

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

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance. If we choose to follow the BVI practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors — Risks Relating to Our Class A Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” on page 45 in this annual report.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

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

Risks Relating to our Class A Ordinary Shares

Our Class A Ordinary Shares may be delisted or prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

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

Our auditor, WWC, P.C., an independent registered public accounting firm, is headquartered in California and registered with the PCAOB, and thus is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in December 2025 and as of the date of this annual report, our auditor is not subject to and not affected by the PCAOB’s December 2021 Determination Report (which was vacated by the PCAOB on December 15, 2022). However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

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

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective, and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation, in addition to the requirements of the HFCA Act, are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

Regulatory developments and market scrutiny relating to companies with operations in China or Hong Kong may affect investor perception of our Company and the trading price of our shares.

U.S.-listed companies with substantial operations in China, including Hong Kong, have in recent years been subject to increased attention from investors, financial commentators, market participants and regulatory authorities, including the SEC and Nasdaq. This attention has included a focus on, among other things, financial reporting, internal control over financial reporting, corporate governance practices, related party transactions and the adequacy of public disclosures.

In addition, U.S. regulators and lawmakers have from time to time considered, proposed or adopted additional rules, guidance and other measures relating to China-based and other emerging market companies listed in the United States, including with respect to disclosure, audit, corporate governance and listing standards. These developments may result in additional compliance obligations, increased regulatory attention or changes in market perception of companies with operations in China or Hong Kong.

Although substantially all of our operations are based in Hong Kong, we also serve corporate clients based in Mainland China. Accordingly, regulatory developments, market commentary or investor concerns relating generally to U.S.-listed companies with operations or business relationships in China or Hong Kong may affect investor perception of our Company, even if such developments or concerns are not specific to us. Any such effect could result in increased volatility or a decline in the trading price of our shares.

Negative publicity, market commentary, regulatory inquiries or allegations involving us or similarly situated companies could adversely affect our reputation, business and share price.

Certain U.S.-listed companies with operations in China or Hong Kong have been the subject of negative publicity, market commentary, short-seller reports, shareholder litigation, regulatory inquiries or investigations. In some cases, the publicly traded securities of these companies have experienced significant volatility or declines in value following such events.

If we become the subject of negative publicity, market commentary, regulatory inquiries, investigations, shareholder litigation or unfavorable allegations, whether or not the matters are ultimately determined to have merit, we may need to devote management time and financial resources to reviewing, responding to or defending against such matters. These matters could be costly and time-consuming, divert management’s attention from our business and adversely affect our reputation, investor confidence and the trading price of our shares.

In addition, even where such matters relate to other companies and not to us specifically, market commentary or investor concerns regarding U.S.-listed companies with operations or business relationships in China or Hong Kong may contribute to broader market volatility or negative investor sentiment. Such developments could adversely affect the market price of our shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Share, and could result in substantial losses to you.

The market price of our Class A Ordinary Shares has been volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares. The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports about us, our services, our officers, directors, major shareholder, other beneficial owners, our business partners, or our industry;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar, the Renminbi, and the U.S. dollar;

●	litigation or regulatory proceedings involving us, our directors, officers or major shareholder;

●	realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our company and the investment environment promptly;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial printing firms;

●	economic, social and political conditions in Hong Kong and Mainland China;

●	the liquidity of the market for our Class A Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;

●	sales and perceived potential sales of additional Class A Ordinary Shares.

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

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares.

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

We have a dual-class share structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Such dual-class share structure will limit your ability to influence corporate matters, and allow our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders, which could severely limit the ability of other shareholders to influence certain matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial.

We have a dual-class share structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class share structure, each Class A Ordinary Share is entitled to one vote at a meeting of the members of the Company or on any resolution of members, while each Class B Ordinary Share is entitled to twenty (20) votes at a meeting of the members of the Company or on any resolution of members. Due to the disparate voting powers associated with our two classes of ordinary shares, Deep Vision Enterprise Limited, a company controlled by Mr. Hoi Lung Chan, our Chairman of the Board and Chief Executive Officer, and I Sparks Enterprise Limited, a company controlled by Mr. Cheong Shing Ku, our director, beneficially own approximately 1.42% and 1.23% of our issued and outstanding Class A Ordinary Shares, and 36.17% and 17.61% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares, respectively, and together, 53.78% of the aggregate voting power. If Mr. Ku and Mr. Chan acting together, they are able to control the management and affairs of our Company and certain matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. The interests of our directors, officers, and principal shareholders, including Mr. Ku and Mr. Chan, may not coincide with your interests, and they may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange.

If our Class A Ordinary Shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject Class A Ordinary Shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional Class A Ordinary Shares or obtain additional financing. Additionally, the price of our Class A Ordinary Shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A Ordinary Shares.

In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock that is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Class A Ordinary Shares, which could severely limit the market liquidity of such Class A Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

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

You must rely on price appreciation of our Class A Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors.

Our board of directors has complete discretion as to whether to distribute dividends. Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our board of directors are satisfied, on reasonable grounds, that immediately after the distribution satisfy the solvency test, that is: (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the British Virgin Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial conditions, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

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

In addition, there might be impact of the conversion of Class B Ordinary Shares on holders of Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any holder of the Class B Ordinary Shares retains their shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, the cash raised in our initial public offering and subsequent securities offerings, as well as the market price of our Class A Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may affect our PFIC status for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering and any subsequent securities offerings. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation - Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information, see “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations” in this annual report.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Our securities are listed on the Nasdaq Capital Market. We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, our shareholders and we could face significant material adverse consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Share is a “penny stock” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We received a written notification on December 19, 2025 from the Listing Qualifications Department of Nasdaq stating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of US$1.00 per share for at least 30 consecutive business days (the “Minimum Bid Requirement”). The Company was granted a 180-day compliance period, through June 17, 2026, to regain compliance with the Minimum Bid Price Requirement. If, at any time before June 17, 2026, the closing bid price for its Class A Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, the Nasdaq will provide us written confirmation of compliance with the Minimum Bid Price Requirement. On March 31, 2026, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A Ordinary Shares with no par value and Class B Ordinary Shares with no par value, at an exchange ratio of one (1) share for ten (10) shares (the “Reverse Stock Split”). The Reverse Stock Split primarily served as a mechanism to regain compliance with the Minimum Bid Price Requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Stock Split, on May 6, 2026, under the existing ticker symbol “MIMI.” On May 20, 2026, the Company received a formal notification from the Staff indicating that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement, based on the determination that the closing bid price of the Company’s Class A Ordinary Shares from May 6, 2026 to May 19, 2026, was at or above $1.00 per share. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter has been closed. There can be no assurance that we will maintain compliance with the continued listing requirements of Nasdaq.

Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Capital Market, subject to our compliance with the other listing requirements of the Nasdaq Capital Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Ordinary Shares to investors and cause the trading volume of our Class A Ordinary Shares to decline, which could result in a further decline in the market price of our Class A Ordinary Shares.

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

We have taken advantage of reduced reporting burdens in this annual report. For example, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, we have elected to use the extended transition period for complying with new or revised accounting standards, and our auditor is not required to communicate critical audit matters in its report on our financial statements.

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of the IPO.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We believe these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. Beginning March 18, 2026, members of our board of directors, executive board members and senior management are subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are also subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act (HFIAA), which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law took effect on March 18, 2026. Directors and officers of foreign private issuers will be required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our Class A ordinary shares without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days.

On August 22, 2025, Nasdaq filed a proposed rule change to raise the consequences of failing to satisfy the Low Price Requirement, which was approved by the SEC on an accelerated basis and became operative on January 19, 2026. Under the amended Low Price Requirement, a failure to meet the continued listing requirement for minimum bid price shall be determined to exist if a company’s security has a closing bid price of $0.10 or less for 10 consecutive trading days, regardless of whether the company is under any compliance period specified in Nasdaq Rule 5810(c)(3)(A), and upon such failure, a delisting determination will be issued under Nasdaq Rule 5810, the security shall be immediately suspended from trading, and the company shall be ineligible for any compliance period otherwise described in Nasdaq Rule 5810(c)(3)(A). In addition, a request for a hearings panel review will not stay the trading suspension.

If the price of our Class A Ordinary Shares deteriorates further and falls to $0.10 or less for 10 consecutive trading days, we would be immediately suspended from trading and delisted without any opportunity to cure the deficiency or stay the suspension pending a hearing. Nasdaq has observed deep financial or operational distress from companies whose security’s price drops to $0.10 or less for 10 consecutive trading days, and these financial or operational issues are generally not temporary. This accelerated delisting mechanism creates significant uncertainty for our shareholders and could result in the sudden and complete loss of a public trading market for our Class A Ordinary Shares.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A ordinary shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum Market Value of Listed Securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A ordinary shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A ordinary shares from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

There is a risk that our market value could fall below $5 million if the proposed rule is adopted. Our market value is calculated as our consolidated closing bid price multiplied by our total Listed Securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Ordinary Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new, and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Ordinary Shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Item 4. Information on the Company

4.A. History and Development of the Company

Our Corporate History and Structure

Mint Incorporation Limited was incorporated on October 18, 2023, as a BVI business company with limited liability under the laws of the BVI. As of the date of this annual report, the Company is authorized to issue a maximum of 28,000,000 shares of no par value each divided into (i) 25,200,000 Class A Ordinary Shares of no par value and (ii) 2,800,000 Class B Ordinary Shares of no par value, of which 12,690,742 Class A Ordinary Shares and 701,879 Class B Ordinary Shares are issued and outstanding, in each case after giving effect to the Reverse Stock Split described below under “Recent Developments”. Mint is a holding company and is currently not actively engaging in any business.

CKL Holding Limited was incorporated on October 27, 2023 under the laws of the BVI with limited liability. CKL is a wholly owned subsidiary of Mint and is an investment holding company with no active operations of its own. CKL Holding Limited serves as the intermediate holding company for Matter International Limited, Grand Engineering and Construction Limited and Spark Interiors Limited.

Matter International Limited (formerly known as Matter Interiors Limited) was formed on November 16, 2018, as a limited company under the laws of Hong Kong. It is the Group’s principal interior design and fit-out operating subsidiary and is held indirectly through CKL. On September 15, 2025, Matter Interiors Limited changed its name to Matter International Limited.

On August 19, 2024, Mint resolved and approved a share split of its issued and unissued shares at a ratio of 1-to-1,400 (the “Share Split”), so that there were 14,000,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding post-Share Split. As a result of the Share Split, the Company had 280,000,000 authorized ordinary shares with no par value each divided into (i) 252,000,000 Class A Ordinary Shares of no par value each and (ii) 28,000,000 Class B Ordinary Shares of no par value each.

Axonex AI Limited (formerly known as Aspiration Group Limited) was incorporated on March 5, 2025, as a BVI business company with limited liability. It serves as an intermediate investment holding company within the Group’s structure and has no active operations of its own.

Grand Engineering and Construction Limited was incorporated on February 10, 2025, as a limited company under the laws of Hong Kong. It was transferred into the Group as an indirect wholly owned subsidiary through CKL on August 7, 2025, for administrative purposes and nominal consideration. Grand Engineering is engaged in the provision of building works and related construction services in Hong Kong.

Axonex Intelligence Limited was incorporated on January 10, 2025, as a limited company under the laws of Hong Kong under the name Smartland Capital Limited. It was transferred into the Group as an indirect wholly owned subsidiary through Axonex AI on August 7, 2025, for administrative purposes and nominal consideration, and was renamed Axonex Intelligence Limited on August 14, 2025. Axonex Intelligence is engaged in the provision of smart facility management solutions integrating robotics, IoT, and AI technologies, serving enterprises, real estate operators, shopping centers, and government agencies in Hong Kong and across the Asia Pacific region.

Aspiration X Limited was incorporated on October 3, 2025, as a BVI business company with limited liability. It serves as an intermediate investment holding company and is the vehicle through which the Group pursues its robotics and physical AI partnerships.

Axonex Intelligence Pte. Ltd. was incorporated on October 24, 2025, as a private company limited by shares under the laws of Singapore. It is an indirect wholly owned subsidiary of the Company and is engaged in software and application development.

Axonex Robotics Limited was incorporated on October 30, 2025, as a limited company under the laws of Hong Kong. The Company indirectly holds 60% of its issued share capital, with the remaining 40% held by AIMO (HK) Limited, an independent Hong Kong-based robotics company. Axonex Robotics is engaged in robotics design.

Spark Interiors Limited was incorporated on December 23, 2025, as a limited company under the laws of Hong Kong. It is an indirect wholly owned subsidiary of the Company through CKL and is engaged in the provision of interior design and fit-out services with a focus on residential customers.

Axonex Automation Limited was incorporated on March 3, 2026 under the laws of Hong Kong. It is not engaging in any active operation as of the date of this annual report.

Rice Robotics AGI Holding Limited, a joint venture co-owned with Rice Robotics Holdings Limited, was incorporated on May 20, 2026 under the laws of the British Virgin Islands. Rice Robotics AGI Holding Limited mainly focuses on the development and sales of the next generation of AI companion robots.

YAS Robotics Limited was incorporated on September 28, 2022 under the laws of Hong Kong as a wholly-owned subsidiary of YAS Digital Group Limited (“YAS Digital”). On June 9, 2026, Aspiration X Limited, our wholly-owned subsidiary, entered into a joint venture agreement with YAS Digital in respect of YAS Robotics (the “YAS JV Agreement”). Pursuant to the YAS JV Agreement, YAS Digital transferred 25% of the issued and outstanding shares of YAS Robotics to Aspiration X Limited on June 29, 2026, following which YAS Robotics became a joint venture in which we hold a 25% equity interest and YAS Digital holds the remaining 75%. YAS Robotics focuses principally on the development, marketing, and distribution of robotics and AI-related insurance products.

Recent Developments

Initial Public Offering

On January 8, 2025, Mint Incorporation Limited, a British Virgin Islands company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Benjamin Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “IPO”) an aggregate of 1,750,000 Class A Ordinary Shares at an offering price of $4.00 per share.  The Company received $8.05 million in gross proceeds from the IPO and the full exercise of the Over-Allotment Option, before deducting underwriting discounts and other estimated expenses payable by the Company.

Over-allotment Option Exercise

Subsequent to the IPO, on January 10, 2025, the Underwriters exercised the Over-Allotment Option in full to purchase an additional 262,500 Class A Ordinary Shares. On January 13, 2025, the Company closed the IPO and the Over-Allotment Option.

The 2025 Stock Incentive Plan

In March 2025, the Company adopted the 2025 Stock Incentive Plan (the “2025 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2025 Incentive Plan, we are authorized to issue an aggregate of 2,400,000 Class A Ordinary Shares. As of the date of this annual report, the Company issued a total of 2,400,000 Class A Ordinary Shares of the Company under the Company’s 2025 Incentive Plan to consultants of the Company as compensation for their continued service in the Company.

Private Placements

July 2026 Private Placement

On July 2, 2026, the Company entered into securities subscription agreements (the “July 2026 PIPE SPA”) with certain new investors and existing shareholders of the Company (each an “July 2026 PIPE Investor,” and collectively, the “July 2026 PIPE Investors”), pursuant to which the Company agreed to issue and sell to the July 2026 PIPE Investors an aggregate of 4,310,350 Class A ordinary shares (the “July 2026 PIPE Shares”), with no par value each, of the Company (the “Class A Ordinary Shares”) at a purchase price of US$0.464 per share, representing 20% of the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 1, 2026, for an aggregate purchase price of US$2,000,000 (the “July 2026 PIPE”). Accordingly, the Company issued 4,310,350 Class A Ordinary Shares to the July 2026 PIPE Investor on July 8, 2026. The Company received a total of $2,000,000 in gross proceeds. The Company intends to use the proceeds from the July 2026 PIPE for working capital and general corporate purposes.

August 2026 Private Placement

On July 30, 2026, the Company entered into securities subscription agreements (the “August 2026 PIPE SPA”) with certain existing shareholders of the Company (each an “August 2026 PIPE Investor,” and collectively, the “August 2026 PIPE Investors”), pursuant to which the Company agreed to issue and sell to the August 2026 PIPE Investors an aggregate of 6,329,115 Class A Ordinary Shares (the “August 2026 PIPE Shares”), at a purchase price of US$0.316 per share, representing 20% of the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 29, 2026, for an aggregate purchase price of US$2,000,000 (the “August 2026 PIPE”). Accordingly, the Company issued 6,329,115 Class A Ordinary Shares to the Investor on August 11, 2026. The Company received a total of $2,000,000 in gross proceeds. The Company intends to use the proceeds from the August 2026 PIPE for working capital and general corporate purposes.

Nasdaq Listing Rule 5550(a)(2) Deficiency

The Company received a written notification on December 19, 2025 from the Listing Qualifications Department of Nasdaq stating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of US$1.00 per share for at least 30 consecutive business days (the “Minimum Bid Requirement”). The Company was granted a 180-day compliance period, through June 17, 2026, to regain compliance with the Minimum Bid Price Requirement. On May 20, 2026, Mint Incorporation Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

Reverse Stock Split

The Company received a written notification from Nasdaq on December 19, 2025, notifying us that we are not in compliance with the Minimum Bid Price Requirement. To regain compliance, our Class A Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days by June 17, 2026. In the event the Company does not regain compliance by June 17, 2026, we are eligible for an additional 180 calendar day period to regain compliance with the Minimum Bid Price Requirement. On March 31, 2026, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A Ordinary Shares with no par value and Class B Ordinary Shares with no par value, at an exchange ratio of one (1) share for ten (10) shares (the “Reverse Stock Split”). The Reverse Share Split primarily served as a mechanism to regain compliance with the Minimum Bid Price Requirement. Our Class A Ordinary Shares began trading on an adjusted basis, reflecting the Reverse Share Split, on May 6, 2026, under the existing ticker symbol “MIMI.” On May 20, 2026, Mint Incorporation Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

Change of Directors and Management

On June 11, 2025, Mr. Ving Lung Ma notified the Company of his resignation as an independent director, the chair of the Audit Committee and a member of the Nominating Committee and the Compensation Committee, effective June 11, 2025.

On June 13, 2025, Mr. Ka Wai (Taniel) Wong was appointed as an independent director, the chair of the Audit Committee and a member of the Nominating Committee and the Compensation Committee, effective June 13, 2025.

On January 23, 2026, Mr. Cheong Shing Ku notified the Company of his resignation as the Chairman of the Board of the Company, effective January 26, 2026. Mr. Ku continues to serve as a director of the Company.

On January 26, 2026, Mr. Hoi Lung Chan was appointed as the Chairman of the Board of the Company, effective January 26, 2026.

On January 26, 2026, Mr. Xunze (Tyler) Xiu was appointed as an independent director, a member of the Audit Committee, Nominating Committee and the Compensation Committee, effective January 26, 2026.

On April 30, 2026, Ms. Lo Chanii Kam notified the Company of her decision to resign from her position as an independent director, and as the Chair of the Compensation Committee of the board, and a member of the Audit Committee and the Nominating Committee, effective May 31, 2026, in order to pursue other business commitments. On May 18, 2026, the Board accepted and approved Ms. Kam’s resignation.

Recent Business Developments

Formation of JV with AIMO (HK) Limited

On October 30, 2025, Axonex Intelligence Limited, a wholly-owned subsidiary of the Company, formed a joint venture, Axonex Robotics Limited, with AIMO (HK) Limited (“AIMO”), a company incorporated in Hong Kong and engages in robotics design. Axonex Robotics Limited, which was incorporated in Hong Kong, is indirectly owned 60% by the Company and 40% by AIMO. The Company’s Chief Executive Officer and Chairman of the Board, Mr. Hoi Lung Chan, serves as the sole director of Axonex Robotics Limited.

Formation of JV with Synergy Technology Group Limited

On March 2, 2026, Axonex Intelligence Limited, a wholly-owned subsidiary of the Company, entered into a joint venture agreement (the “STG JV Agreement”) with Synergy Technology Group Limited, a company organized under the laws of Hong Kong (“Synergy”) to establish a joint venture company to be named “Axonex Automation Limited” as a private limited company under the laws of Hong Kong. Axonex Automation Limited focuses on the commercialization and overseas expansion of digital twin and drone flight control technologies. Pursuant to the STG JV Agreement, Axonex Automation Limited is expected to be owned 80% by Axonex Intelligence Limited and 20% by Synergy. As of the date of this annual report, Axonex Automation Limited is 100% owned by Axonex Intelligence Limited and has not commenced active commercial operations, and the parties have mutually agreed to discontinue it.

Formation of JV with Rice Robotics Holdings Limited

On May 22, 2026, Aspiration X and Rice Robotics Holdings Limited (“Rice Robotics”) entered into a joint venture agreement (the “Rice JV Agreement”), pursuant to which the parties agreed to form and operate a joint venture through a private limited company incorporated under the laws of the British Virgin Islands named “Rice Robotics AGI Holding Limited” (“Rice JV”). Rice JV was incorporated on May 20, 2026 under the laws of the British Virgin Islands. Rice JV is owned as to 54% by Aspiration X and 12.5% by Rice Robotics. The board of directors of Rice JV currently consists of two members, one of whom is our CEO and Chairman, Mr. Hoi Lung Chan. Rice JV focuses on the development and sales of the next generation of AI companion robots, and may be expanded or changed from time to time in accordance with the Rice JV Agreement.

Formation of JV with YAS Digital Group Limited

YAS Robotics Limited was incorporated on September 28, 2022 under the laws of Hong Kong as a wholly-owned subsidiary of YAS Digital Group Limited (“YAS Digital”). On June 9, 2026, Aspiration X Limited, our wholly-owned subsidiary, entered into a joint venture agreement with YAS Digital in respect of YAS Robotics (the “YAS JV Agreement”). Pursuant to the YAS JV Agreement, YAS Digital transferred 25% of the issued and outstanding shares of YAS Robotics to Aspiration X Limited on June 29, 2026, following which YAS Robotics became a joint venture in which we hold a 25% equity interest and YAS Digital holds the remaining 75%. YAS Robotics focuses principally on the development, marketing, and distribution of robotics and AI-related insurance products.

Non-Binding Memorandum of Understanding with Ascendze Pte. Ltd.

On June 30, 2026, the Company entered into a non-binding memorandum of understanding (the “Ascendze MOU”) with Ascendze Pte. Ltd. (“Ascendze”), a Singapore-based company engaged in semiconductor and industrial automation solutions, pursuant to which the Company expressed its intent to acquire a controlling or majority equity interest in Ascendze. The Ascendze MOU contemplates that the parties will negotiate and enter into definitive agreements within 90 days, and the proposed transaction remains subject to, among other things, completion of due diligence, negotiation and execution of definitive agreements, and receipt of all requisite corporate and regulatory approvals. The Ascendze MOU is non-binding, and there can be no assurance that definitive agreements will be entered into or that the proposed transaction will be consummated on the contemplated terms, or at all. As of the date of this annual report, no definitive agreement has been entered into.

Corporate Information

Our principal executive office is located at 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong. The telephone number of our principal executive offices is +852 2866-1663. Our registered agent in the BVI is Ogier Global (BVI) Limited. Our registered office and our registered agent’s office in the BVI are both located at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 22 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at https://mimintinc.com/. We do not incorporate the information on our website into this annual report and you should not consider any information on, or that can be accessed through, our website as part of this annual report.

4.B. Business Overview

Mint Incorporation Limited is a holding company incorporated in the British Virgin Islands on October 18, 2023. Through our Operating Subsidiaries, we conduct two principal lines of business in Hong Kong and Singapore: (i) interior design and fit-out services, and (ii) artificial intelligence, robotics, and technology solutions.

Since mid-September 2025, the Group has been executing a strategic transition to position itself as a multi-sectoral enterprise that applies AI, robotics, and IoT technologies to facility management, automation, and consumer robotics applications. This expansion has been pursued through a combination of newly established wholly owned subsidiaries, joint ventures with technology and robotics partners, and product development initiatives. As of the date of this annual report, our Robotics and AI Solutions business lines are at an early stage of development. These business lines contributed approximately 16.78% of our total revenue for the fiscal year ended March 31, 2026, and we have a limited operating history on which to evaluate their prospects. Revenue from these business lines may not grow at the rate we anticipate, may fluctuate significantly between periods as a result of the timing and size of individual engagements, and may not prove sustainable or profitable. Accordingly, our historical results in these business lines are not necessarily indicative of future performance. For a discussion of the risks associated with this business transition, see “Risk Factors - Risks Relating to Our Business and Operations - We may not be able to implement our business strategies and expansion plans, including our strategic expansion into Robotics and AI, effectively to achieve future growth” and “Risk Factors - Risks Relating to Our Business and Operations - We may not be successful in integrating newly established or acquired businesses with our existing operations” on pages 22 and 23 of this annual report, respectively.

Interior Design and Fit-out Services

We provide interior design and fit-out services principally through our operating subsidiary, Matter International Limited (“Matter International”), which was founded in 2018 and provides integrated interior design and fit-out services to commercial and residential customers in Hong Kong. Matter International has a strategic focus on industry-specific interior design and fit-out works for commercial properties. Its commercial portfolio encompasses offices across a range of industries and various categories of retail stores, with each project designed to reflect the customer’s corporate values and brand identity. Matter International has completed projects for internationally recognized retail brands, food and beverage chains, corporate offices, and premises of a leading charitable organization in Hong Kong. It also undertakes bespoke interior design and fit-out works for luxury residential properties.

Our interior design and fit-out projects can be broadly categorized into: (i) design-only services, in which we develop tailor-made interior design proposals; and (ii) design and fit-out services, in which we undertake overall project management, coordination, and quality control, and supervise fit-out works carried out by our subcontractors, complemented by ancillary services such as repair and maintenance works and procurement of furniture and fit-out materials.

Robotics and AI Solutions

Our Robotics and AI Solutions segment is conducted principally through Axonex Intelligence HK, Axonex Intelligence Singapore, Axonex Automation (has not yet commenced business), together with several joint venture entities of the Group, namely, Axonex Robotics Limited (“Axonex Robotics”) and Rice Robotics AGI Holding Limited (“Rice JV,” together with Axonex Intelligence HK, Axonex Intelligence Singapore, Axonex Automation, Axonex Robotics, the “Robotics and AI Subsidiaries”). Through the Robotics and AI Subsidiaries, we intend to provide total solutions for smart facility management, integrating advanced technologies designed to improve efficiency, safety, and user experience across different property types. The intended capabilities of the Robotics and AI Subsidiaries include:

●	robotic solutions to automate routine facility management tasks, improve efficiency, and reduce manpower requirements;

●	object identification and human posture recognition for enhanced security and operational monitoring;

●	digital twin solutions enabling real-time visualization and management of facilities; and

●	AI-powered analytics intended to optimize maintenance, space utilization, and resource allocation.

In furtherance of these capabilities, through the Robotics and AI Subsidiaries, we are developing a portfolio of AI-enabled hardware products targeting both consumer and enterprise applications. These include but not limited to: (i) R300, a consumer robotic companion product intended to provide conversational and interactive functionality for personal and household use; (ii) NEX, a humanoid service robot being designed for commercial and industrial productivity applications, including picking, stocking, material handling, and scene-adaptive actions enabled by large language model-based intent recognition and spatial awareness; (iii) the Patrol Series (Autonomous Security & Facility Management Robots), a line of mobile robots designed for security, patrol, and facility management applications across commercial, industrial, and public-space environments, which can provide 24/7 autonomous monitoring with advanced capabilities including facial recognition, illegal parking detection, loitering and unattended object alerts, thermal imaging, smoke/fire detection, and environmental hygiene monitoring (e.g., overflowing bins, faulty lights); and (iv) FLOKI Minibot M1, an AI companion robot with functions such as smart reminders, concierge services and educational tutoring, developed in collaboration with Rice Robotics Holdings Limited, the joint venture partner holding a 12.50% equity interest in the Rice JV.

The target client base of the Robotics and AI Subsidiaries includes shopping malls, government premises, residential complexes, and warehouses. By leveraging the Group’s design background together with its new technological focus, we intend to offer a holistic approach to property and facility management. Because our Robotics and AI Solutions business is at an early stage of commercialization, there can be no assurance that it will successfully develop or commercialize its product or service offerings, generate meaningful revenue, or achieve profitability. In addition, because Axonex Robotics, Rice JV and YAS JV are partially owned by the Group, our ability to direct their business strategy, financial decisions, and operations is subject to the rights of our joint venture partners and the terms of the applicable joint venture arrangements. See “Risk Factors - Risks Relating to Our Business and Operations - The Group’s AI, robotics, and technology business lines are at an early stage of development and may not achieve commercial viability” and “Risk Factors - Risks Relating to Our Business and Operations - We may not be able to implement our business strategies and expansion plans, including our strategic expansion into Robotics and AI, effectively to achieve future growth” on pages 23 and 22, respectively.

For the fiscal year ended March 31, 2026, our revenues were approximately $2.3 million, of which 16.8%, 1.0% and 82.2% were generated from our sales of robotic products, design only services and design and fit out services, respectively. For the fiscal year ended March 31, 2025, our revenues were approximately $3.3 million, of which 8.6% and 91.4% were generated from our design only services and design and fit out services, respectively. For the fiscal year ended March 31, 2024, our revenues were approximately $ 4.4 million, of which 17.8% and 82.2% were generated from our design only services and design and fit out services, respectively.

Our Services

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

2. Design and Fit out Services

Design and fit out services comprise both the abovementioned design services and our fit out services. It constitutes a majority of our projects for FY2026, FY2025 and FY2024.

For fit-out services, our project managers observe the progress of their responsible projects and closely supervise the work of subcontractors through regular on-site visits and quality inspections. Their work extends from the commencement of our services, the delivery of the certificate of completion and until the follow-up rectification of defects during the defects liability period of six to twelve months.

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

Business Model

The following two diagrams illustrate our business model:

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and support our long-term growth:

●	Experienced management with cross-sector expertise – We are led by a dedicated management team with extensive industry experience and have a strong and experienced in-house design team. Our management team brings experience across interior design, project management, and technology, positioning the Group to execute its strategy of building complementary businesses that share a common foundation in the built environment. The entrepreneurial approach of our senior leadership underpins the Group’s ability to identify and act on strategic opportunities in a dynamic market environment.

●	Established operating track record and customer relationships in the Hong Kong interior design and fit-out market – Our interior design and fit-out business has built a portfolio of completed commercial and residential projects across a broad range of industries. Our customer relationships, which are sustained principally through repeat engagements and referrals, reflect the quality and reliability of our project delivery.

●	Integrated service capability spanning design and execution – We offer customers both standalone design services and end-to-end design and fit-out solutions, giving us flexibility to serve customers at different stages of a project and to capture value across the full project lifecycle. Our in-house design professionals work alongside a network of approved subcontractors, enabling us to scale project delivery without bearing permanent labor overhead.

●	Joint venture network providing complementary technology and market access – We have formed strategic joint ventures with established technology and robotics partners whose capabilities complement our own, giving the Group access to proprietary technology platforms, specialized technical expertise, and established market relationships that would take significant time and capital to develop independently. These partnerships support accelerated product development and commercialization across multiple technology verticals.

Our Business Strategies

We intend to execute the following key strategies:

●	Stabilize and grow the interior design and fit-out operations – We intend to continue investing in our interior design capabilities, including strengthening our in-house design team, broadening our customer base, and improving customer retention. Our interior design and fit-out business has an operating history dating to 2018 and serves as the revenue foundation of the Group. We aim to pursue higher-value commercial and residential projects that offer better margin profits, and to reduce our dependence on a small number of major customers by broadening our pipeline of new client engagements.

●

Expand our geographic reach on a selective basis – While our operations are currently centered in Hong Kong, we have begun to establish a presence in Singapore, where we incorporated Axonex Intelligence Pte. Ltd. in October 2025 as an indirect wholly owned subsidiary engaged in software and application development, and where, in June 2026, we entered into a non-binding memorandum of understanding with Ascendze Pte. Ltd., a Singapore-based semiconductor and industrial automation company, expressing our intent to acquire a controlling or majority equity interest. At the time of our initial public offering, we contemplated growing our presence in overseas markets, including by establishing branch offices in New York and London and in other cities in the United States and the United Kingdom, when manpower, business opportunities and development were sufficient. We continue to evaluate expansion into the United States and the United Kingdom, but during the fiscal year ended March 31, 2026 we prioritized the development of our technology business lines and our presence in Singapore, and we have not established any branch office in the United States or the United Kingdom as of the date of this annual report.  Other than as described above, as of the date of this annual report, we do not have committed plans or timelines for expansion into any other specific new market, and there can be no assurance that the transactions contemplated by the Ascendze MOU will be consummated or that any geographic expansion will be realized.

●	Expand and deepen Robotics and AI commercialization – Since mid-2025, we have been developing a portfolio of AI, robotics, and smart facility management businesses that we believe address a growing demand for technology-driven solutions in property operations and building management across Hong Kong and the Asia Pacific region. We intend to invest in commercializing these capabilities, growing the customer base for our technology products, and expanding deployments in Hong Kong and other markets in the region. The pace and scale of this expansion will depend on the commercial performance of our technology products and our ability to secure the necessary resources, and there can be no assurance that our technology businesses will achieve commercial viability or generate meaningful revenue within any particular timeframe.

●	Pursue strategic partnerships and joint ventures to accelerate capability development – We have formed a number of joint ventures with technology and robotics partners to access their capabilities in areas including robotics design, digital twin technology, drone automation, and consumer AI applications. We intend to continue evaluating strategic partnership opportunities that can accelerate product development, provide access to proprietary technology, and extend our geographic reach, where we believe such partnerships are consistent with the Group’s strategic direction and offer a reasonable prospect of commercial return. We will approach such opportunities with discipline, prioritizing partnerships where the Group’s contribution and the terms of the arrangement are clearly defined. There can be no assurance that our existing or future joint ventures will achieve their intended objectives or generate commercial returns.

●	Pursue selective acquisitions – We may pursue acquisitions of businesses or assets that are complementary to our existing operations across interior design, construction, and technology. Any such acquisitions will be evaluated on the basis of strategic fit, financial return, and integration risk. In June 2026, we entered into a non-binding memorandum of understanding with Ascendze Pte. Ltd. expressing our intent to acquire a controlling or majority equity interest in Ascendze. Other than as described above, as of the date of this annual report, we have not identified any other specific acquisition opportunities, and there can be no assurance that the transactions contemplated by the Ascendze MOU or any other acquisitions will be completed on the contemplated terms, or at all.

Projects Overview

During FY2024, FY2025 and FY2026, we offered services for residential and commercial projects in Hong Kong.

Projects Undertaken during FY2024, FY2025, and FY2026

The following table sets forth the number of projects undertaken by us, the breakdown of our revenue generated by type of premises and their respective percentage of our total revenue for FY2024, FY2025, and FY2026, respectively:

	FY2024		FY2025		FY2026
	Revenue (US$)%		Revenue (US$)%		Revenue (US$)%
Non-residential(1)	$3,651,614	83.3%	$2,533,927	77.6%	1,496,427	78.5%
Residential(2)	$731,382	16.7%	$732,463	22.4%	409,763	21.5%
Total revenue	$4,382,996	100.0%	$3,266,390	100.0%	1,906,190	100%

Note:

(1)	Our non-residential projects were mainly for offices, franchised stores, chain restaurants, lounges, massage parlors, beauty salons, office lobbies, gyms, subway stations, museums, and bookstore etc.

(2)	Our residential projects were mainly for sizeable and luxury residential apartments, detached houses and serviced apartment in prime areas, such as Mid-Levels Central, the Peak, Tin Hau, Quarry Bay, etc.

Major Completed Projects

The following table provides the five largest projects (in terms of revenue recognized) completed by us during FY2024, FY2025 and FY2026, respectively:

	Location	Type of project	Use of the premises	Revenue recognized US$
1.	Tseung Wan	Design and fit out	Food & beverage	1,056,531
2.	Central	Design and fit out	Food & beverage	582,828
3.	Shatin	Design and fit out	Food & beverage	473,441
4.	Happy Valley	Design and fit out	Retail	470,441
5.	Stanley	Design and fit out	Residential	320,800

Customers

Characteristics of our Customers

For FY2024, FY2025 and FY2026, we had 34, 33 and 38 customers, respectively, some of which engaged us for more than one project during the same period.

We do not have any master long-term contracts signed with our customers and the contracts are entered into on a single project basis.

For FY2024, FY2025 and FY2026, the percentage of the total revenue attributable to the largest customers amounted to approximately 16.2%, 32.9%, and 16.8% respectively, while the percentage of the total revenue attributable to the five largest customers combined amounted to approximately 57.4%, 63.1%, and 60.4% respectively.

Our Group’s contracts with our customers generally contain payment schedules requiring stage payments over the fit out period once milestones are reached. These payment schedules prevent the build-up of significant contract assets. However, not all contracts require a significant portion of advance payment before any works are to be performed. In particular, our credit terms are generally 30 to 90 days. On the other hand, some contracts have a twelve-month retention period for 5-10% of the contract sum.

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

Design Contracts

The terms of our contracts with our customers vary on a project-by-project basis depending on our negotiations with them. A summary of the salient terms of the design contracts with our customers are set out below:

Term of the contract	:	We usually follow an agreed schedule based on the typical time required for the deliverable set out in the contract. Based on our completed projects for FY2024, FY2025 and FY2026, the average duration of our design projects ranged from one to three months.

Scope of our services	:	Our contracts with customers set out details of our scope of services based on our customers’ specifications and requirements. During FY2024, FY2025 and FY2026, none of our contracts with customers contained an exclusivity clause which restricted or limited our ability to provide services to other customers.

Service fee	:	It is generally a fixed lump sum and no remeasurement will be conducted except for works conducted pursuant to variation orders issued by customers.

Payments	:	Our customers are generally required to pay a deposit upon signing our contracts, and we are entitled to interim payments upon reaching pre-determined key stages of our work executed during the course of the project such as concept design, schematic design, design support and detail design.

Variation orders	:	If substantial adjustment is to be made to the drawings and documents previously approved by our customer, our customer will usually be required to enter into a separate engagement or supplemental agreement with us setting out a reasonable fee and delivery schedule.

Design and Fit out Contracts

The terms of our contracts with our customers vary on a project-by-project basis depending on our negotiations with them. A summary of the salient terms of the design and fit out contracts with our customers are set out below:

Term of the contract	:	The expected commencement date and the expected completion date of our projects are generally stipulated in our contracts. We usually follow an agreed schedule based on the typical time required for a particular stage or deliverable set out in the contract. Based on our completed projects for FY2024, FY2025 and FY2026, the average duration of our design and fit out projects ranged from 100 - 120 days.

Scope of our services	:	Our contracts with customers set out details of our scope of services based on our customers’ specifications and requirements. During FY2024, FY2025 and FY2026, none of our contracts with customers contained an exclusivity clause which restricted or limited our ability to provide services to other customers.

Service fee	:	It is generally a fixed lump sum and no remeasurement will be conducted except for works conducted pursuant to variation orders issued by customers.

Payments	:	Our customers are generally required to pay a deposit upon signing our contracts, and we are entitled to interim payments upon reaching pre-determined key stages of our work executed during the course of the project (i.e. detail design, completion of renovation work and completion of the defects liability period). The fees are settled in Hong Kong dollars.

Variation orders	:	If substantial adjustment is to be made to the drawings and documents previously approved by our customer, our customer will be required to enter into a separate engagement or supplemental agreement with us setting out a reasonable fee and delivery schedule.

Defects liability period	:	We will generally provide all rectification works for six to twelve-month defects liability period from the date of practical completion.

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

We have certain policies and procedures to address customer complaints. During FY2024, FY2025 and FY2026 and as of the date of this annual report, we did not receive any material complaints or requests for any kind of compensation from the customers due to quality deficiencies in relation to services provided by us or work performed by our subcontractors.

Major contract terms

During FY2024, FY2025 and FY2026, we only entered into contracts with subcontractors on a case-by-case basis. Our key terms agreed with subcontractors generally include the scope of services and fees payable. We will receive invoices after our subcontractors have carried out the fit out works in the project.

Payment to subcontractors

Depending on the nature, scale and length of the projects, we generally make progress payments to the subcontractors with reference to the work schedule, unless it has agreed beforehand with them on an alternate method and timing of the payments. In general, the subcontractors are responsible for procuring materials and the costs of materials are included in the subcontractor’s contract sum. During FY2024, FY2025 and FY2026, the subcontractors generally did not offer credit terms to us. We generally settle payments within 90 days after it receives the subcontractors’ invoices.

Our project management staff monitors various aspects at each stage of the projects including, among other things, proper project planning, addressing customers’ complaints, careful selection of subcontractors and regular inspection and supervision at work sites, in an effort to sustain the standards for quality assurance.

We have not entered into any long-term agreement or committed to any minimum purchase amount requirements with our subcontractors. We did not have any material disputes with any of our top five subcontractors during FY2024, FY2025 and FY2026.

Suppliers

In general, our subcontractors are responsible for procurement of materials such as aluminum windows, tiles, marbles, lighting and floor panels for their works. Hence, our subcontracting costs generally include the material costs. In certain case, our customers may request us to procure particular materials for the projects.

We maintain a list of internally approved materials suppliers. We generally do not depend on any of the materials suppliers, as it has a number of alternative materials suppliers for all major materials used in our projects. During FY2024, FY2025 and FY2026, we neither had any disputes with the materials suppliers nor encountered any material difficulties in procuring materials and it had not experienced any significant delays in delivery of materials by its materials suppliers, causing significant disruption of its projects. We have not entered into any long-term supply agreements with materials suppliers and purchases are made on a project-by-project basis. As our subcontractors will provide materials in most of the projects, the risks of material shortages or delays are low.

Quality Control

We believe that our success is attributable to our ability to consistently deliver quality works to our customers. Our managing director and the project manager of each project are responsible for overseeing and the supervision of the quality of work. We have in place quality control and monitoring procedures and undertake quality management at various stages of our work process, from project planning, selection of subcontractor and suppliers, procurement of materials, project implementation to completion of projects. This helps to ensure that the quality of our works adheres to contractual requirements and specifications and meets the expectation of our customers.

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

During FY2024, FY2025 and FY2026, we did not receive any material complaints relating to the quality of our work from our customers.

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

Sales and Marketing

Mr. Hoi Lung CHAN and Mr. Cheong Shing KU, our founders, are currently responsible for sales and marketing. They are mainly responsible for identifying potential tenders and business opportunities, customer relationship management, collecting the latest market intelligence and industry information, assisting in the tender and quotation process, providing customer services, and participating in the formulation of our business development plan and sales targets.

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

During FY2024, FY2025 and FY2026 and as of the date of this annual report, we did not receive any notice of penalties or fines for a breach of workplace safety regulations. There were no material injuries or fatal accidents in our projects.

As our role in the interior fit out services is principally overall project management and supervision, and the fit out works are generally outsourced to internally approved subcontractors, the nature of the business does not impose any serious threats to social responsibility and environmental protection matters. The project managers have many years of experience and will ensure the materials used in the fit out works used by the subcontractors are in compliance with applicable environmental laws and regulations. During FY2024, FY2025 and FY2026, the cost of compliance with applicable environmental laws and regulations was minimal.

Insurance

Generally, we have contractors’ all-risks insurance, which also includes third-party liability coverage during the course of the projects. Such insurance policies generally extend for one year and are renewable annually. Such insurance covers particular projects undertaken by us in accordance with the terms of the policy. Although we are not required under the relevant law to maintain employees’ compensation insurance for our subcontractors’ employees involved in the projects, we have been purchasing employees’ compensation insurance that covers our subcontractors’ employees.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this annual report:

4.D. Property, Plant and Equipment

Properties

As of the date of this annual report, we leased the following property in Hong Kong.

Location	Term	Use of property	Rent
17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong	February 17, 2025 – February 16, 2027	Office	HK$75,003/month
Unit 506-8, 5/F, Laford Centre, No. 838 Lai Chi Kok Road, Kowloon, Hong Kong	April 8, 2026 – April 7, 2028	Office	HK$53,770/month
Unit 510, 5/F, Laford Centre, No. 838 Lai Chi Kok Road, Kowloon, Hong Kong	June 22, 2026 – June 21, 2028	Office	HK$31,382/month

Intellectual Property

Our business is reliant on the creation, acquisition, use and protection of intellectual property, which may be in various forms such as interior design works, proposals, 3D image renderings, copyright, domain name, and data used and stored in our systems.

We seek to protect our intellectual property through a combination of trademark registrations, patent applications, copyright, trade secret protection, and contractual confidentiality and non-competition arrangements with our employees, contractors, and counterparties. We control access to our designs, technical documentation, source code, and other sensitive information in order to preserve the confidentiality and competitive value of our solutions.

Trademarks

As of the date of this annual report, we hold the following three registered trademarks :

Trademark	Registered Owner	Class(es)	Place of Registration	Registration No.	Filing Date	Expiry Date
	Matter Interiors Limited	42	Hong Kong	306310115	August 1, 2023	July 31, 2033
	Matter Interiors Limited	42	Hong Kong	306547005	May 8, 2024	May 7, 2034
	Mint Incorporation Limited	36, 37, 42	Hong Kong	306922279	June 6, 2025	June 5, 2035

Pending trademark applications

As of the date of this annual report, we have nine trademark applications pending in the following jurisdictions: United States, Hong Kong, Singapore, Malaysia, and Japan. None of these applications has proceeded to registration, and there is no assurance that any of them will do so, or that any registration ultimately granted will be of the scope applied for.

Patent applications

As of the date of this annual report, we do not hold any granted patents in any jurisdiction.

Axonex Robotics Limited, one of our JV entities, is one of five co-applicants named on six patent applications filed with the China National Intellectual Property Administration (“CNIPA”). The four other co-applicants are third parties that are not members of our group. If any of these applications results in a granted patent, that patent would be co-owned, and our ability to exploit, license, or enforce it would be subject to the rights of the co-owners and to the terms of any agreement among them. As of the date of this annual report, we have not entered into any agreement governing the exploitation of any patent that may be granted pursuant to these applications.

Domain name

As of the date of this annual report, we are the registrant of the domain name https://mimintinc.com/ and https://axonex.ai/.

Intellectual property proceedings

During the fiscal years ended March 31, 2026, 2025, and 2024 and up to the date of this annual report, we were not a party to any proceeding in respect of, and did not receive notice of any claim alleging, infringement of any intellectual property right, and we have not been charged with any breach of laws or regulations relating to intellectual property that had a material adverse effect on our business, financial condition, or results of operations.

See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Business and Operations” for a discussion of risks relating to our intellectual property.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report.

Overview

We are principally engaged in two businesses:

Robotics and AI Solutions Business

The Company’s Robotics and AI Solutions segment is conducted principally through Axonex Intelligence HK, Axonex Intelligence Singapore, and Axonex Automation Limited (which has not yet commenced business), together with several partially owned joint venture entities, including Axonex Robotics Limited, Rice JV and YAS JV.

Interior design and fit out service

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

Our revenue is predominantly from Hong Kong. The following summarizes our revenues by type of goods or services for each of the years ended March 31, 2024, 2025 and 2026:

	For the years ended March 31,
	2026	2025	2024
Design and fit out services	$1,882,061	$2,986,769	$3,603,422
Design only services	24,129	279,621	779,574
Sale of robotic products	384,429	—	—
Total	$2,290,619	$3,266,390	$4,382,996

Our revenues decreased from approximately US$3.3 million in FY2025 to approximately US$2.3 million in FY2026 and our net loss increased from US$1.5 million in FY2025 to US$10.3 million in FY2026.

General Factors Affecting Our Results of Operations.

The Company believes the key factors affecting the financial condition and results of operations including the following:

Interior design and fit out service Business

Hong Kong economy and property market and the performance of the relevant business sectors

During FY2024, FY2025 and FY2026, our Operating Subsidiary offered services for residential, and commercial projects in Hong Kong. The condition of the economy of Hong Kong may affect the demand for interior design and fit-out services. Any adverse changes, such as a slowdown in economic growth or pessimistic outlook of the economy, may reduce willingness to spend on business expansion, property investments, relocations, renovations and alterations, which may lead to a decrease in demand for our services. Changes in the performance of certain business sectors may also be relevant to our business. For instance, any adverse changes in the retail sector or corporate sector may reduce the demand for our services in commercial and office projects respectively. The outlook of the interior design industry is also dependent on the supply of such premises. Negative factors in relation to property developments and redevelopments in Hong Kong such as decrease in the number of newly completed residential and commercial buildings, and restrictions in the supply of land from the Government of Hong Kong may adversely affect our business.

Project-based and profitability is dependent on the negotiated terms

The business of our Operating Subsidiary is project-based and its customers may engage it to suit their interior design and fit-out needs for each project. During FY2024, FY2025 and FY2026, our Operating Subsidiary did not enter into any long-term agreement or arrangement with any customers. The customers normally engage our Operating Subsidiary on an as-needed basis and for each project. The terms of the project agreements are negotiated independently. Therefore, the key terms of the agreements, namely, the scope of services, fees and timing of payment vary from project to project. Moreover, various factors, such as the budget of the customers and the general market conditions, are unpredictable and beyond our control. As such, there is no guarantee that the profitability achieved in a given project can be replicated in the future.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Investments

Investments in which the Company does not have the ability to exercise significant influence over operating and financial matters are accounted for in accordance with ASC 321, Investments - Equity Securities. Investments without readily determinable fair values are accounted for using the measurement alternative which is at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company periodically evaluates its investments for impairment due to declines considered to be other than temporary. If the Company determines that a decline in fair value is other than temporary, then a charge to earnings is recorded in the accompanying consolidated statements of operations and comprehensive loss, and a new basis in the investment is established. As of March 31, 2026, 2025 and 2024, no impairment of investments was recognized.

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

We derive our revenue from three sources: (1) Design only services; (2) Design and fit out services and (3) Sales of robotics products.

(1)	Revenue from Design only Services

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

(2)	Revenue from Design and Fit out Services

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

(3)	Revenue from sale of robotics products

The Company recognize revenue when control of a promised good or service transfers to a customer. Control can transfer at a point in time. Revenue from sale of robotics products is recognized at the point in time when the control of the asset is transferred to the customer, generally on delivery of the robotics products. These robotics products typically have AI-powered analytics embedded. Invoices for products are generally issued as control transfers, which is typically upon delivery, when legal title and the significant risks and rewards of ownership have transferred to the customer.

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

Share-based payments

The Company grants share for the purpose of providing incentives and rewards to eligible employees and non-employee consultants. Employees’ share based awards and non-employees’ share-based awards are measured at the fair value of the awards on the grant date and recognized as expenses immediately at grant date if no vesting conditions are required. The fair value of the shares granted is measured on the grant date based on the closing fair market value of the Company’s ordinary shares.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years indicated.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Revenues – Services	$1,853,484	$3,050,043	$4,081,788
Revenues – Services - related parties	52,706	216,347	301,208
Revenues – Product sales	384,429	—	—
Cost of revenues – Services	(1,738,065)	(2,540,218)	(2,821,615)
Cost of revenues – Services – a related party	(27,050)	—	—
Cost of revenues – Product sales – a related party	(275,507)	—	—
Gross profit	249,997	726,172	1,561,381

Operating expenses
Selling and marketing expenses	(337,019)	(57,644)	(767)
Selling and marketing expenses – share-based compensation	(7,820,000)	—	—
Research and development expenses	(130,961)	—	—
General and administrative expenses	(2,287,042)	(2,296,037)	(669,825)
Total operating expenses	$(10,575,022)	$(2,353,681)	$(670,592)

Operating (loss) income	$(10,325,025)	$(1,627,509)	$890,789

Other income (expenses), net
Other income	105,259	1,155	21,471
Other expenses	(107,998)	—	—
Interest income	23,787	12,571	110
Interest income – related parties	23,090	12,313	—
Interest expense	(29,391)	(34,266)	—
Total other income (expenses), net	14,747	(8,227)	21,581

(Loss) Income before income taxes	(10,310,278)	(1,635,736)	912,370
(Provision for) Benefit from income taxes	(4,926)	174,620	(128,932)
Net (loss) income	$(10,315,204)	$(1,461,116)	$783,438
Less: net loss attributable to non-controlling interests	(532)	—	—
Net (loss) income attributable to Mint Incorporation Limited	(10,314,672)	(1,461,116)	$783,438

Net (loss) income	$(10,315,204)	$(1,416,116)	$783,438
Other comprehensive (loss) income
Foreign currency translation adjustment	(19,987)	4,616	1,180
Total comprehensive (loss) income	$(10,335,191)	$(1,456,500)	$784,618
Less: comprehensive (loss) income attributable to non-controlling interests	(536)	—	—
Total comprehensive (loss) income attributable to Mint Incorporation Limited	$(10,334,655)	$(1,456,500)	$784,618

(Loss) Earning per share – basic and diluted	$(4.15)	$(0.68)	$0.37
Basic and diluted weighted average shares outstanding*	$2,484,291	$2,142,456	$2,100,000

*	Shares presented on a retrospective basis to reflect the Reverse Stock Split on May 6, 2026 and the share subdivision on August 19, 2024

Revenues

In FY2024, FY2025 and FY2026, our revenue was principally derived from the provision of design and fit out services, design only services and sale of robotic products. The table below sets forth the breakdown of revenue by service type for the years indicated.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Design and fit out services	1,882,061	2,986,769	3,603,422
Design only services	24,129	279,621	779,574
Sale of robotic products	384,429	—	—
Total	2,290,619	3,266,390	4,382,996

Robotics and AI Solutions Business

Our sale of robotics products related to our sale of the first prototype of the FLOKI Minibot M1, an AI-powered companion robot.

Interior design and fit out service Business

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

In FY2024, FY2025 and FY2026, our revenue was principally derived from the provision of design and fit out services, which amounted to approximately US$3.6 million, US$3.0 million and US$1.9 million, representing approximately 82.2%, 91.4% and 82.2% of our total revenue, respectively.

For design only services, our in-house designers understand the needs of individual customers and the industries they are engaged in, conceptualizing customers’ design ideas into layout plans, producing tailor-made interior design proposals to cater for individual customers’ industry needs and project documentation.

In FY2024, FY2025 and FY2026, our revenue from design only services amounted to approximately US$0.8 million, US$0.3 million and US$24,000, representing approximately 17.8%, 8.6% and 1.1% of our total revenue, respectively.

The table below sets forth the breakdown of revenue by type of premises for the years indicated.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Non-residential	1,496,427	2,533,927	3,651,614
Residential	409,763	732,463	731,382
Total	1,906,190	3,266,390	4,382,996

Our non-residential projects were mainly for offices, restaurants, franchised retail stores, lounges, massage parlors, beauty salons, lobbies and bookstore etc.

In FY2024, FY2025 and FY2026, our revenue from non-residential projects amounted to approximately US$3.7 million, US$2.5 million and US$1.5 million, representing approximately 83.3%, 77.6% and 65.3% of our total revenue, respectively.

Our residential projects were mainly for sizeable and luxury residential apartments, detached houses and serviced apartment in prime areas.

In FY2024, FY2025 and FY2026, our revenue from residential projects amounted to approximately US$0.7 million, US$0.7 million and US$0.4 million, representing approximately 16.7%, 22.4% and 17.9% of our total revenue, respectively.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type and sales for the years indicated.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Design and fit out services	1,751,630	2,372,559	2,656,889
Design only services	13,485	167,659	164,726
Sale of robotic products	275,507	—	—
Total	2,040,622	2,540,218	2,821,615

Robotics and AI Solutions Business

Our cost of revenue amounted to approximately US$276,000 in FY2026.

Interior design and fit out service Business

Our cost of revenue amounted to approximately US$2.8 million, US$2.5 million and US$1.8 million in FY2024, FY2025 and FY2026, respectively. Due to the difference in nature, complexity and specification for each project, cost of revenue may vary among different projects. The table below sets forth the breakdown of cost of revenue by nature for the years indicated.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Subcontracting costs	760,767	1,432,178	1,292,939
Purchase of equipment, furniture and other materials	540,535	384,507	857,966
Staff costs	397,716	408,805	409,980
Consultancy fees	53,058	284,690	129,866
Others	13,039	30,038	130,864
Total	1,765,115	2,540,218	2,821,615

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

In FY2024, FY2025 and FY2026, subcontracting costs were the major component of our cost of revenue, which accounted for approximately 45.8%, 56.4% and 43.1%, respectively.

Gross Profit

The table below set forth the breakdown of gross profit by service type for the years indicated.

	For the years ended March 31,
	2026		2025		2024
	Gross Profit	Margin	Gross Profit	Margin	Gross Profit	Margin
	US$		US$		US$
Design and fit out services	130,431	6.9%	614,210	20.6%	946,533	26.3%
Design only services	10,644	44.1%	111,962	40.0%	614,848	78.9%
Sale of robotic products	108,922	28.3%	—	—	—	—
Total	249,997	10.9%	726,172	22.2%	1,561,381	35.6%

Robotics and AI Solutions Business

Our gross profit amounted to approximately US$109,000 and gross profit margin of approximately 28.3% in FY2026.

Interior design and fit out service Business

Our gross profit amounted to approximately US$1.6 million, US$0.7 million and US$0.1 million in FY2024, FY2025 and FY2026, respectively. We recorded overall gross profit margin of approximately 35.6%, 22.2% and 7.4% for the corresponding years. The change in overall gross profit were in line with our change in our overall revenue during the years. Our gross profit and gross profit margin are mainly affected by factors including, among others, (i) size of projects with reference to the design area; (ii) scope of work; and (iii) complexity of the design and/or construction work.

Selling and Marketing expenses

Selling and marketing expenses mainly represent the advertising expenses in relation to our business promotion.

Selling and Marketing expenses – share-based compensation

On May 2, 2025, the Company granted a total of 2,000,000 shares under 2025 Stock Incentive Plan to 9 unrelated individuals for the Company’s future marketing and business development. The shares granted were vested immediately upon issuance and not subject to any restrictions. For the year ended March 31, 2026, the Company recorded share-based payment for selling and marketing service of US$7,820,000 in the consolidated statement of operations and comprehensive loss as selling and marketing expenses – share-based compensation.

Research and development expenses

Research and development costs primarily consist of employee-related expenses, including salaries and related Mandatory Provident Fund (“MPF”) related to the Company’s Robotics and AI solutions segment. Research and development costs are expensed as incurred.

General and Administrative Expenses

The table below sets forth the breakdown of general and administrative expenses for the years indicated.

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Staff costs and benefits	1,176,316	1,630,048	255,567
Listing expense	72,500	70,155	-
Operating lease expenses	123,621	60,497	43,478
Office expenses	275,713	129,180	27,205
Transportation expenses	21,922	29,673	11,446
Information technology expenses	48,327	15,679	13,004
Professional fees	387,341	231,386	296,087
Impairment losses	137,593	-	-
Others (Note)	43,709	129,419	23,038
Total	2,287,042	2,296,037	669,825

Note:	Others mainly represented expected credit loss allowance, depreciation of property and equipment, insurance expenses and other sundry expenses for administrative purposes.

Our general and administrative expenses were approximately US$0.7 million, US$2.3 million and US$2.3 million in FY2024, FY2025 and FY2026, representing approximately 15.3%, 70.3% and 99.8% of the total revenue for the corresponding years, respectively.

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

Other (Expenses) Income, net

In FY2024 and FY2025 and FY2026, total other (expenses) income amounted to approximately US$22,000, (US$8,000) and US$15,000, respectively, which mainly represented (i) Other income and other expense related to our repairs & maintenance income started in FY2026; (ii) bank interest income and loan interest income; (iii) other miscellaneous income in FY2024 and (iv) interest expense for bank loan in FY2025.

(Provision for) Benefit from Income Taxes

In FY2024, FY2025 and FY2026, we generated substantially all of our taxable income in Hong Kong.

Under the two-tiered profits tax rates regime in Hong Kong, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Period-to-period Comparison of Results of Operations

FY2026 compared to FY2025

Revenue

Our overall revenue decreased by US$1 million or 29.9% from approximately US$3.3 million in FY2025 to approximately US$2.3 million in FY2026, which was attributable to the net effect of 1) increase in revenue from sale of robotics products in FY2026; 2) decrease in revenue from design and fit out services from approximately US$3.0 million in FY2025 to approximately US$1. 9 million in FY2026; and 3) decrease in revenue from design only services from approximately US$ 0.3 million in FY2025 to approximately US$ 0.02 million in FY2026, which was the combined effect of:

(i)	the decrease in number of projects undertaken from 48 in FY2025 to 44 in FY2026; and

(ii)	the decrease in revenue from design only services projects which with relatively high profit margin. The number of design only services decreased from 11 in FY2025 to 6 in FY2026.

Cost of Revenue

Our cost of revenue decreased by approximately US$0.5 million or 19.7% from approximately US$2.5 million in FY2025 to approximately US$2.0 million in FY2026, primarily due to the decrease in purchase of equipment, furniture and other materials on fit-out works in relation to non-residential projects and consultancy fee relation of design only projects and set off by the increase in subcontracting cost.

Gross Profit and Gross Profit Margin

	For the years ended March 31,
	2026	2025	2024
Interior design and fit out services	$141,075	$726,172	$1,561,381
Robotics and AI Solutions	108,922	—	—
Total Gross Profit	$249,997	$726,172	$1,561,381
	10.9%	22.2%	35.6%

Our overall gross profit decreased by approximately US$0.5 million or 65.6% from approximately US$0.7 million in FY2025 to approximately US$0.2 million in FY2026, which was primarily due to the decrease in gross profit derived from design only services from approximately US$0.1 million in FY2025 to approximately US$11,000 in FY2026, which was in line with the decrease in revenue from design only services.

Our overall gross profit margin decreased from approximately 22.2% in FY2025 to approximately 10.9% in FY2026, which was primarily due to the decrease in proportion of revenue and gross profit generated from the provision of design only services as such services generally contribute a relatively higher gross profit margin as compared with design and fit out services.

Selling and Marketing expenses

Selling and marketing expenses mainly represent the advertising expenses in relation to our business promotion.

Selling and Marketing expenses – share-based compensation

On May 2, 2025, the Company granted a total of 2,000,000 shares under 2025 Stock Incentive Plan to 9 unrelated individuals for the Company’s future marketing and business development. The shares granted were vested immediately upon issuance and not subject to any restrictions. For FY2026, the Company recorded share-based payment for selling and marketing service of US$7,820,000 in the consolidated statement of operations and comprehensive loss as selling and marketing expenses – share-based compensation.

Research and development expenses

Research and development costs for FY2026 was due to the establishment of new business – Robotics and AI Solutions Business, which primarily consist of employee-related expenses.

General and Administrative Expenses

Our general and administrative expenses remain stable from approximately US$2.3 million in FY2025 and approximately US$2.3 million in FY2026.

Other Income (expenses), net

Our other income (expenses), net increased from approximately (US$8,000) in FY2025 to approximately US$15,000 in FY2026 which was due to the net off effect of increase in interest income in FY2026.

(Provision for) Benefit from Income Taxes

Provision for income tax expense in FY 2026 was due to the under-provision in prior years.

Net (loss) Income

As a result of the above factors, our net loss increased from approximately US$1.5 million in FY2025 to approximately to US$10.3 million in FY2026.

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

Liquidity and Capital Resources

Net Current Assets

The table below sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2026	2025
	US$	US$
Current assets
Cash and cash equivalents	964,142	4,520,241
Accounts receivable, net	362,595	654,209
Accounts receivable, net – related parties	2,760	186,533
Contract assets, net	207,188	595,870
Contract assets, net – related parties	13,843	—
Contract cost	135,384	—
Loan receivable, net	—	127,181
Prepayments	326,280	476,022
Prepayments – a related party	12,755	—
Prepaid Income Tax	—	110,758
Deferred tax asset, net	185,365	174,915
Deposits and other current assets, net	116,315	85,272
Total current assets	2,326,627	6,931,001

Current liabilities
Accounts payable	481,126	345,614
Accounts payable – a related party	19,133	—
Bank Loan, current	106,962	103,692
Contract liabilities	39,360	4,499
Operating lease liabilities, current	114,177	95,130
Receipts in advance	23,482	—
Accrued liabilities and other payables	448,235	173,516
Total current liabilities	1,232,475	722,451

Net current assets	1,094,152	6,208,550

Our current assets mainly included cash and cash equivalents, accounts receivable, contract assets, contract cost, loan receivable, prepayments and deposits and other current assets. Our current liabilities mainly included accounts payable, contract liabilities, due to related parties, operating lease liabilities, bank loans and accrued liabilities and other payables.

Our net current assets decreased from approximately US$6.2 million as of March 31, 2025 to approximately US$1.1 million as of March 31, 2026, which was mainly due to the net effect of:

(i)	the decrease in cash and cash equivalents from approximately US$4.5 million as of March 31, 2025 to approximately US$1.0 million as of March 31, 2026;

(ii)	the decrease in contract assets from approximately US$0.6 million as of March 31, 2025 to approximately US$0.2 million as of March 31, 2026;

(iii)	the decrease in prepayments from approximately US$0.5 million as of March 31, 2025 to approximately US$0.3 million as of March 31, 2026;

(iv)	the decrease in accounts receivables, net from approximately US$0.8 million as of March 31, 2025 to approximately US$0.4 million as of March 31, 2026;

(v)	the increase in contract costs from $nil as of March 31, 2025 to US$0.1 million as of March 31, 2026;

(vi)	the decrease in loan receivable from approximately US$0.1 million as of March 31, 2025 to nil as of March 31, 2026;

(vii)	the decrease in prepaid income tax from US$0.1 million as of March 31, 2025 to US$nil as of March 31, 2026 ; and

(ix)	the increase in accrued liabilities and other payables from US$0.2 million as of March 31, 2025 to US$0.4 million as of March 31, 2026.

Cash Flows

Our source of funds for operations mainly comes from cash generated from operation. The primary uses of cash are mainly to finance its operations, working capital needs, and capital expenditure needs. Upon Offering, its source of funds will be satisfied using a combination of internal generated funds and net proceeds of the offering.

The table below sets forth a summary of our cash flows for the years indicated:

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Net cash (used in) provided by operating activities	$(858,394)	$(3,258,596)	$756,471
Net cash used in investing activities	(2,576,911)	(135,547)	(8,225)
Net cash (used in) provided by financing activities	(103,786)	7,588,111	(724,815)
Net (decrease) increase in cash and cash equivalents	$(3,539,091)	$4,193,968	$23,431

Cash (used in) provided by operating activities

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

In FY2026, our net cash used in operating activities was approximately US$0.9 million, mainly due to (i) increase in our net loss of approximately US$10.3 million and set off by increase in share-based compensation of approximately US$7.9 million and impairment loss on contract assets of approximately US$0.1 million, (ii) decrease in account receivable of approximately US$0.5 million, contract assets of approximately US$0.2 million and prepayments of approximately US$0.2 million.

Cash used in investing activities

Our cash used in investing activities is primarily for purchase of property and equipment and investment.

In FY2024 and FY2025, our net cash used in investing activities was approximately US$8,000 and US$136,000, respectively, which represented purchase of property and equipment of such amounts in the corresponding years and payment for short term loan to third party. In FY2026, our net cash used in investing activities was approximately US$2,577,000, the increase was mainly due to the capital contribution to investment during the year ended March 2026.

Cash used in financing activities

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

In FY2026, our net cash used in financing activities was approximately US$0.1 million, mainly due to the repayment of bank loan of approximately US$0.1 million.

Assets and Liabilities

The following table sets forth a summary of the assets and liabilities as of the dates indicated.

	As of March 31, 2026	As of March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$964,142	$4,520,241
Accounts receivable, net	362,595	654,209
Accounts receivable, net – related parties	2,760	186,533
Contract assets, net	207,188	595,870
Contract assets, net – related parties	13,843	—
Contract cost	135,384	—
Loan receivable, net	—	127,181
Prepayments	326,280	476,022
Prepayments – a related party	12,755	—
Prepaid Income Tax	—	110,758
Deferred tax assets, net	185,365	174,915
Deposits and other current assets, net	116,315	85,272
Total current assets	$2,326,627	$6,931,001

Non-current assets:
Property and equipment, net	233,091	10,541
Operating lease right-of-use assets, net	116,521	178,865
Investment	2,500,000	—
Prepayments	198,590	455,148
Total non-current assets	$3,048,202	$644,554

TOTAL ASSETS	$5,374,829	$7,575,555

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$481,126	$345,614
Accounts payable – a related party	19,133	—
Bank Loan, current	106,962	103,692
Contract liabilities	39,360	4,499
Operating lease liabilities, current	114,177	95,130
Receipts in advance	23,482	—
Accrued liabilities and other payables	448,235	173,516
Total current liabilities	$1,232,475	$722,451

Non-current liabilities:
Bank loan, non-current	847,919	962,671
Operating lease liabilities, non-current	10,158	90,965
Total non-current liabilities	$858,077	$1,053,636

TOTAL LIABILITIES	$2,090,552	$1,776,087

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares of no par value, 25,200,000 shares authorized, 2,011,277 shares and 1,601,250 shares issued and outstanding as of March 31, 2026 and 2025 respectively*	$4,000	$4,000
Class B ordinary shares of no par value, 2,800,000 shares authorized, 490,000 shares and 700,000 shares issued and outstanding as of March 31, 2026 and 2025 respectively*	—	—
Additional paid-in capital	13,879,532	6,059,532
Accumulated losses	(10,583,815)	(269,143)
Accumulated other comprehensive (loss) income	(14,904)	5,079
Total Mint Incorporation Limited shareholders’ Equity	$3,284,813	$5,799,468
Non-controlling interests	(536)	—
Total Equity	$3,284,277	$5,799,468

TOTAL LIABILITIES AND EQUITY	$5,374,829	$7,575,555

*	Shares presented on a retrospective basis to reflect the Reverse Stock Split.

Accounts receivable, net

The following table sets forth the breakdown of accounts receivable as of the dates indicated:

	As of March 31,
	2026	2025
Accounts receivable	$383,771	$878,944
Less: allowance for expected credit loss	(18,416)	(38,202)
	$365,355	$840,742

Accounts receivable primarily consisted of accounts receivable arising from provision of design and fit out services and design only services to customers and sale of robotic products. Our net accounts receivable decreased from approximately US$0.8 million as of March 31, 2025 to approximately US$0.4 million as at March 31, 2026, which was in line with the decrease in revenue for the year.

Loan receivable

On January 20, April 16 and August 11, 2025, the Company entered into short-term loan agreements with, AIMO (HK) Limited, an unrelated company (became a related company on October 30, 2025) to lend HK$1,000,000 (US$128,320), HK$2,500,000 (US$320,357) and HK$500,000 (US$64,071) with due date on January 19, April 15 and August 10, 2026 respectively. The loans carry an interest rate of 8% per annum to be paid yearly. The short-term loans were secured by personal guarantee provided by the borrower’s director.

On April 3 and May 23, 2025, the Company entered into short-term loan agreements with EPED Limited, a related company to lend HK$2,500,000 (US$320,357) and HK$2,000,000 (US$256,286) with due date on March 31, 2026. The loans carry an interest rate of 8% per annum to be paid yearly. The short-term loans were secured by personal guarantee provided by the borrower’s director.

On April 2, 2025, the Company entered into short-term loan agreement with Space Plus Limited, a related company to lend HK$2,500,000 (US$320,357) with due date on March 31, 2026. The loan carries an interest rate of 8% per annum to be paid yearly. The short-term loan was secured by personal guarantee provided by the borrower’s director.

All the above loans were fully repaid by March 31, 2026.

Prepayments

Prepayments mainly represented prepayment made for marketing expenses, leasehold improvement and other operating expenses. Our prepayments decreased from approximately US$931,000 as of March 31, 2025 to approximately US$538,000 as of March 31, 2026, which was mainly attributable to the decrease in prepayment amortized as marketing expenses during the year ended March 31, 2026 and prepayment for leasehold improvements for the new office has already been capitalized under the property and equipment during the year ended March 31, 2026.

Deposits and Other Current Assets

Deposits and other current assets mainly represented rental deposits for our offices, and renovation deposits which were required by certain landlords of our clients’ properties. Our deposits and other current assets increased from approximately US$85,000 as of March 31, 2025 to approximately US$116,000 as of March 31, 2026, which was mainly attributable to the increase in deposit paid for new office of Robotics and AI Solutions Business.

Property and Equipment, net

As of March 31, 2025 and 2026, our property and equipment mainly represented leasehold improvements, information technology equipment and furniture and fixtures. The net book value of property and equipment increased from approximately US$11,000 as at March 31, 2025 to approximately US$233,000 as of March 31, 2026, which was mainly attributable to purchase of IT equipment for the expansion of Robotics and AI Solutions Business and leasehold improvement for new office capitalized during the year ended March 31,2026.

Operating lease right-of-use assets, net

Operating lease right-of-use assets, net primarily represented the right-of-use assets in relation to the lease of our Hong Kong office entered into in February 2025 and January 2026 with a two-year term.

Investment

On December 11, 2025, the Company acquired 1,959 Series A2 preferred shares of YAS for an aggregate subscription price of US$2,500,000. As of March 31, 2026, the Company holds approximately 6.02% equity interest in YAS.

Accounts Payable

Accounts payable primarily consisted of subcontracting fees payable to subcontractors for their services such as electrical, plumbing and painting and cost of purchase of equipment, furniture and other materials. Our accounts payable increased from US$346,000 as of March 31, 2025 to approximately US$500,000 as at March 31, 2026 which was due to increase of ongoing projects as of March 31, 2026.

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

Accrued Liabilities and Other Payables

Accrued liabilities and other payables mainly represented accrued salaries and operating expenses and other payables. Our accrued liabilities and other payables increased from US$0.2 million as of March 31, 2025 to approximately US$0.4 million as of March 31, 2026 was due to increase in payable relating to legal expenses as of March 31, 2026.

Commitments and Contingencies

Lease commitments

As of March 31, 2026, the maturity analysis of operating lease liabilities is as follows:

Financial years ending March 31,
2027	$116,012
2028	10,204
Total undiscounted cash flows	126,216
Less: imputed interest	(1,881)
Present value of lease liabilities	124,335
Less: Non-current portion of lease liabilities	(10,158)
Current portion of lease liabilities	$114,177

Contingencies

There was no pending or threatened claims and litigation as of March 31, 2026 and through the issuance date of the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive officers	Age	Position
Mr. Cheong Shing Ku	44	Director
Mr. Hoi Lung Chan	44	Chairman of the Board, Director and Chief Executive Officer
Ms. Sze Ki Cheng	48	Chief Financial Officer
Mr. Ka Wai (Taniel) Wong	43	Independent Director
Mr. Chun Pong Raymond Siu	46	Independent Director
Mr. Xunze (Tyler) Xiu	40	Independent Director

Hoi Lung Chan, Chairman of the Board, Director and Chief Executive Officer

Hoi Lung Chan serves as chairman of the Board since January 26, 2026, a director and chief executive officer of our Company. Mr. Chan is also a co-founder of Matter Interiors Limited, our Operating Subsidiary. Mr. Chan has over 15 years of professional experience in architecture and interior design. From February 2005 to June 2006, Mr. Chan worked as architectural designer at Alsop Architects Ltd in Shanghai and Beijing. From May 2009 to May 2014, Mr. Chan worked as architect at Kohn Pedersen Fox Associates PC (KPF) in both New York and Hong Kong offices. In May 2014, Mr. Chan founded Matter Design Limited in Hong Kong and currently serves as Design Director. In November 2018, Mr. Chan established Matter Interiors Limited. Mr. Chan served as Adjunct Assistant Professor in Department of Architecture at Chuhai College of Higher Education from September 2014 to June 2021.

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

Cheong Shing Ku, Director

Cheong Shing Ku serves as a director of our Company. Mr. Ku served as chairman of the Board until January 26, 2026, when he resigned from the role of chairman and continued to serve as a director. Mr. Ku is also a co-founder and director of Matter Interiors Limited, our Operating Subsidiary. He has more than 15 years of experience in the interior design and fit out services industry. From 2007 to 2009, Mr. Ku worked as assistant interior designer in Lincoln Lue Associates Architects, San Francisco, and thereafter returned Hong Kong. He worked at Once Space Ltd. as design assistant from December 2009 to November 2011 and then at DWP as interior designer from November 2011 to August 2013. Mr. Ku then joined Starbucks Coffee Asia Pacific Limited as senior project designer from September 2013 to March 2014. From April 2014 to April 2016, he worked at the Hong Kong Jockey Club as property development support manager. From September 2011 to March 2016, Mr. Ku was employed as Part Time Lecturer at Hong Kong College of Technology for High Diploma in Interior Design. From April 2016 to November 2018, Mr. Ku served as project director at Retro Design Limited. Mr. Ku then established Matter Interiors Limited in November 2018 and is currently a director.

Mr. Cheong Shing KU obtained a bachelor’s degree of science in interior design from San Francisco State University in May 2008. Mr. Ku was awarded a certificate of completion for architecture design practice with BIM in 2012.

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

Xunze (Tyler) Xiu, Independent Director

Mr. Xunze (Tyler) Xiu is an independent director and the chairman of the compensation committee and a member of the audit committee and nominating committee of our Company. Mr. Xiu serves as Of Counsel at Morrison & Foerster in Hong Kong, where he advises multinational technology, life sciences, and regulated companies on cross-border transactions, technology governance, data privacy and cybersecurity, telecommunications regulation, and intellectual property strategy. Mr. Xiu has more than 10 years of experience advising senior management and boards on regulatory risk, complex technology arrangements, and IP-intensive mergers and strategic transactions across the United States, Greater China, and Southeast Asia. In 2024, Mr. Xiu completed a seven-month secondment with Amazon Web Services (AWS), advising AWS ASEAN business units on enterprise IT consultancy services, cloud procurement and engagements with regulated customers, and supporting internal audit and process-improvement initiatives. Prior to joining Morrison & Foerster, Mr. Xiu practiced at Freshfields Bruckhaus Deringer in Hong Kong and Allen & Overy in Shanghai, where he advised multinational corporations and state-owned enterprises on cross-border M&A transactions, cybersecurity and data privacy compliance, and high-stakes intellectual property disputes, particularly in the pharmaceutical, healthcare, and technology sectors. Mr. Xiu has been recognized by Asian Legal Business as a “Rising Star” and by Legal 500 Asia Pacific as a recommended lawyer in technology, intellectual property, and life sciences. He holds a Master of Sciences from Georgetown University School of Medicine, an LL.M. from Cornell Law School, and an LL.B. from Soochow University, with additional academic experience at Nanyang Technological University. He is admitted to practice law in New York and Hong Kong, and is fluent in English and Mandarin.

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

6.B. Compensation

Employment Agreements

Mint Incorporation Limited has entered into separate standard employment agreements (the “Director and Officer Employment Agreement”) with its directors and senior executive officers, namely, Mr. Hoi Lung CHAN (the Director and Chief Executive Officer), Mr. Cheong Shing KU (Director) and Ms. Sze Ki CHENG (Chief Financial Officer).

The initial term of the Director and Officer Employment Agreements is for a term of three year unless terminated earlier. Upon expiration of the initial three-year term, the Director and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Director and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the agreements.

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

Agreements with independent directors

We have entered into director offer letters with each of our independent director which agreements set forth the terms and provisions of their engagement. Each of our independent directors receives an annual compensation of HK$120,000.

Compensation of Directors and Executive Officers

For FY2026, we paid an aggregate of HK$4,198,027 (US$537,948) as compensation to our directors and executive officers as well as an aggregate of HK$18,000 (US$2,307) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

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

Mr. Hoi Lung Chan, Mr. Cheong Shing Ku, and Ms. Sze Ki Cheng will continue to receive cash compensation, in the form of salary, bonus, and pension from our operating subsidiaries.

As the appointments of our independent directors became effective upon the effectiveness of the registration statement of which this annual report forms a part, for FY2024, FY2025 and FY2026, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

In connection with the Company’s initial public offering consummated on January 10, 2025, the Company’s operating subsidiary, Matter International Limited (f/k/a Matter Interiors Limited), paid IPO bonuses of approximately USD 487,615 to EPED Limited, USD 487,618 to Space Plus Limited, and USD 92,390 to Ms. Sze Ki Cheng. In addition, the subsidiary paid consultancy fees of approximately USD 135,730 to EPED Limited and USD 100,089 to Space Plus Limited. Mr. Hoi Lung Chan, a director and officer of the Company, is the sole shareholder of EPED Limited, and Mr. Cheong Shing Ku, also a director and officer of the Company, is the sole shareholder of Space Plus Limited. Although these payments were made by the operating subsidiary, they may be considered indirect compensation to Company executives through entities they control. The Compensation Committee reviewed and approved these payments as part of its oversight responsibilities and determined that they were consistent with the Company’s compensation practices and aligned with shareholder interests.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024, 2025 and 2026, we had no outstanding equity awards.

Clawback Policy adopted by the Board

On July 4, 2024, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1 to this annual report.

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

Terms of Directors

Pursuant to our Articles of Association, as amended, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors consists of 5 directors, three of whom are independent as such term is defined by the Nasdaq Capital Market.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees. Copies of our committee charters are posted on our corporate investor relations website.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Ka Wai (Taniel) Wong, Mr. Xunze (Tyler) Xiu and Mr. Chun Pong Raymond Siu. Mr. Ka Wai (Taniel) Wong is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Xunze (Tyler) Xiu, Mr. Chun Pong Raymond Siu and Mr. Ka Wai (Taniel) Wong. Mr. Xunze (Tyler) Xiu is the chair of our compensation committee. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Mr. Chun Pong Raymond Siu, Mr. Xunze (Tyler) Xiu and Mr. Ka Wai (Taniel) Wong. Mr. Chun Pong Raymond Siu is the chair of our nominating committee. We have determined that Mr. Chun Pong Raymond Siu, Mr. Xunze (Tyler) Xiu and Mr. Ka Wai (Taniel) Wong satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things

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

Foreign Private Issuer Exemption

We are a “foreign private issuer”, as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we are permitted to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We are also permitted to take advantage of the following exemptions afforded to foreign private issuers:

•	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD; and

•	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on its home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided that it nevertheless complies with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640) and maintains an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We rely on Nasdaq Rule 5615(a)(3) and follow our home country corporate governance practices in lieu of certain of the foregoing Nasdaq requirements, other than those with which foreign private issuers are required to comply, and we have provided Nasdaq with a written statement from our British Virgin Islands counsel certifying that our corporate governance practices are not prohibited by the laws of the British Virgin Islands. Each Nasdaq requirement that we do not follow and the home country practice we follow in lieu thereof is described under “Item 16G. Corporate Governance.” Because we rely on these home country practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

Beginning March 18, 2026, members of our board of directors, executive board members and senior management are subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are also subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

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

6.D. Employees

Employees

The following table sets forth a breakdown of our employees categorized by function as of the date of this annual report:

As of March 31, 2024, 2025 and 2026, we had 16, 15 and 36 full-time employees serving various functions, respectively, and all our employees are based in Hong Kong and Singapore.

The table below provides a breakdown of our employee number by function as of the specified dates:

	Number of Employees
	As of March 31
Function	2026	2025	2024
Management	2	2	2
Design	6	4	5
Project management	10	5	4
Finance, administration, and human resources	5	5	4
Business development & sales	4	—	—
Engineering	7	—	—
Marketing	2	—	—
Total	36	16	15

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

As of the date of this annual report, we are authorized to issue a maximum of 28,000,000 shares of no par value (the “Ordinary Shares”), divided into (i) 25,200,000 Class A Ordinary Shares and (ii) 2,800,000 Class B Ordinary Shares. The table below has been updated on a post-Reverse Stock Split basis to reflect (i) the 1-for-10 Reverse Stock Split effective May 6, 2026, (ii) the conversion by AL Holding Group Limited of 2,100,000 Class B Ordinary Shares into Class A Ordinary Shares on December 11, 2025, (iii) the issuance of 211,879 Class B Ordinary Shares to Deep Vision Enterprise Limited on May 26, 2026 and (iv) the resignation of Ms. Lo Chanii Kam and appointment of Mr. Xunze (Tyler) Xiu. As of the date of this annual report, we had 12,690,742 Class A Ordinary Shares and 701,879 Class B Ordinary Shares issued and outstanding.

	Class A Ordinary Shares(1)		Class B Ordinary Shares(1)		Aggregate Voting Power(1)
Name of Beneficial Owner	Number	%	Number	%	%
Directors and Named Executive Officers(2):
Hoi Lung Chan(3)	180,460	1.42%	474,379	67.59%	36.17%
Cheong Shing Ku(4)	156,380	1.23%	227,500	32.41%	17.61%
Sze Ki Cheng	-	-	-	-	-
Ka Wai (Taniel) Wong	-	-	-	-	-
Chun Pong Raymond Siu	-	-	-	-	-
Xunze (Tyler) Xiu	-	-	-	-	-
Directors and executive officers as a group	336,840	2.65%	701,879	100.0%	53.78%
5% or Greater Shareholders:
Deep Vision Enterprise Limited(3)	180,460	1.42%	474,379	67.59%	36.17%
I Sparks Enterprise Limited(4)	156,380	1.23%	227,500	32.41%	17.61%
Dai Chun Yin	1,263,322	9.95%	-	-%	4.73%
Liu Tao	1,249,400	9.84%	-	-%	4.67%
Law Ka Kin	1,262,795	9.95%	-	-%	4.72%
Lau Chun Kit	1,262,795	9.95%	-	-%	4.72%

(1)	Percentage total voting power represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by the BVI Act or the Amended and Restated Memorandum and Articles of Association. The Class B Ordinary Share is convertible at any time by the holder into shares of Class A Ordinary Share on a share-for-share basis.

(2)	Except as indicated otherwise below, the business address of our directors and executive officers is 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong.

(3)	Deep Vision Enterprise Limited is a BVI business company with limited liability incorporated under the laws of the BVI, which is wholly owned by Mr. Hoi Lung CHAN. Mr. Chan holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by Deep Vision Enterprise Limited. The registered address of Deep Vision Enterprise Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	I Sparks Enterprise Limited is a BVI business company with limited liability incorporated under the laws of the BVI, which is wholly owned by Mr. Cheong Shing KU. Mr. Ku holds the voting and dispositive power over the Class A Ordinary Shares and Class B Ordinary Shares held by I Sparks Enterprise Limited. The registered address of I Sparks Enterprise Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership” for a description of Mint’s major shareholders.

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices -Terms of Directors and Officers.”

Employment Agreements See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation -Employment Agreements.”

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

Ms. Sze Ki CHENG (“Ms. Cheng”)	Ms. Cheng is the chief financial officer of the Company.

EPED Limited	EPED Limited is controlled by Mr. Hoi Lung CHAN.

Space Plus Limited	Space Plus Limited is controlled by Mr. Cheong Shing KU

Amount Due to Related Parties

Accounts receivable — related parties, net consisted of the following:

	As of March 31,
	2026	2025
Matter Design Limited [1]	$—	$188,563
EPED Limited [2]	1,161	—
AIMO (HK) Limited [4]	1,628	—
Less: allowance for expected credit loss	(29)	(2,030)
	$2,760	$186,533

Contract assets — related parties, net consisted of the following:

	As of March 31,
	2026	2025
EPED Limited [2]	$7,294	$—
EPED Development Limited [3]	6,683	—
Less: allowance for expected credit loss	(134)	—
	$13,843	$—

Prepayment — a related party, net consisted of the following:

	As of March 31,
	2026	2025
AIMO (HK) Limited [4]	$12,755	$—

Accounts payable — a related party, net consisted of the following:

	As of March 31,
	2026	2025
AIMO (HK) Limited [4]	$19,133	$—

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

In addition to the transactions and balances detailed elsewhere in these financial statements, the Company had the following transactions with related parties:

	For the years ended March 31,
	2026	2025	2024
Revenue from Matter Design Limited [1]	$—	$216,347	$301,208
Revenue from EPED Limited [2]	42,990	—	—
Revenue from EPED Development Limited [3]	6,714	—	—
Revenue from AIMO (HK) Limited [4]	3,002	—	—
Cost of revenue paid to AIMO (HK) Limited [4]	275,507	—	—
Cost of revenue paid to Space Plus Limited [5]	27,050	—	—
Interest income from EPED Limited [2]	11,547	6,103	—
Interest income from AIMO (HK) Limited [4]	3,286	—	—
Interest income from Space Plus Limited [5]	8,257	6,210	—
Consultancy fee paid to EPED Limited [2]	218,540	135,730	—
Consultancy fee paid to Space Plus Limited [5]	184,526	100,089	—
Research and Development cost paid to AIMO (HK) Limited[4]	20,503	—	—
Purchase of Property and equipment from AIMO (HK) Limited[4]	69,838	—	—
Short-term loan to EPED Limited [2]	576,643	410,625	—
Short-term loan to Space Plus Limited [5]	320,357	410,625	—
Repayment of short-term loan from EPED Limited [2]	576,643	410,625	—
Repayment of short-term loan from Space Plus Limited [5]	320,357	410,625	—
Repayment of short-term loan from AIMO (HK) Limited [4]	256,287	—	—

[1]	Matter Design Limited is controlled by Mr. Hoi Lung CHAN, the beneficial owner, chief executive officer and director of the Company.

[2]	EPED Limited is controlled by Mr. Hoi Lung CHAN.

[3]	EPED Development Limited is controlled by Mr. Hoi Lung CHAN’s spouse.

[4]	AIMO (HK) Limited is an entity which formed joint venture, Axonex Robotics Limited on October 30,2025 with Axonex Intelligence Limited, the Company’s subsidiary.

[5]	Space Plus Limited is controlled by Mr. Cheong Shing KU, the beneficial owner and director of the Company.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Operations - We may be subject to disputes, legal proceedings, and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Operations - There is no guarantee that safety measures and procedures implemented by our Operating Subsidiaries at works sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims and legal proceedings against us, arising from work injuries or accidents, and/or property damage”.

Dividend Policy

Our BVI holding company, Mint Incorporation Limited, has not declared or made any dividend or other distribution on our Class A or Class B Ordinary Shares, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. For FY2026, FY2025, and FY2024, none of our Operating Subsidiaries have declared or made any dividend or contribution to its shareholders.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do currently have no plan to declare or pay any dividends in the near future on our shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

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

Subject to the BVI Act and our Second Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolution of directors, declare and authorize a distribution (which includes a dividend) to our shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) the company will be able to pay its debts as they fall due in ordinary course of business; and (b) the value of our assets exceeds its liabilities.

Our holding company relies on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary.

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

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our Second Amended And Restated Memorandum and Articles Of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

10.C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange Controls

The British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

The following sets forth the material BVI, Hong Kong and U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Material United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

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

The discussion below under “Dividends” and “Sale or Other Disposition of Class A Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be treated as a capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Based on our current and anticipated operations and the composition of our assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2026. Depending on the amount of cash we raised in our initial public offering and any subsequent offerings, together with any other assets held for the production of passive income, it is possible that, for our taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code (“IRC”), for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raised in our initial public offering and any subsequent offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raised in our initial public offering and any subsequent offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering and any subsequent offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raised in our initial public offering and any subsequent offerings) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Dividends” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the Class A Ordinary Shares are regularly traded on the NASDAQ Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the IRC Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under IRC Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each holder (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

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

Under Hong Kong tax law, our Operating Subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax expense amounted to HK$1,008,831 (approximately US$128,932) for FY2024, HK$nil for FY2025, and HK$38,443 (approximately US$4,926) for FY2026.

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

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiaries in Hong Kong and Singapore. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. As confirmed by the Company’s PRC Counsel, China Commercial Law Firm, neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business or operations.

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

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and reliance on significant customers and suppliers. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2026, 2025, and 2024 the Company held $964,142, $4,520,214 and $317,322, respectively, with such institutions. While the Hong Kong Deposit Protection Scheme insures each depositor at a single bank for a maximum amount of US$102,564 (HK$800,000), the remainder of the balances are not insured. The Company believes these financial institutions have high credit quality, and no losses have been incurred related to such deposits.

For the years ended March 31, 2026, 2025 and 2024, the Company’s revenue was concentrated among a few significant customers. In 2026, the top customers included Customer A(16.8%), Customer B (13.2%), Customer C (10.7%), Customer D (9.9%), and Customer E (9.8%). In 2025, the top customers included Customer G(32.9%), Customer H (9.8%), Customer F (7.9%), Customer I (6.6%), and Customer J (5.9%). In 2024, Customer G accounted for 16.2% of revenue, followed by Customers I (6.9%), K (13.3%), L (10.8%), and M (10.2%).

Similarly, accounts receivable were concentrated with a limited number of customers. As of March 31, 2026, Customer A represented 34.5% of total accounts receivable, followed by Customer C (32.8%), Customer B (27.6%), Customer N (2.1%), and Customer O (0.8%). As of March 31, 2025, Customer I represented 22.2% of total accounts receivable, followed by Customer P (18.2%), Customer O (15.4%), Customer Q (13.6%), and Customer F (12.9%).

The Company also relied on a limited number of suppliers. For the year ended March 31, 2026, purchases were concentrated with Supplier I (16.8%), Supplier II (7.5%), Supplier III (5.9%), Supplier IV (5.9%), and Supplier V (3.6%). For the year ended March 31, 2025, purchases were concentrated with Supplier VI (18.2%), Supplier III (7.9%), Supplier II (5.4%), Supplier VII (5.2%), and Supplier VIII (4.6%). In 2024, Supplier II accounted for 10.0% of total purchases, followed by Supplier V (8.1%), Supplier IX (6.2%), Supplier X (5.4%) and Supplier XI (5.2%).

As of March 31, 2026, accounts payable were concentrated with Supplier II (25.8%), Supplier XII (8.5%), Supplier XIII (8.3%), Supplier XIV (7.7%), and Supplier IV (7.3%). As of March 31, 2025, accounts payable were concentrated with Supplier II (15.6%), Supplier III (14.4%), Supplier XV (9.9%), Supplier XVI (7.5%), and Supplier XVII (6.7%).

For the credit risk related to accounts receivable, the Company has adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The Company performs periodic credit evaluations of its customers’ financial condition and does not generally require collateral. To estimate credit losses, the Company uses the aging methodology and considers historical loss rates, which are adjusted for current and forward-looking economic conditions without incurring undue cost or effort. The Company has established internal credit ratings for customers, based on aging, historical default rates, repayment history, and past-due status. Credit-impaired balances are assessed individually. The maximum potential loss of accounts receivable for the year ended March 31, 2026 and 2025 are $365,355 and $840,742, respectively. The maximum potential loss of contract assets for the year ended March 31, 2026 and 2025 are $221,031 and $595,870, respectively.

The credit risk on bank balances is limited, as counterparties are reputable financial institutions with high credit ratings from international agencies. The Company maintains its bank accounts in Hong Kong. Under the Deposit Protection Scheme introduced by the Hong Kong Government, cash balances are insured for up to US$102,564 (HK$800,000) per depositor per institution. Bank balances exceeding this limit are not otherwise insured by the Federal Deposit Insurance Corporation or similar programs.

The Company evaluates deposits and other receivables for impairment based on internal credit ratings and the aging of outstanding balances. Management believes that these receivables have not experienced a significant increase in credit risk since initial recognition. As such, the loss allowance recognized for deposits and other receivables as of March 31, 2026 and 2025was $1,180 and $302, respectively.

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

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s net income for the year ended March 31, 2026 and 2025 would have decreased or increased by approximately $9,549 and $10,664 respectively.

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

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-281922), as amended, which was declared effective by the SEC on December 20, 2024, for our initial public offering, which completed on January 10, 2025. In the initial public offering, the Company issued a total of 2,012,500 Class A Ordinary Shares, including 262,500 Class A Ordinary Shares issued pursuant to the full exercise of the over-allotment option, at an offering price of US$4.00 per Class A Ordinary Share to Benjamin Securities, Inc., as the representative of the underwriters.

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

None of these net proceeds from our initial public offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

We have earmarked and have been using the proceeds of the initial public offering. As of March 31, 2026, we used $5.2 million of the net proceeds received from our initial public offering for investment, increasing operating scale, and upgrading IT services. . We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1 (File No. 333-281922).

Private Placements

July 2026 Private Placement

On July 2, 2026, the Company entered into securities subscription agreements (the “July 2026 PIPE SPA”) with certain new investors and existing shareholders of the Company (each an “July 2026 PIPE Investor,” and collectively, the “July 2026 PIPE Investors”), pursuant to which the Company agreed to issue and sell to the July 2026 PIPE Investors an aggregate of 4,310,350 Class A ordinary shares (the “July 2026 PIPE Shares”), with no par value each, of the Company (the “Class A Ordinary Shares”) at a purchase price of US$0.464 per share, representing 20% of the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 1, 2026, for an aggregate purchase price of US$2,000,000 (the “July 2026 PIPE”). Accordingly, the Company issued 4,310,350 Class A Ordinary Shares to the July 2026 PIPE Investor on July 8, 2026. The Company received a total of $2,000,000 in gross proceeds. The Company intends to use the proceeds from the July 2026 PIPE for working capital and general corporate purposes.

August 2026 Private Placement

On July 30, 2026, the Company entered into securities subscription agreements (the “August 2026 PIPE SPA”) with certain existing shareholders of the Company (each an “August 2026 PIPE Investor,” and collectively, the “August 2026 PIPE Investors”), pursuant to which the Company agreed to issue and sell to the August 2026 PIPE Investors an aggregate of 6,329,115 Class A Ordinary Shares (the “August 2026 PIPE Shares”), at a purchase price of US$0.316 per share, representing 20% of the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 29, 2026, for an aggregate purchase price of US$2,000,000 (the “August 2026 PIPE”). Accordingly, the Company issued 6,329,115 Class A Ordinary Shares to the Investor on August 11, 2026. The Company received a total of $2,000,000 in gross proceeds. The Company intends to use the proceeds from the August 2026 PIPE for working capital and general corporate purposes.

Item 15. Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

(a) Disclosure Controls and Procedures

Internal Control over Financial Reporting

Based on that evaluation, our management concluded that, as of March 31, 2026, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Ka Wai (Taniel) Wong, Mr. Xunze (Tyler) Xiu and Mr. Chun Pong Raymond Siu, and the Board has determined that Mr. Ka Wai (Taniel) Wong qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Wong, Mr. Xiu, and Mr. Siu each satisfies the “independence” requirements of Rule 5605 of the Nasdaq corporate governance rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	Year Ended March 31,
Services	2026	2025	2024
	US$	US$	US$
Audit Fees(1) - WWC, P.C.	225,000	180,500	288,000
Total	225,000	180,500	288,000

Note:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d). Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We have provided Nasdaq with a written statement from our BVI counsel certifying that our corporate governance practices are not prohibited by the laws of the British Virgin Islands. In reliance thereon, we follow the British Virgin Islands home country practice in lieu of the requirements of the Rule 5600 Series, Rule 5250(b)(3), and Rule 5250(d), other than those requirements from which foreign private issuers are not exempt. Accordingly, we comply with Rule 5625, relating to notification of material noncompliance, and we maintain an audit committee that satisfies Rules 5605(c)(3) and 5605(c)(2)(A)(ii) and Rule 10A-3 under the Exchange Act. In addition, although not required to do so, we currently comply with Rule 5605(b)(1), which requires that a majority of our board of directors be independent.

The Nasdaq requirements in lieu of which we follow home country practice include, without limitation:

(i)	Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present;

(ii)	Rule 5620(a), which requires an annual meeting of shareholders within one year after the end of each fiscal year;

(iii)	Rules 5620(b) and 5620(c), relating to proxy solicitation and quorum requirements for shareholder meetings;

(iv)	Rule 5630(a), relating to review and oversight of related party transactions by an independent body of the board of directors;

(v)	Rules 5635(a), (b), (c) and (d), relating to shareholder approval requirements for certain acquisitions, issuances resulting in a change of control, equity compensation arrangements, and certain issuances of 20% or more of our outstanding ordinary shares or voting power at a price less than the Minimum Price as defined under Nasdaq rules;

(vi)	Rule 5640, relating to the voting rights of existing shareholders, in connection with the maintenance of our dual-class share structure and the issuance of additional Class B Ordinary Shares, each carrying twenty votes per share;

(vii)	Rule 5250(b)(3), relating to disclosure of third party compensation of directors and director nominees; and

(viii)	Rule 5250(d), relating to the distribution of annual and interim reports to shareholders. We make our annual reports on Form 20-F and other reports furnished to the SEC available on our website and through the SEC’s website.

Because we follow home country practices in reliance on these exemptions, our shareholders are afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to our Class A Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Item 6. Directors, Senior Management and Employees — 6.C. Board Practices — Foreign Private Issuer Exemption.”

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

Item 16K. Cybersecurity

Risk Management and Strategy

We rely on information technology systems to process transactions, summarize results and manage our business, and our Operating Subsidiaries collect and store certain customer data, including personal information, on servers located in Hong Kong. We have implemented processes designed to assess, identify and manage material risks from cybersecurity threats as part of our overall risk management, commensurate with the size and complexity of our operations. These include access controls, maintenance of primary and back-up systems, data back-up procedures, anti-virus and firewall protections and periodic security enhancements, including measures to comply with the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). We do not currently engage external assessors, consultants or auditors in connection with cybersecurity risk management, and we assess risks arising from third-party service providers, including our information technology vendors, as part of our vendor management practices.

As of the date of this annual report, we are not aware of any cybersecurity threats or incidents, including from any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Group, including our business strategy, results of operations or financial condition. We cannot, however, eliminate all risks from cybersecurity threats or guarantee that undetected incidents have not occurred. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Business and Operations — Any disruption to our IT systems and infrastructure could adversely affect our business.” and “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Business and Operations — Cybersecurity risks have increased materially as a result of the Group’s expansion into AI, IoT-enabled smart facility management, and connected robotics systems”.

Governance

Our board of directors has overall oversight of risks from cybersecurity threats. Management, led by our Chief Executive Officer with the support of our third-party information technology service providers, is responsible for the day-to-day assessment and management of such risks, including monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents and compliance with applicable data protection requirements, and reports to the Board on cybersecurity matters periodically and upon the occurrence of any significant incident.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-3 (File No. 333-296027), as amended, initially filed with the U.S. Securities and Exchange Commission on May 19, 2026)
2.1*	Description of Securities
4.1*	Employment Agreement by and between Cheong Shing KU and the Company, dated as of October 20, 2025
4.2*	Employment Agreement by and between Hoi Lung Chan and the Company, dated as of October 20, 2025
4.3*	Employment Agreement by and between Sze Ki Cheng and the Company, dated as of March 31, 2026
4.4*	Tenancy Agreement by and between Wing Kwok Enterprises Limited and Matter Interiors Limited, dated February 11, 2025
4.5*	Tenancy Agreement by and between Online Holdings Limited and Axonex Intelligence Limited, dated May 16, 2026
4.6	Form of the Director Offer Letter by and between the Registrant and Independent Director Nominee (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-281922), as amended, initially filed with the U.S. Securities and Exchange Commission on September 4, 2024)
4.7*	Tenancy Agreement by and between Online Holdings Limited and Rice Robotics (Hong Kong) Limited, dated June 22, 2026
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-281922), as amended, initially filed with the U.S. Securities and Exchange Commission on September 4, 2024
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-281922), as amended, initially filed with the U.S. Securities and Exchange Commission on September 4, 2024
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, PC
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-281922), as amended, initially filed with the U.S. Securities and Exchange Commission on September 4, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mint Incorporation Limited

By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Date: August 14, 2026

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of Mint Incorporation Limited and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mint Incorporation Limited and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

August 14, 2026

We have served as the Company’s auditor since 2023

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND 2025

(Stated in US Dollars except for share and per share data, or otherwise noted)

	March 31, 2026	March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$964,142	$4,520,241
Accounts receivable, net	362,595	654,209
Accounts receivable, net – related parties	2,760	186,533
Contract assets, net	207,188	595,870
Contract assets, net – related parties	13,843	—
Contract cost	135,384	—
Loan receivable, net	—	127,181
Prepayments	326,280	476,022
Prepayments – a related party	12,755	—
Prepaid income Tax	—	110,758
Deferred tax assets, net	185,365	174,915
Deposit and other current assets, net	116,315	85,272
Total current assets	$2,326,627	$6,931,001

Non-current assets:
Property and equipment, net	233,091	10,541
Operating lease right-of-use assets, net	116,521	178,865
Investment	2,500,000	—
Prepayments	198,590	455,148
Total non-current assets	$3,048,202	$644,554

TOTAL ASSETS	$5,374,829	$7,575,555

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$481,126	$345,614
Accounts payable – a related party	19,133	—
Bank Loan, current	106,962	103,692
Contract liabilities	39,360	4,499
Operating lease liabilities, current	114,177	95,130
Receipts in advance	23,482	—
Accrued liabilities and other payables	448,235	173,516
Total current liabilities	$1,232,475	$722,451

Non-current liabilities:
Bank loan, non-current	847,919	962,671
Operating lease liabilities, non-current	10,158	90,965
Total non-current liabilities	$858,077	$1,053,636

TOTAL LIABILITIES	$2,090,552	$1,776,087

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY
Class A ordinary shares of no par value, 25,200,000 shares authorized, 2,011,277 shares and 1,601,250 shares issued and outstanding as of March 31, 2026 and 2025 respectively*	$4,000	$4,000
Class B ordinary shares of no par value, 2,800,000 shares authorized, 490,000 shares and 700,000 shares issued and outstanding as of March 31, 2026 and 2025 respectively*	—	—
Additional paid-in capital	13,879,532	6,059,532
Accumulated losses	(10,583,815)	(269,143)
Accumulated other comprehensive (loss) income	(14,904)	5,079
Total Mint Incorporation Limited shareholders’ Equity	$3,284,813	$5,799,468
Non-controlling interests	(536)	—
TOTAL EQUITY	$3,284,277	$5,799,468

TOTAL LIABILITIES AND EQUITY	$5,374,829	$7,575,555

*	Shares presented on a retrospective basis to reflect the Reverse Stock Split (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars except for share and per share data, or otherwise noted)

	Year ended March 31,
	2026	2025	2024
Revenues – Services	$1,853,484	$3,050,043	$4,081,788
Revenues – Services – related parties	52,706	216,347	301,208
Revenue – Product sales	384,429	—	—
Cost of revenues – Services	(1,738,065)	(2,540,218)	(2,821,615)
Cost of revenues – Services – a related party	(27,050)	—	—
Cost of revenues – Product sales – a related party	(275,507)	—	—
Gross profit	249,997	726,172	1,561,381

Operating expenses
Selling and marketing expenses	(337,019)	(57,644)	(767)
Selling and marketing expenses - share-based compensation	(7,820,000)	—	—
Research and development expenses	(130,961)	—	—
General and administrative expenses	(2,287,042)	(2,296,037)	(669,825)
Total operating expenses	(10,575,022)	(2,353,681)	(670,592)

Operating (loss) income	$(10,325,025)	$(1,627,509)	$890,789

Other income (expenses), net
Other income	105,259	1,155	21,471
Other expenses	(107,998)	—	—
Interest income	23,787	12,571	110
Interest income – related parties	23,090	12,313	—
Interest expense	(29,391)	(34,266)	—
Total other income (expenses), net	14,747	(8,227)	21,581

(Loss) Income before income taxes	(10,310,278)	(1,635,736)	912,370
(Provision for) Benefit from income taxes	(4,926)	174,620	(128,932)
Net (loss) income	$(10,315,204)	$(1,461,116)	$783,438
Less: net loss attributable to non-controlling interests	(532)	—	—
Net (loss) income attributable to Mint Incorporation Limited	(10,314,672)	(1,461,116)	783,438

Net (loss) income	$(10,315,204)	$(1,461,116)	$783,438
Other comprehensive (loss) income
Foreign currency translation adjustment	(19,987)	4,616	1,180
Total comprehensive (loss) income	$(10,335,191)	$(1,456,500)	$784,618
Less: comprehensive (loss) income attributable to non-controlling interests	(536)	—	—
Total comprehensive (loss) income attributable to Mint Incorporation Limited	$(10,334,655)	$(1,456,500)	$784,618

(Loss) Earning per share – basic and diluted	$(4.15)	$(0.68)	$0.37
Basic and diluted weighted average shares outstanding*	2,484,291	2,142,456	2,100,000

*	Shares presented on a retrospective basis to reflect the Reverse Stock Split on May 6, 2026 and the share subdivision on August 19, 2024 (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars except for share and per share data, or otherwise noted)

	Ordinary Shares -Class A*	Ordinary Shares - Class B*	Ordinary Shares- Total*				(Accumulated	Accumulated other
	No. of Shares	No. of Shares	No. of Shares	Amount	Subscription receivable	Additional paid in capital	losses) Retained earnings	comprehensive (loss) income	Total Mint shareholders’equity	Noncontrolling interests	Total Equity
Balance as of March 31, 2023	1,400,000	700,000	2,100,000	$4,000	(4,000)	1,284	408,535	(717)	409,102	—	409,102
Net income	—	—	—	—	—	—	783,438	—	783,438	—	783,438
Subscription received	—	—	—	—	4,000	—	—	—	4,000	—	4,000
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,180	1,180	—	1,180
Balance as of March 31, 2024	1,400,000	700,000	2,100,000	$4,000	—	1,284	1,191,973	463	1,197,720	—	1,197,720

Net loss	—	—	—	—	—	—	(1,461,116)	—	(1,461,116)	—	(1,461,116)
Issuance of new shares	201,250	—	201,250	—	—	6,058,248	—	—	6,058,248	—	6,058,248
Foreign currency translation adjustment	—	—	—	—	—	—	—	4,616	4,616	—	4,616
Balance as of March 31, 2025	1,601,250	700,000	2,301,250	$4,000	—	6,059,532	(269,143)	5,079	5,799,468	—	5,799,468

Net loss	—	—	—	—	—	—	(10,314,672)	—	(10,314,672)	(532)	(10,315,204)
Issuance of new shares	200,000	—	200,000	—	—	7,820,000	—	—	7,820,000	—	7,820,000
Conversion of Ordinary Shares - Class B shares to Ordinary Shares -class A	210,000	(210,000)	—	—	—	—	—	—	—	—	—
Reverse stock split rounding adjustment	27	—	27	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(19,983)	(19,983)	(4)	(19,987)
Balance as of March 31, 2026	2,011,277	490,000	2,501,277	$4,000	—	13,879,532	(10,583,815)	(14,904)	3,284,813	(536)	3,284,277

*	Shares presented on a retrospective basis to reflect the Reverse Stock Split on May 6, 2026 and the share subdivision on August 19, 2024 (see Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

(Stated in US Dollars)

	Year ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(10,315,204)	$(1,461,116)	$783,438
Depreciation of property and equipment	147,976	5,369	4,679
Amortization of operating lease right-of-use assets	101,382	58,008	39,893
Provision for allowance for expected credit losses	1,980	35,354	6,333
Share-based compensation	7,928,000	—	—
Impairment losses	137,593	—	—
Changes in assets and liabilities:
Accounts receivable, net	463,580	142,273	(447,366)
Contract assets, net	239,486	(376,843)	(159,114)
Contract cost	(136,012)	—	—
Prepayments	221,615	(911,275)	(4,384)
Deposits and other current assets, net	(32,728)	(66,743)	1,461
Accounts payable	158,025	(19,856)	303,068
Contract liabilities	35,058	(16,040)	(8,582)
Accrued liabilities and other payables	169,433	(67,982)	173,103
Operating lease liabilities	(100,741)	(50,790)	(39,893)
Receipts in advance	23,591	—	—
Income tax payable	—	(243,765)	103,835
Prepaid income tax	110,418	(110,570)	—
Deferred tax assets, net	(11,846)	(174,620)	—
Net cash (used in) provided by operating activities	(858,394)	(3,258,596)	756,471

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(205,054)	(7,227)	(8,225)
Investment	(2,500,000)	—	—
Short term loan to third party	(384,430)	(128,320)	—
Short term loans to related parties	(897,000)	(821,250)	—
Repayment of short-term loans from third parties	256,286	—	—
Repayment of short-term loans from related parties	1,153,287	821,250	—
Net cash used in investing activities	(2,576,911)	(135,547)	(8,225)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares	—	6,048,042	—
Proceeds from bank loan	—	1,156,827	—
Repayment of bank loan	(103,786)	(92,261)	—
Capital injection by shareholders	—	—	4,000
Repayment to shareholders	—	(4,855)	(250,392)
Deferred initial public offering costs	—	480,358	(478,423)
	—	—	—
Net cash (used in) provided by financing activities	(103,786)	7,588,111	(724,815)

Net (decrease) increase in cash and cash equivalents	(3,539,091)	4,193,968	23,431
Effect of foreign currency translation on cash and cash equivalents	(17,008)	8,951	956
Cash and cash equivalents, beginning of year	4,520,241	317,322	292,935
Cash and cash equivalents, end of year	$964,142	$4,520,241	$317,322

Supplementary cash flow information:
Income taxes paid	$31,215	$354,335	$25,096
Income taxes refund	124,861	—	—
Interest paid	29,391	34,266	—
Interest received	23,787	11,036	110
Interest received – related parties	23,090	12,313	—

Supplemental non-cash information:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$40,127	$194,214	$82,066

The accompanying notes are an integral part of these consolidated financial statements.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Mint Incorporation Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on October 18, 2023 as an investment holding company. The Company is a holding company and does not conduct active business operations directly; its business is carried on through its subsidiaries.

The Company wholly owns CKL Holding Limited (“CKL”) an investment holding company that was incorporated in the BVI on October 27, 2023. The primary purpose of CKL is to hold Matter International Limited (formerly known as Matter Interiors Limited) (“MIL”).

Axonex AI Limited (“Axonex AI”) was incorporated on March 5, 2025, as a BVI business company with limited liability under the name Aspiration Group Limited. It was renamed Axonex AI Limited on June 24, 2026. It serves as an intermediate investment holding company within the Group’s structure and has no active operations of its own.

Aspiration X Limited was incorporated on October 3, 2025, as a BVI business company with limited liability. It serves as an intermediate investment holding company and is the vehicle through which the Group pursues its robotics and physical AI partnerships.

MIL was incorporated and domiciled in Hong Kong SAR (“HKSAR”) on November 16, 2018, as a limited company under the laws of Hong Kong. It is the Group’s principal interior design and fit-out operating subsidiary and is held indirectly through CKL. On September 15, 2025, Matter Interiors Limited changed its name to Matter International Limited.

Axonex Intelligence Limited (“Axonex Intelligence”) was incorporated on January 10, 2025, as a limited company under the laws of Hong Kong under the name Smartland Capital Limited. It was renamed Axonex Intelligence Limited on August 6, 2025 and transferred into the Group as an indirect wholly owned subsidiary through Axonex AI on August 7, 2025, for administrative purposes and nominal consideration,. Axonex Intelligence is engaged in the provision of smart facility management solutions integrating robotics, IoT, and AI technologies, serving enterprises, real estate operators, shopping centers, and government agencies in Hong Kong and across the Asia Pacific region.

Grand Engineering and Construction Limited (“GEC”) was incorporated on February 10, 2025, as a limited company under the laws of Hong Kong. It was transferred into the Group as an indirect wholly owned subsidiary through CKL on August 7, 2025, for administrative purposes and nominal consideration. Grand Engineering is engaged in the provision of building works and related construction services in Hong Kong.

Axonex Intelligence Pte. Ltd. was incorporated on October 24, 2025, as a private company limited by shares under the laws of Singapore. It is an indirect wholly owned subsidiary of the Company through Axonex AI and is engaged in software and application development.

Axonex Robotics Limited (“Axonex Robotics”) was incorporated on October 30, 2025, as a limited company under the laws of Hong Kong. The Company indirectly holds 60% of its issued share capital through Axonex Intelligence, with the remaining 40% held by AIMO (HK) Limited, an independent Hong Kong-based robotics company. Axonex Robotics is engaged in robotics design.

Spark Interiors Limited (“Spark”) was incorporated on December 23, 2025, as a limited company under the laws of Hong Kong. It is an indirect wholly owned subsidiary of the Company through CKL and is engaged in the provision of interior design and fit-out services with a focus on residential customers.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Axonex Automation Limited (“Axonex Automation”) was incorporated on March 3, 2026, as a limited company under the laws of Hong Kong. It is an indirect wholly owned subsidiary of the Company through Axonex Intelligence and is engaged in the provision of commercialization and overseas expansion of digital twin and drone flight control technologies.

Interior design and fit out service

The Company, through its indirectly wholly-owned subsidiaries, MIL,GEC & Spark, is an interior design and fit out service provider based in HKSAR, providing design, fit out services for residential and non-residential buildings. The design service includes provision of conceptualized design with layout plans and detailed design drawings. Fit out works include installing materials to cover floors or walls, installing or constructing partition walls, windows, furniture or fixtures and installing other systems such as plumbing or electrical wiring.

Robotics and AI Solutions

The Company’s AI & Robotics Solutions segment is conducted principally through Axonex Intelligence and Axonex Automation, together with several partially owned joint venture entities, Axonex Robotics.

Particulars of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Ownership %	Principal activity
CKL Holdings Limited	BVI	100%	Investment Holding
Matter International Limited	Hong Kong	100%	Interior Design and fit-out services
Axonex Intelligence Limited	Hong Kong	100%	Smart facility management
Grand Engineering and Construction Limited	Hong Kong	100%	Engineering work
Axonex AI Limited	BVI	100%	Investment Holding
Aspiration X Limited	BVI	100%	Investment Holding
Axonex Intelligence Pte. Ltd.	Singapore	100%	Software and application development
Axonex Robotics Limited	Hong Kong	60%	Sale of Robotics products
Spark Interiors Limited	Hong Kong	100%	Interior Design and fit-out services
Axonex Automation Limited	Hong Kong	100%	Not yet commence business

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The following is an organization chart of the Company and its subsidiaries:

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on November 29, 2023. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the beginning of the three-year period ended March 31, 2026, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The consolidated balance sheets as of March 31, 2026 and 2025 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 13. The ordinary shares of the Company are presented on a retroactive basis to reflect the share subdivision completed on August 19, 2024 and reverse stock split on May 6, 2026.

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

Non-controlling interest

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not entitled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Company.

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

Foreign currency translation

The accompanying consolidated financial statements are presented in the United States Dollars (“USD” or “$”), which is the reporting currency of the Company. The functional currency of the Company’s subsidiaries in Hong Kong is Hong Kong Dollars (“HKD” or “HK$”), its other subsidiaries which are incorporated in British Virgin Islands and Singapore is United States Dollars and Singapore Dollars, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

The Company’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

	March 31, 2026	March 31, 2025	March 31, 2024
Year-end $: HK$ exchange rate	7.84	7.78	7.83
Year average $: HK$ exchange rate	7.80	7.79	7.82
Year-end $: SG$ exchange rate	1.29	N/A	N/A
Year average $: SG$ exchange rate	1.29	N/A	N/A

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2026, 2025 and 2024, no impairment of long-lived assets was recognized.

Investments

Investments in which the Company does not have the ability to exercise significant influence over operating and financial matters are accounted for in accordance with ASC 321, Investments - Equity Securities. Investments without readily determinable fair values are accounted for using the measurement alternative which is at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company periodically evaluates its investments for impairment due to declines considered to be other than temporary. If the Company determines that a decline in fair value is other than temporary, then a charge to earnings is recorded in the accompanying consolidated statements of operations and comprehensive loss, and a new basis in the investment is established. As of March 31, 2026, 2025 and 2024, no impairment of investments was recognized.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company derives its revenue from three sources: (1) Design and fit out services; (2) Design only services and (3) Sales of robotics products.

(1)	Revenue from design and fit out services

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

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of March 31, 2026 and 2025, the Company had transaction price allocated to remaining performance for design and fit out services amounting to $2,428,524 and $4,499 which is expected to the satisfaction of a performance obligation within 12 months from March 31, 2026 and 2025 using an input measure method.

(2)	Revenue from design only services

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

(3)	Revenue from sale of robotics products

The Company recognize revenue when control of a promised good or service transfers to a customer. Control can transfer at a point in time. Revenue from sale of robotics products is recognized at the point in time when the control of the asset is transferred to the customer, generally on delivery of the robotics products. These robotics products typically have AI-powered analytics embedded. Invoices for products are generally issued as control transfers, which is typically upon delivery, when legal title and the significant risks and rewards of ownership have transferred to the customer.

 Cost of revenues

The Company’s cost of revenue is primarily comprised of the subcontracting costs, material costs, staff costs and purchase of robots. These costs are expenses as incurred.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of March 31, 2026 and 2025, the Company made $18,416 and $38,202 allowance for expected credit loss, respectively.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Contract costs

Other than the costs which are capitalized as inventories, property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalized as an asset if all of the following criteria are met:

a)	The costs relate directly to a contract or to an anticipated contract that we can specifically identify.

b)	The costs generate or enhance our resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

c)	The costs are expected to be recovered.

The capitalized contract costs are charged to the statement of operations on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognized. Other contract costs are expensed as incurred.

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the year ended March 31, 2026, 2025 and 2024, no impairment loss was recognized.

Receipts in advance

Receipts in advance shall initially be measured at the amount of consideration received or receivable from the customer.

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

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The details of revenues and cost of revenues of the Company are as follows:

	Year ended March 31,
	2026	2025	2024
Revenues – Services	1,853,484	3,050,043	4,081,788
Revenues – Services – related parties	52,706	216,347	301,208
Revenues – Product sales	384,429	—	—
Cost of revenues – Services	(1,738,065)	(2,540,218)	(2,821,615)
Cost of revenues – Services – a related party	(27,050)	—	—
Cost of revenues – Product sales – a related party	(275,507)	—	—
Gross profit	$249,997	$726,172	$1,561,381
Gross profit margin	10.9%	22.2%	35.6%

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expense.

Selling and marketing expenses – share based compensation mainly represent the marketing expenses in relation to our business development.

Research and development expenses

Research and development costs primarily consist of employee-related expenses, including salaries and related Mandatory Provident Fund (“MPF”) related to the Company’s Robotics and AI solutions segment. Research and development costs are expensed as incurred.

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

Share-based payments

The Company grants share for the purpose of providing incentives and rewards to eligible employees and non-employee consultants. Employees’ share based awards and non-employees’ share-based awards are measured at the fair value of the awards on the grant date and recognized as expenses immediately at grant date if no vesting conditions are required. The fair value of the shares granted is measured on the grant date based on the closing fair market value of the Company’s ordinary shares.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended March 31, 2026, 2025 and 2024.

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

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has identified the following two major reportable segments for purposes of allocating resources and evaluating financial performance:

●	Interior design and fit out service

●	Robotics and AI Solutions Business

The Company’s CODM assesses performance for the segments and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations and comprehensive income, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., selling and marketing and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included total other income (expense), net, and income tax expenses (benefit), which are reflected in the segment and consolidated net income. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

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

Recently issued accounting pronouncements

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

In May 2025, the FASB issued an Accounting Standards Update (ASU) to clarify the guidance in Topic 606, Revenue from Contracts with Customers, and Topic 718, Compensation—Stock Compensation, on share-based payments that are granted by an entity as consideration payable to its customer. The amendments in this ASU revise the Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor (including over a specified period of time). The revised definition also incorporates performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. The revised definition of the term performance condition cannot be applied by analogy to awards granted to employees and nonemployees in exchange for goods or services to be used or consumed in the grantor’s own operations. The amendments in this ASU also clarify that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer. Therefore, a grantor is required to assess the probability that an award will vest using only the guidance in Topic 718. The amendments in this Update are effective for all entities for annual reporting periods, including interim reporting periods within annual reporting periods, beginning after December 15, 2026. The company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In July 2025, the FASB issued an Accounting Standard Update to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this Update provide (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments in this Update are expected to provide investors and other financial statement users with decision-useful information while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments n this Update are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2026	2025
Accounts receivable	$383,771	$878,944
Less: allowance for expected credit loss	(18,416)	(38,202)
	$365,355	$840,742

The movement of allowances for expected credit loss is as follow:

	As of March 31,
	2026	2025
Balance at beginning of the year	$38,202	$10,676
Provision	7,538	27,463
Write off	(27,121)	—
Exchange difference	(203)	63
Balance at end of the year	$18,416	$38,202

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

Contract assets, net consisted of the following:

	As of March 31,
	2026	2025
Contract assets	$224,452	$604,423
Less: allowance for expected credit loss	(3,421)	(8,553)
	$221,031	$595,870

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT ASSETS, NET (CONTINUED)

The movement of contract assets is as follow:

	As of March 31,
	2026	2025
Balance at beginning of the year	$604,423	$225,610
Additions	242,302	1,248,738
Changes due to billings	(481,789)	(871,259)
Write off	(137,593)	—
Exchange difference	(2,891)	1,334
Balance at end of the year	$224,452	$604,423

The movement of allowances for expected credit loss is as follow:

	As of March 31,
	2026	2025
Balance at beginning of the year	$8,553	$2,193
Provision	132,503	6,337
Write off	(137,593)	—
Exchange difference	(42)	23
Balance at end of the year	$3,421	$8,553

Impairment loss was $137,593 for the year ended March 31, 2026.

NOTE 5 — LOAN RECEIVABLE, NET

On January 20, April 16 and August 11, 2025, the Company entered into short-term loan agreements with, AIMO (HK) Limited, an unrelated company (became a related company on October 30, 2025 (see Note 19)) to lend HK$1,000,000 (US$128,320), HK$2,500,000 (US$320,357) and HK$500,000 (US$64,071) with due date on January 19, April 15 and August 10, 2026 respectively. The loans carry an interest rate of 8% per annum to be paid yearly. The short-term loans were secured by personal guarantee provided by the borrower’s director.

On April 3 and May 23, 2025, the Company entered into short-term loan agreements with EPED Limited, a related company to lend HK$2,500,000 (US$320,357) and HK$2,000,000 (US$256,286) with due date on March 31, 2026. The loans carry an interest rate of 8% per annum to be paid yearly. The short-term loans were secured by personal guarantee provided by the borrower’s director.

On April 2, 2025, the Company entered into short-term loan agreement with Space Plus Limited, a related company to lend HK$2,500,000 (US$320,357) with due date on March 31, 2026. The loan carries an interest rate of 8% per annum to be paid yearly. The short-term loan was secured by personal guarantee provided by the borrower’s director.

All the above loans were fully repaid by March 31, 2026.

Loan receivable, net consisted of the following:

	As of March 31,
	2026	2025
Loan receivable	$—	$128,536
Less: allowance for expected credit loss	—	(1,355)
	$—	$127,181

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — LOAN RECEIVABLE, NET (CONTINUED)

The movement of allowances for expected credit loss is as follow:

	As of March 31,
	2026	2025
Balance at beginning of the year	$1,355	$—
(Reversal)/Provision	(1,351)	1,353
Exchange difference	(4)	2
Balance at end of the year	$—	$1,355

Interest income from short term loans for the year ended March 31, 2026, 2025 and 2024 was $41,655, $13,846 and $nil, respectively.

NOTE 6 — PREPAYMENT

Prepayment consist of the following:

	As of March 31,
	2026	2025
Marketing expenses*	$449,442	$705,700
Insurance	51,967	51,434
Leasehold improvements**	—	167,097
Others	36,216	6,939
Total	537,625	931,170
Less: Amount classified as non-current asset	(198,590)	(455,148)
Amount classified as current assets	$339,035	$476,022

*	Prepaid marketing expenses were made to vendors for three-year marketing services including social media content preparation and promotion, website maintenance, market research and analysis, identification of potential customers and ongoing marketing advisory services.

**	Prepayment for leasehold improvements for the new office has already been capitalized under the Property and Equipment during the year ended March 31, 2026.

NOTE 7 — DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consisted of the following:

	As of March 31,
	2026	2025
Deposits	$65,630	$82,929
Other current assets	51,865	1,110
Interest receivable	—	1,535
Less: allowance for expected credit loss	(1,180)	(302)
	$116,315	$85,272

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — DEPOSITS AND OTHER CURRENT ASSETS, NET (CONTINUED)

The movement of allowances for expected credit loss is as follow:

	As of March 31,
	2026	2025
Balance at beginning of the year	$302	$54
Provision	884	247
Exchange difference	(6)	1
Balance at end of the year	$1,180	$302

NOTE 8 — INVESTMENT

Investment consisted of the following:

	As of March 31,
	2026	2025
Non-Marketable Securities of YAS Digital Group Limited, at cost	$2,500,000	$—

On December 11, 2025, the Company entered into a Series A2 Preferred Share Subscription Agreement with YAS Digital Group Limited (“YAS”), an unlisted entity, to acquire 1,959 Series A2 preferred shares of YAS, at the per share price of US$1,276.30, for an aggregate subscription price of US$2,500,000.

As of March 31, 2026, the Company holds approximately 6.02% equity interest in YAS.

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31,
	2026	2025
At cost:
Leasehold improvements	$267,857	$25,716
IT equipment	116,722	20,327
Furniture and fixtures	7,405	1,905
	391,984	47,948
Less: accumulated depreciation	(158,893)	(37,407)
Total	$233,091	$10,541

Depreciation expense for the years ended March 31, 2026, 2025 and 2024 was $147,976, $5,369 and $4,679, respectively.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LEASE

The Company has operating leases for office space. In 2026 and 2025, the Company recognized right-of-use assets of $40,127 and $194,214, and lease liabilities of $40,127 and $194,214 in accordance with ASC842, Leases, respectively. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Prime Rate minus 2.25% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments at the lease inception for the new lease in 2026, the rate used by the Company was 2.75%. As of March 31, 2026 and 2025, the weighted average remaining lease term is 0.99 year and 1.88 years, the weighted average discount rate is 3.56% and 3.87%, respectively.

The following table shows operating lease right-of-use assets, net and operating lease liabilities:

	As of March 31,
	2026	2025
Assets
Operating lease right-of-use assets, net	$116,521	$178,865
Liabilities
Operating lease liabilities, current	$114,177	$95,130
Operating lease liabilities, non-current	$10,158	$90,965
	$124,335	$186,095

During the year ended March 31, 2026, the company incurred operating lease expenses, as follows:

	For the year ended March 31,
	2026	2025	2024
Operating lease expenses:
Amortization of leased assets	$101,382	$58,008	$39,893
Interest of lease liabilities	5,685	2,489	3,585
Total operating lease expenses	$107,067	$60,497	$43,478

The cash paid for amounts included in the measurement of operating lease liabilities for the year ended March 31, 2026, 2025 and 2024 amounted to $106,427, $53,279, and $43,478 respectively.

As of March 31, 2026, the maturity analysis of operating lease liabilities is as follows:

Financial years ending March 31,
2027	$116,012
2028	10,204
Total undiscounted cash flows	126,216
Less: imputed interest	(1,881)
Present value of lease liabilities	124,335
Less: Non-current portion of lease liabilities	(10,158)
Current portion of lease liabilities	$114,177

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — BANK LOAN

As of March 31, 2026 and 2025, bank loan consisted of the following:

						As of March 31,
Bank loan drawdown date	Provider	Nature of bank loan	Interest rate	Amount of bank loan		2026	2025
April 25, 2024	Nanyang Commercial Bank Limited	Term loan under SME Financing Scheme (“SME Term Loan”)	Hong Kong Prime rate minus 2.5% p.a.	HK$	9,000,000	$954,881	1,066,363
Total						954,881	1,066,363
Less: non-current portion						(847,919)	(962,671)
Amount classified as current liabilities						$106,962	103,692

The bank loan was primarily obtained for general working capital.

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

As of March 31, 2026 and 2025, the outstanding balances under these SME Term Loan facilities were $954,881 and $1,066,363, respectively.

No significant covenants are noted under these banking facilities.

The effective annual interest rates of the bank loans for the years ended March 31, 2026 , 2025 and 2024 were 2.89%, 3.35% and nil. Interest expenses incurred from these bank loans amounted to $29,391, $34,266 and $nil for the years ended March 31, 2026, 2025 and 2024, respectively.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — BANK LOAN (CONTINUED)

The table below summarizes the remaining contractual maturities of the bank loan as of March 31, 2026. The loans are categorized by the years in which repayments are due:

During the year ended March 31,
2027	$131,880
2028	131,880
2029	131,880
2030	131,880
2031	131,880
Thereafter	406,630
Total repayments of bank loans	1,066,030
Less: imputed interest	(111,149)
Balance recognized on the balance sheet as of March 31, 2026	$954,881

NOTE 12 — CONTRACT LIABILITIES

Contract liabilities consisted of the following:

	As of March 31,
	2026	2025
Balance at beginning of the year	$4,499	$20,445
Additions	53,914	143,447
Recognize to revenue from the beginning balance	(4,485)	(20,531)
Recognized to revenue during the year	(14,371)	(138,983)
Exchange difference	(197)	121
Balance at the end of year	$39,360	$4,499

Contract liabilities represent the payment advanced from customers.

NOTE 13 — EQUITY

Ordinary shares

The Company was incorporated as a BVI business company under the BVI Act on October 18, 2023, and are authorized to issue a maximum of 28,000,000 shares of no par value (the “Ordinary Shares”), divided into (i) 25,200,000 Class A Ordinary Shares and (ii) 2,800,000 Class B ordinary shares of no par value.

The following is a summary of the rights, preferences, and terms of the Class A ordinary shares and Class B ordinary shares:

Dividends

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to an equal share of dividends when, as and if, declared by our board of directors. As of March 31, 2026, 2025 and 2024, the Company has declared dividends of $nil, $nil and $nil respectively.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — EQUITY (CONTINUED)

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

The equity of the Company as of March 31, 2026 and 2025 represents 28,000,000 ordinary shares authorized, 2,501,277 and 2,301,250 ordinary shares issued and outstanding with no par value, amounting to $4,000.

A summary of movements in the Company’s ordinary shares are as follows:

	Class-A Shares	Class-B Shares	Total	Par value of shares	Additional paid-in capital
Balance as of March 31, 2024	1,400,000	700,000	2,100,000	$4,000	$1,284
Issuance of new shares from Initial Public Offering	201,250	—	201,250	—	6,058,248
Balance as of March 31, 2025	1,601,250	700,000	2,301,250	$4,000	$6,059,532
Conversion of Class B to Class A shares	210,000	(210,000)	—	—	—
Issuance of new shares from 2025 Stock Incentive Plan	200,000	—	200,000	—	7,820,000
Reverse stock split rounding adjustment	27	—	27	—	—
Balance as of March 31, 2026	2,011,277	490,000	2,501,277	$4,000	$13,879,532

***	Shares presented on a retrospective basis to reflect the Reverse Stock Split on May 6, 2026 and the share subdivision on August 14, 2024

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — EQUITY (CONTINUED)

Share subdivision

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

Completion of Initial Public Offering

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

On May 2, 2025, the Company granted a total of 2,000,000 shares under 2025 Stock Incentive Plan to 9 unrelated individuals for the Company’s future marketing and business development. The shares granted were vested immediately upon issuance and not subject to any restrictions. For the year ended March 31, 2026, the Company recorded share-based payment for selling and marketing service of US$7,820,000 in the consolidated statement of operations and comprehensive loss as selling and marketing expenses – share-based compensation.

On March 31, 2026, the Company granted a total of 400,000 shares under 2025 Stock Incentive Plan to an employee as performance bonus. The shares granted were vested after issuance and not subject to any restrictions. For the year ended March 31, 2026, the Company recorded share-based payment for service of US$108,000 in the consolidated statement of operations and comprehensive loss as general and administrative expenses. The 400,000 shares granted were issued on April 1, 2026.

Conversion of Class B to Class A shares

On December 11, 2025, a significant shareholder of the Company, effected the conversion of all 2,100,000 of its class B ordinary shares of no par value (the “Class B Ordinary Shares”) into class A ordinary shares of no par value (the “Class A Ordinary Shares”) on a one-for-one basis, in accordance with the Company’s amended and restated memorandum and articles of association.

Prior to the conversion, the Class B Ordinary Shares held by the shareholder carried superior voting rights of twenty votes per share. As a result of the conversion, such Class A Ordinary Shares now carry one vote per share. The conversion resulted in a change in the voting power of the significant shareholder but did not result in any change to the aggregate number of ordinary shares beneficially owned by shareholder.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — EQUITY (CONTINUED)

Reverse Stock Split

On March 31, 2026, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value and Class B ordinary shares with no par value, at an exchange ratio of ten (10) shares for one (1) share. The reverse stock split became effective on May 6, 2026. The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

NOTE 14 — EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Singapore

The Company makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognised as an expense in the period in which the related service is performed.

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

Singapore

Tax on corporate income is imposed at a flat rate of 17%. A partial tax exemption and a three-year start-up tax exemption for qualifying start-up companies are available.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — PROVISION FOR INCOME TAX (CONTINUED)

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive (loss) income as determined in accordance with ASC 740 are as follows:

	For the year ended March 31,
	2026	2025	2024
Current income tax	$16,772	$—	$128,932
Deferred income tax	(11,846)	(174,620)	—
Provision for (Benefit from) income taxes	$4,926	$(174,620)	$128,932

The following tables provide the reconciliation of the difference between the statutory and effective tax expenses following as of March 31, 2026, 2025 and 2024:

	For the year ended March 31,
	2026	2025	2024
(Loss) Income before income tax	$(10,310,278)	$(1,635,736)	$912,370
Tax expenses at the British Virgin Islands statutory tax rate	—	—	—
Tax expenses at Singapore Profits Tax rate	—	—	—
Hong Kong Profits Tax rate	16.50%	16.50%	16.50%
Income taxes computed at Hong Kong Profits Tax rate	(1,701,196)	(269,896)	150,541
Effect of different tax rates available to different jurisdictions	1,402,209	—	—
Tax allowance at the statutory tax rates	(43,217)	(1,362)	(1,276)
Tax effect on non-assessable income	(55)	(18)	(18)
Tax effect on non-deductible expenditure	4,184	75,483	772
Under-provision in prior years	11,607	—	—
Tax effect of two-tier tax rate	—	21,173	(21,087)
Valuation allowance	331,394	—	—
Provision for (Benefit from) income taxes	$4,926	$(174,620)	$128,932

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the years ended March 31, 2026, 2025 and 2024:

	For the year ended March 31,
	2026	2025	2024
British Virgin Islands statutory tax rate	—%	—%	—%
Hong Kong Profits tax rate	16.5%	16.5%	16.5%
Different tax rates available to different jurisdictions	(13.6)%	—%	—%
Tax allowance at the statutory tax rates	0.4%	0.1%	(0.1)%
Non-assessable income	—%	—%	—%
Non-deductible expenditure	—%	(4.6)%	—%
Under-provision in prior years	(0.1)%	—%	—%
Two-tier tax rate	—%	(1.3)%	(2.3)%
Valuation allowance	(3.2)%	—%	—%
Effective tax rate	—%	10.7%	14.1%

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — PROVISION FOR INCOME TAX (CONTINUED)

An analysis of the Company’s deferred tax assets as of March 31, 2026 and 2025 was as follows:

	As of March 31,
	2026	2025
Deferred tax assets:
Net operating loss carried forward	515,228	174,915
Less: Valuation allowance	(329,863)	—
Deferred tax assets - net	$185,365	$174,915

The movement of deferred tax assets is as follows:

	As of March 31,
	2026	2025
Balance at beginning of the year	$174,915	$—
Additions	343,240	174,620
Utilization	—	—
Valuation allowance	(331,394)	—
Exchange adjustment	(1,396)	295
Balance at end of the year	$185,365	$174,915

Deferred tax assets

	Accumulated losses carry forward	Others	Total
	USD	USD	USD
As of April 1, 2024	$—	$—	$—
Credit to the statement of operations	174,620	—	174,620
Exchange adjustment	295	—	295
As of March 31, 2025 and April 1, 2025	174,915	—	174,915
Credit to the statement of operations	331,394	11,846	343,240
Less: valuation allowance	(331,394)	—	(331,394)
Exchange adjustment	(1,342)	(54)	(1,396)
Balance at end of the year	$173,573	$11,792	$185,365

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

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following:

	As of March 31,
	2026	2025
Accrued salaries	$127,075	$4,593
Accruals for operating expenses	198,496	168,923
Other payable	122,664	—
Total	$448,235	$173,516

NOTE 17 — CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues as of March 31, 2026, 2025, and 2024.

	For the years ended
	March 31, 2026		March 31, 2025		March 31, 2024
Customers	Amount $	%	Amount $	%	Amount $	%
A	384,429	16.8%	—	—	—	—
B	302,718	13.2%	61,765	1.9%	—	—
C	244,501	10.7%	—	—	—	—
D	226,582	9.9%	—	—	—	—
E	225,013	9.8%	—	—	—	—
F	138,615	6.1%	258,869	7.9%	—	—
G	—	—	1,073,816	32.9%	709,361	16.2%
H	205	—	320,800	9.8%	—	—
I	—	—	216,347	6.6%	301,208	6.9%
J	66,658	2.9%	191,723	5.9%	—	—
K	—	—	—	—	582,828	13.3%
L	—	—	—	—	473,441	10.8%
M	—	—	—	—	448,139	10.2%

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of March 31, 2026 and 2025:

	As of
	March 31, 2026		March 31, 2025
Customers	Amount $	%	Amount $	%
A	126,177	34.5%	—	—
C	119,717	32.8%	—	—
B	100,953	27.6%	—	—
N	7,577	2.1%	—	—
O	2,893	0.8%	129,622	15.4%
I	—	—	186,533	22.2%
P	—	—	152,735	18.2%
Q	—	—	114,723	13.6%
F	—	—	108,656	12.9%

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — CONCENTRATIONS OF RISK (CONTINUED)

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase as of March 31, 2026, 2025, and 2024:

	For the years ended
	March 31, 2026		March 31, 2025		March 31, 2024
Suppliers	Amount $	%	Amount $	%	Amount $	%
I	275,507	16.8%	—	—	—	—
II	123,993	7.5%	116,123	5.4%	240,744	10.0%
III	97,193	5.9%	167,598	7.9%	—	—
IV	96,671	5.9%	18,735	0.9%	—	—
V	58,821	3.6%	—	—	194,926	8.1%
VI	32,415	2.0%	388,809	18.2%	—	—
VII	—	—	111,761	5.2%	—	—
VIII	—	—	98,219	4.6%	—	—
IX	25,699	1.6%	—	—	150,673	6.2%
X	—	—	—	—	129,145	5.4%
XI	—	—	—	—	125,484	5.2%

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s accounts payables as of March 31, 2026 and 2025:

	As of
	March 31, 2026		March 31, 2025
Suppliers	%	Amount $	%	Amount $
II	128,934	25.8%	53,890	15.6%
XII	42,349	8.5%	—	—
XIII	41,599	8.3%	—	—
XIV	38,655	7.7%	—	—
IV	36,671	7.3%
III	23,061	4.6%	49,930	14.4%
XV	—	—	34,189	9.9%
XVI	—	—	26,039	7.5%
XVII	8,482	1.7%	23,030	6.7%

NOTE 18 — RISKS

A.	Credit risk

Accounts receivable and Contract assets

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended March 31, 2026 and 2025 are $365,355 and $840,742, respectively. The maximum potential loss of contract assets for the year ended March 31, 2026 and 2025 are $221,031 and $595,870, respectively.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — RISKS (CONTINUED)

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Deposit Protection Scheme or other programs.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of 31 March 2026 and 2025 is $1,180 and $302 respectively.

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

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s net income for the year ended March 31, 2026 and 2025 would have decreased or increased by approximately $9,549 and $10,664 respectively.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — RISKS (CONTINUED)

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

NOTE 19 — RELATED PARTY TRANSACTIONS

Accounts receivable — related parties, net consisted of the following:

	As of March 31,
	2026	2025
Matter Design Limited [1]	$—	$188,563
EPED Limited [2]	1,161	—
AIMO (HK) Limited [4]	1,628	—
Less: allowance for expected credit loss	(29)	(2,030)
	$2,760	$186,533

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — RELATED PARTY TRANSACTIONS (CONTINUED)

Contract assets — related parties, net consisted of the following:

	As of March 31,
	2026	2025
EPED Limited [2]	$7,294	$—
EPED Development Limited [3]	6,683	—
Less: allowance for expected credit loss	(134)	—
	$13,843	$—

Prepayment — a related party, net consisted of the following:

	As of March 31,
	2026	2025
AIMO (HK) Limited [4]	$12,755	$—

Accounts payable — a related party, net consisted of the following:

	As of March 31,
	2026	2025
AIMO (HK) Limited [4]	$19,133	$—

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

In addition to the transactions and balances detailed elsewhere in these financial statements, the Company had the following transactions with related parties:

	For the years ended March 31,
	2026	2025	2024
Revenue from Matter Design Limited [1]	$—	$216,347	$301,208
Revenue from EPED Limited [2]	42,990	—	—
Revenue from EPED Development Limited [3]	6,714	—	—
Revenue from AIMO (HK) Limited [4]	3,002	—	—
Cost of revenue paid to AIMO (HK) Limited [4]	275,507	—	—
Cost of revenue paid to Space Plus Limited [5]	27,050	—	—
Interest income from EPED Limited [2]	11,547	6,103	—
Interest income from AIMO (HK) Limited [4]	3,286	—	—
Interest income from Space Plus Limited [5]	8,257	6,210	—
Consultancy fee paid to EPED Limited [2]	218,540	135,730	—
Consultancy fee paid to Space Plus Limited [5]	184,526	100,089	—
Research and Development cost paid to AIMO (HK) Limited[4]	20,503	—	—
Purchase of Property and equipment from AIMO (HK) Limited[4]	69,838	—	—
Short-term loan to EPED Limited [2]	576,643	410,625	—
Short-term loan to Space Plus Limited [5]	320,357	410,625	—
Repayment of short-term loan from EPED Limited [2]	576,643	410,625	—
Repayment of short-term loan from Space Plus Limited [5]	320,357	410,625	—
Repayment of short-term loan from AIMO (HK) Limited [4]	256,287	—	—

[1]	Matter Design Limited is controlled by Mr. Hoi Lung CHAN, the beneficial owner, chief executive officer and director of the Company.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — RELATED PARTY TRANSACTIONS (CONTINUED)

[2]	EPED Limited is controlled by Mr. Hoi Lung CHAN.

[3]	EPED Development Limited is controlled by Mr. Hoi Lung CHAN’s spouse.

[4]	AIMO (HK) Limited is an entity which formed joint venture, Axonex Robotics Limited on October 30,2025 with Axonex Intelligence Limited, the Company’s subsidiary.

[5]	Space Plus Limited is controlled by Mr. Cheong Shing KU, the beneficial owner and director of the Company.

NOTE 20 — SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has identified the following two major reportable segments:

●	Interior design and fit out service

●	Robotics and AI Solutions Business

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

The accounting policies of the segment are the same as those described in Note “2. Summary of Significant Accounting Policies”. The Company’s CODM uses net income (loss) to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions. Additionally, the CODM reviews and uses functional expenses included in net income (loss) to manage the Company’s operations and assess operating profitability. The Company operates as two operating and reportable segments, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of operations. These significant segment expense include cost of revenues, selling and marketing expenses, research and development expenses, and general and administrative expenses. Other segment items that are presented on the consolidated statements of operations include other income (expense), net, provision for (benefit from) income taxes.

The Company’s assets are all located in Hong Kong and majority of the Company’s revenue and all of the expense are derived in Hong Kong. Therefore, no geographical segments are presented.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — SEGMENT REPORTING (CONTINUED)

The following table presents revenue by major revenue type for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the years ended March 31,
	2026	2025	2024
Design and fit out services	$1,882,061	$2,986,769	$3,603,422
Design only services	24,129	279,621	779,574
Sale of robotic products	384,429	—	—
Total	$2,290,619	$3,266,390	$4,382,996

The following table presents revenue by type of premises or products for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the years ended March 31,
	2026	2025	2024
Non-residential	$1,496,427	$2,533,927	$3,651,614
Residential	409,763	732,463	731,382
Sale of robotic products	384,429	—	—
Total	$2,290,619	$3,266,390	$4,382,996

The following table presents the significant revenue and expense categories in the Company’s operating segments:

	For the years ended March 31, 2026
	Interior design and fit out service	Robotics and AI Solutions Business	Corporate	Total
Revenues	$1,906,190	$384,429	$—	$2,290,619
Cost of revenues	(1,765,115)	(275,507)	—	(2,040,622)
Selling and marketing expenses	(255,588)	(50,727)	(30,704)	(337,019)
Selling and marketing expenses - share-based compensation	—	—	(7,820,000)	(7,820,000)
Research and development expenses	—	(130,961)	—	(130,961)
General and administrative expenses	(1,480,722)	(113,881)	(692,439)	(2,287,042)
Other (expenses) income, net	(31,806)	9	46,544	14,747
Benefit from (Provision for) income taxes	4,761	(9,687)	—	(4,926)
Net loss	$(1,622,280)	$(196,325)	$(8,496,599)	$(10,315,204)

Segment assets	1,967,366	520,215	5,321,317	7,808,898
Reconciliation:
Elimination of intersegment receivables	(10,013)	—	(2,424,056)	(2,434,069)
Unallocated assets	—	—	—	—
Total assets	$1,957,353	$520,215	$2,897,261	$5,374,829

Segment liabilities	3,406,311	705,991	412,318	4,524,620
Reconciliation:
Elimination of intersegment payables	(1,771,901)	(649,561)	(12,606)	(2,434,068)
Total liabilities	$1,634,410	$56,430	$399,712	$2,090,552

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — SEGMENT REPORTING (CONTINUED)

	For the years ended March 31, 2026
	Interior design and fit out service	Robotics and AI Solutions Business	Corporate	Total
Other segment information
Depreciation and amortization	$243,196	$6,162	$—	$249,358
Provision for allowance for expected credit losses	$1,898	$1,433	$(1,351)	$1,980
Share-based compensation	$—	$—	$7,928,000	$7,928,000
Impairment losses	$137,593	$—	$—	$137,593

	For the years ended March 31, 2025
	Interior design and fit out service	Robotics and AI Solutions Business	Corporate	Total
Revenues	$3,266,390	$—	$—	$3,266,390
Cost of revenues	(2,540,218)	—	—	(2,540,218)
Selling and marketing expenses	(57,644)	—	—	(57,644)
Selling and marketing expenses - share-based compensation	—	—	—	—
Research and development expenses	—	—	—	—
General and administrative expenses	(1,842,665)	—	(453,372)	(2,296,037)
Other (expenses) income, net	(9,504)	—	1,277	(8,227)
Benefit from income taxes	174,620	—	—	174,620
Net loss	$(1,009,021)	$—	$(452,095)	$(1,461,116)

Segment assets	$3,332,764	$—	$5,782,070	$9,114,834
Reconciliation:
Elimination of intersegment receivables	(8,805)	—	(1,530,474)	(1,539,279)
Total assets	$3,323,959	$—	$4,251,596	$7,575,555

Segment liabilities	3,141,520	—	173,846	3,315,366
Reconciliation:
Elimination of intersegment payables	(1,530,474)	—	(8,805)	(1,539,279)
Total liabilities	$1,611,046	$—	$165,041	$1,776,087

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — SEGMENT REPORTING (CONTINUED)

	For the years ended March 31, 2025
	Interior design and fit out service	Robotics and AI Solutions Business	Corporate	Total
Other segment information
Depreciation and amortization	$63,377	$—	$—	$63,377
Provision for allowance for expected credit losses	$35,354	$—	$—	$35,354
Share-based compensation	$—	$—	$—	$—
Impairment losses	$—	$—	$—	$—

	For the years ended March 31, 2024
	Interior design and fit out service	Robotics and AI Solutions Business	Corporate	Total
Revenues	$4,382,996	$—	$—	$4,382,996
Cost of revenues	(2,821,615)	—	—	(2,821,615)
Selling and marketing expenses	(767)	—	—	(767)
Selling and marketing expenses - share-based compensation	—	—	—	—
Research and development expenses	—	—	—	—
General and administrative expenses	(381,825)	—	(288,000)	(669,825)
Other income, net	21,581	—	—	21,581
Provision for income taxes	(128,932)	—	—	(128,932)
Net (loss) income	$1,071,438	$—	$(288,000)	$783,438

Segment assets	$1,982,253	$—	$477,061	$2,459,314
Reconciliation:
Elimination of intersegment receivables	(347,845)	—	—	(347,845)
Total assets	$1,634,408	$—	$477,061	$2,111,469

Segment liabilities	778,556	—	483,038	1,261,594
Reconciliation:
Elimination of intersegment payables	—	—	(347,845)	(347,845)
Total liabilities	$778,556	$—	$135,193	$913,749

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — SEGMENT REPORTING (CONTINUED)

	For the years ended March 31, 2024
	Interior design and fit out service	Robotics and AI Solutions Business	Corporate	Total
Other segment information
Depreciation and amortization	$44,572	$—	$—	$44,572
Provision for allowance for expected credit losses	$6,333	$—	$—	$6,333
Share-based compensation	$—	$—	$—	$—
Impairment losses	$—	$—	$—	$—

NOTE 21 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2026 and 2025 through the issuance date of these consolidated financial statements.

NOTE 22 — SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2026, through August 14, 2026 which is the date that these consolidated financial statements are available to be issued. Other than as described below, there are no material subsequent events that require disclosure in these consolidated financial statements.

Reverse stock split

On May 6, 2026, the reverse stock split approved by the Board of Directors of the Company on March 31, 2026 became effective. All ordinary shares have been adjusted to give retroactive effect to this reverse stock split for all periods presented. An additional 27 class A ordinary shares were included in the Company’s issued and outstanding shares as a result of rounding-up fractional shares into whole shares as a result of the reverse stock split.

On May 20, 2026, the Company received formal written confirmation from The Nasdaq Stock Market LLC (“Nasdaq”), confirming that Nasdaq has determined that for the last 10 consecutive business days, from May 6, 2025, to May 19, 2025, the closing bid price of the Company’s shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2). The Company has regained compliance with Nasdaq’s minimum bid price requirement, noting that this matter is now closed.

MINT INCORPORATION LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SUBSEQUENT EVENTS (CONTINUED)

Bank facilities

On May 14, 2026, the Company’s subsidiary, Matter International Limited obtained Bonding facilities with limit of HK$4,000,000 from HSBC which the facilities require HK$5,000,000 deposit placed with the bank.

Share Purchase Agreement with Deep Vision Enterprise Limited

On May 18, 2026, Mint Incorporation Limited, a company incorporated in the British Virgin Islands (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Deep Vision Enterprise Limited (“Deep Vision”), a principal shareholder of the Company wholly owned by Mr. Hoi Lung Chan, the Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Company.

Pursuant to the Share Purchase Agreement, the Company agreed to sell and issue, and Deep Vision agreed to purchase and subscribe for, 211,879 Class B ordinary shares of no par value of the Company at a purchase price of US$3.01 per share for an aggregate subscription amount of HK$5,000,000 (equivalent to US$637,755.10 based on the exchange rate of HK$7.84 to US$1.00 agreed by the parties in the Share Purchase Agreement) (the “Total Subscription Amount”).

Formation of Joint Venture - Rice Robotics AGI Holding Limited

On May 22, 2026, Aspiration X Limited and Rice Robotics Holdings Limited entered into a joint venture agreement (the “JV Agreement”), pursuant to which the parties agreed to form and operate the Joint Venture through a private limited company incorporated under the laws of the British Virgin Islands to be named “Rice Robotics AGI Holding Limited”. Upon formation, the Joint Venture will be owned as to 87.5% by Aspiration X and/or its nominee(s) and 12.5% by Rice Robotics. The Joint Venture will focus on the development and sales of the next generation of AI companion robots, or as may be expanded or changed by the Joint Venture from time to time in accordance with the JV Agreement. Pursuant to the JV Agreement, Aspiration X and/or its nominee(s) will contribute HK$15,000,000 in funding, as well as provide human resources and research and development support to the Joint Venture. On the other hand, Rice Robotics has agreed to transfer or otherwise procure the transfer of three companies, namely RICE ROBOTICS (HONG KONG) LIMITED, a company incorporated in Hong Kong with limited liability, RICE AI HOLDING LIMITED, a company incorporated under the laws of the British Virgin Islands, and RICE ROBOTICS KK, a joint stock corporation (Kabushiki kaisha) organized under the laws of Japan, to the Joint Venture. Rice Robotics will also provide the Joint Venture with its existing technology, intellectual property, clients, know-how and marketing and sales support. The JV Agreement also contains customary provisions relating to governance of the Joint Venture, including shareholder consent rights for certain significant matters, transfer restrictions, and pre-emptive rights in connection with future issuances of shares of the Joint Venture.

Formation of Joint Venture - YAS Robotics Limited

On June 9, 2026, the Company and YAS Digital Group Limited entered into a joint venture agreement, pursuant to which the parties agreed to form and operate a joint venture named “YAS Robotics Limited,” a private company limited by shares incorporated in Hong Kong (the “YAS Joint Venture”). The YAS Joint Venture was established for the purpose of development, marketing, and distribution of robotics and AI-related insurance products. The YAS Joint Venture is expected to be owned as to seventy-five percent (75%) by YAS and twenty-five percent (25%) by the Company.

July 2026 Private Placement

On July 2, 2026, the Company entered into securities subscription agreements (the “July 2026 PIPE SPA”) with certain new investors and existing shareholders of the Company (each an “July 2026 PIPE Investor,” and collectively, the “July 2026 PIPE Investors”), pursuant to which the Company agreed to issue and sell to the July 2026 PIPE Investors an aggregate of 4,310,350 Class A ordinary shares (the “July 2026 PIPE Shares”), with no par value each, of the Company (the “Class A Ordinary Shares”) at a purchase price of US$0.464 per share, representing 20% of the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 1, 2026, for an aggregate purchase price of US$2,000,000 (the “July 2026 PIPE”). Accordingly, the Company issued 4,310,350 Class A Ordinary Shares to the July 2026 PIPE Investor on July 8, 2026. The Company received a total of $2,000,000 in gross proceeds. The Company intends to use the proceeds from the July 2026 PIPE for working capital and general corporate purposes.

August 2026 Private Placement

On July 30, 2026, the Company entered into securities subscription agreements (the “August 2026 PIPE SPA”) with certain existing shareholders of the Company (each an “August 2026 PIPE Investor,” and collectively, the “August 2026 PIPE Investors”), pursuant to which the Company agreed to issue and sell to the August 2026 PIPE Investors an aggregate of 6,329,115 Class A Ordinary Shares (the “August 2026 PIPE Shares”), at a purchase price of US$0.316 per share, representing 20% of the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 29, 2026, for an aggregate purchase price of US$2,000,000 (the “August 2026 PIPE”). Accordingly, the Company issued 6,329,115 Class A Ordinary Shares to the Investor on August 11, 2026. The Company received a total of $2,000,000 in gross proceeds. The Company intends to use the proceeds from the August 2026 PIPE for working capital and general corporate purposes.